
10012691





HEALTHGRADES®

GUIDING AMERICA TO BETTER HEALTHCARE®

2009 Annual Report to Stockholders

HEALTH GRADES, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Dear Stockholder:

It is my pleasure to invite you to attend the 2010 Annual Meeting of Stockholders of Health Grades, Inc., to be held at our corporate headquarters, 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401, on Wednesday, June 9, 2010 at 9:00 a.m. local time. The meeting will be held for the following purposes:

1. To elect five directors;
2. To ratify Grant Thornton LLP as Health Grades Inc.'s independent registered public accounting firm for the fiscal year ending December 31, 2010; and
3. To act upon such other matters as may properly come before the meeting.

Holders of record of our common stock at the close of business on April 20, 2010 are entitled to receive this notice and to vote at the meeting or any adjournment thereof.

Your vote is important. Whether you plan to attend the meeting or not, we urge you to complete, sign and return your proxy card as soon as possible in the envelope provided. This will ensure representation of your shares in the event you are not able to attend the meeting. You may revoke your proxy and vote in person at the meeting if you so desire.



Allen Dodge
Executive Vice President, Chief Financial Officer and Secretary

April 21, 2010

HEALTH GRADES, INC.
500 Golden Ridge Road
Suite 100
Golden, Colorado 80401

PROXY STATEMENT

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Health Grades, Inc. for the 2010 Annual Meeting of Stockholders to be held at our corporate headquarters, 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401, on Wednesday, June 9, 2010 at 9:00 a.m. local time. We are first mailing copies of this proxy statement, the attached notice of annual meeting of stockholders and the enclosed form of proxy on or about April 26, 2010.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on June 9, 2010.

This proxy statement and the Annual Report are available at:
http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=08886.

At the annual meeting, holders of our common stock will vote upon the election of five directors to serve until the 2011 annual meeting of stockholders or until their successors are duly elected and qualified. Also, holders of our common stock will vote for to ratify the appointment of Grant Thornton LLP as the Company's registered public accounting firm for the fiscal year ending December 31, 2010.

Our Board of Directors has fixed the close of business on April 20, 2010 as the record date for the determination of stockholders entitled to notice of, and to vote at, the annual meeting or any adjournment of the annual meeting. You may vote at the annual meeting only if you are a holder of record of common stock at the close of business on the record date. As of the record date, 29,888,288 shares of common stock were issued and outstanding.

If you complete and return your proxy card and we receive it at or prior to the annual meeting, your shares will be voted in accordance with your directions. You can specify your choice by marking the appropriate box on the enclosed proxy card. If your proxy card is signed and returned without directions, the shares will be voted "FOR" the persons identified in this proxy statement as nominees for election to the Board of Directors and ratification of Grant Thornton LLP. You may revoke your proxy at any time before it is voted at the meeting by sending a notice of revocation to our Secretary at 500 Golden Ridge Road, Suite 100, Golden, CO 80401, executing a later-dated proxy or voting by ballot at the meeting.

The Company's bylaws provide that the holders of a majority of all of the shares of common stock issued, outstanding and entitled to vote, whether present in person or represented by proxy, shall constitute a quorum for the transaction of business at the Annual Meeting.

Shares that are voted "FOR," "AGAINST" or "WITHHELD", as applicable, with respect to a matter are treated as present at the meeting for purposes of establishing a quorum and are also treated as shares entitled to vote at the annual meeting with respect to such matter. If a broker, bank, custodian, nominee or other record holder of shares indicates on a proxy that it does not have the discretionary authority to vote certain shares on a particular matter ("broker non-vote"), then those shares will not be considered entitled to vote with respect to that matter, but will be counted in determining the presence of a quorum.

In July 2009, the U.S. Securities and Exchange Commission approved a rule that changes the manner in which shares are voted in the election of directors. If you hold your shares through a broker, bank, or other nominee, your broker is no longer permitted to vote on your behalf in an election of directors. For such shares to be voted and counted, you now must communicate your voting decisions to your broker, bank or other nominee, before the date of the Annual Meeting or else your shares will not be represented at the Annual Meeting for purposes of election of directors.

Holders of common stock are entitled to one vote per share on all matters properly brought before the meeting. Directors are elected by a plurality of the votes cast. A plurality means that the nominees with the largest number of votes are elected as directors up to the maximum number of directors to be chosen at the meeting. Votes withheld from nominees and broker non-votes will have no effect on their election. All other matters to be acted upon at the meeting will be determined by the affirmative vote of the holders of the majority of the common stock present in person or represented by proxy and entitled to vote. An abstention is counted as a vote against such other matters, and a "broker non-vote" generally is not counted for purposes of approving these matters and will not affect the vote taken.

The Board of Directors is not aware of any matters that will be brought before the meeting other than those described in this proxy statement. However, if any other matters properly come before the meeting, the persons named on the enclosed proxy card will vote in accordance with their best judgment on such matters.

Ownership of Our Common Stock by Certain Persons

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 20, 2010 by (i) each person known to us to own beneficially more than five percent of our common stock, (ii) each of our named executive officers, (iii) each director and (iv) all directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Outstanding Shares [(1)]
5% Stockholders		
FMR LLC [(2)]	2,782,685	9.3%
Janus Capital Management LLC [(3)]	1,829,623	6.1%
Named Executive Officers		
Kerry R. Hicks [(4)]	4,371,183	13.8%
David G. Hicks [(5)]	1,665,955	5.4%
Allen Dodge [(6)]	787,704	2.6%
Wes Crews	230,000	*
Andrea Pearson	40,000	*
Directors		
Leslie S. Matthews, M.D.	129,879	*
John Quattrone [(7)]	153,666	*
Mary Boland	42,916	*
Mats Wahlström	27,500	*
All directors and executive officers as a group (10 persons) [(8)]	7,608,803	22.7%

* Less than one percent.

(1) Applicable percentage of ownership is based on 29,888,288 shares of common stock outstanding on April 20, 2010. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") and means that the holder has voting or investment power with respect to the subject securities. Shares of common stock issuable upon the exercise of stock options exercisable currently or within 60 days of April 20, 2010 (unless otherwise noted) are deemed to be beneficially owned by the person holding such option for purposes of computing such person's percentage ownership but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except for shares held jointly with a person's spouse or subject to applicable community property laws, or as indicated in the footnotes to this table, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder. Unless otherwise provided, the address of all stockholders is 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401.

(2) The information in this note is based solely on a Schedule 13G filed with the SEC on February 16, 2010 by FMR LLC and Edward C. Johnson 3d. FMR LLC has sole dispositive power with respect to 2,782,685 shares. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC and a registered investment advisor, beneficially owns 2,782,685 of these shares as a result of acting as an investment

adviser to various registered investment companies. Edward C. Johnson 3d and FMR LLC, through their control of Fidelity and the funds each has sole power to dispose of 2,782,685 shares owned by the funds. The address of each of Fidelity Management & Research Company, FMR LLC and Edward C. Johnson 3d is 82 Devonshire Street, Boston, Massachusetts 02109.

(3) This information is based solely upon a Schedule 13G filed with the SEC on February 16, 2010 by Janus Capital Management LLC ("Janus Capital") and its affiliate, Janus Venture Fund. Janus Capital provides investment advice to Janus Venture Fund, an investment company registered under the Investment Act of 1940. Shares beneficially owned include 1,640,185 shares held by Janus Venture Fund and shares held by INTECH Investment Management ("INTECH") and Perkins, Wolf, McDonnell and Company ("Perkins Wolf"). Both INTECH and Perkins Wolf are directly owned by Janus Capital. The address for Janus Capital and Janus Venture Fund is 151 Detroit Street, Denver, Colorado 80206.

(4) Includes 10,000 shares of common stock held by The David G. Hicks Irrevocable Children's Trust and 1,814,823 shares underlying stock options. Does not include 60,000 shares of common stock held by The Hicks Family Irrevocable Trust, for which shares Mr. Hicks disclaims beneficial ownership.

(5) Includes 824,940 shares underlying stock options.

(6) Includes 580,000 shares underlying stock options.

(7) Includes 130,000 shares underlying stock options.

(8) Includes 3,367,581 shares underlying stock options.

ELECTION OF DIRECTORS

At the annual meeting, five directors will be elected to hold office until the annual meeting of stockholders in 2011 or until their successors have been duly elected and qualified. Unless contrary instructions are given, the shares represented by a properly executed proxy will be voted "FOR" the nominees listed below. All of the nominees are current members of the Board of Directors.

If, at the time of the annual meeting, one or more of the nominees has become unavailable or unable to serve, shares represented by proxies will be voted for the remaining nominees and for any substitute nominee or nominees designated by the Board of Directors, unless the size of the Board of Directors is reduced. The Board of Directors knows of no reason why any of the nominees will be unavailable or unable to serve.

Information concerning the nominees for election as directors is set forth below:

Kerry R. Hicks, age 50, one of our founders, has served as our Chief Executive Officer and as a director since our inception in 1995. He also served as our President from our inception until November 1999 and currently serves as our President since June 2001. We believe that Mr. Hicks' healthcare services business expertise and experience as one of our founders and Chief Executive Officer of the Company gives him the qualifications and skills to serve as director.

Mats Wahlström, age 55, has served as one of our directors since March 2009. Mr. Wahlström is the Senior Advisor to the Chief Executive Officer of Fresenius Medical Care North America, which operates more than 1,800 dialysis clinics in the U.S. He previously served as co-CEO of Fresenius Medical Care North America and President and Chief Executive Officer of Fresenius Medical Services from January 2004 to December 2009. Mr. Wahlström has 26 years of experience in the healthcare field and 24 years of experience in the renal field. Prior to joining Fresenius Medical Care in 2002, he held various positions at Gambro AB in Sweden, including President and Chief Executive Officer of Gambro U.S. as well as Chief Financial Officer of the Gambro Group. We believe that Mr. Wahlström's operational expertise as an executive in the healthcare field and his financial expertise gives him the qualifications and skills to serve as director.

Mary Boland, age 52, has served as one of our directors since June 2006. Ms. Boland has served as Senior Vice President, Finance and Distribution – The Americas at Levi Strauss & Company, one of the world's largest brand-name apparel companies, since November 2007; Senior Vice President, Finance and Distribution – North America since November 2006; and served as Vice President and Chief Financial Officer of Levi Strauss & Company North America from March 2006 to November 2006. Ms. Boland served as Vice President and Chief Financial Officer of General Motors North America, a company involved in worldwide development, production and marketing of cars, trucks and parts, from December 2003 to February 2006. We believe that Ms. Boland's financial and business experience, including a diversified background of managing and directing public companies, gives her the qualifications and skills to serve as director.

Leslie S. Matthews, M.D., age 58, has served as one of our directors since December 1996. Since October 1994, Dr. Matthews has been an orthopaedic surgeon at Greater Chesapeake Orthopaedic Associates, LLC, a physician orthopaedic practice providing a comprehensive range of services, and since 1992, he has been the Chief of Orthopaedic Surgery at Union Memorial Hospital. We believe that Dr. Matthew's medical experience as a practicing orthopaedic surgeon with substantial knowledge regarding the practice of medicine and operational mechanics of hospitals and physician practices, as well as his involvement with the Company since its inception, gives him the qualifications and skills to serve as director.

John Quattrone, age 58, has served as one of our directors since November 2000. Mr. Quattrone has served in several capacities for General Motors, including Executive Director – Global Product Operations Human Resources since June 2009, General Motors Powertrain Vice President - Global Human Resources from January 2006 to May 2009, as General Motors North America Vice President - Human Resources from June 2001 to December 2005 and as General Director of Human Resources for General Motors North America Automotive Operations from 1995 to June 2001. We believe that Mr. Quattrone's business experience, specifically in the human resources field, including substantial experience with compensation policies and practices, gives him the qualifications and skills to serve as director.

Kerry R. Hicks and David G. Hicks, one of our Executive Vice Presidents, are brothers.

The Board of Directors recommends a vote "FOR" each of the above nominees.

RATIFICATION OF APPOINTMENT OF GRANT THORNTON LLP AS INDEPENDENT AUDITOR

Grant Thornton LLP has served as our independent auditor since September 2002 and has been appointed by the Audit Committee to continue as our auditor for 2010. In the event that ratification is not approved by a majority of the shares of HealthGrades common stock represented at the annual meeting in person or by proxy and entitled to vote on the matter, the Audit Committee of the Board of Directors will review the Audit Committee's future selection of independent auditors.

Representatives of Grant Thornton LLP will be present at the annual meeting. The representatives will be available to respond to appropriate questions.

The Board of Directors recommends a vote "FOR" ratification of the appointment of Grant Thornton LLP as HealthGrades' independent auditor for 2010.

CORPORATE GOVERNANCE

Corporate Governance Guidelines and Other Corporate Governance Documents

Our Corporate Governance Guidelines, which include guidelines for determining director independence and other matters relating to our corporate governance, are available on our website. In addition, our other corporate governance documents, including the Charter of the Audit Committee, the Charter of the Compensation Committee, the Charter of the Nominating and Corporate Governance Committee and our Code of Conduct, are also available on our website. Stockholders may access these documents on the Investor Relations page of our website at www.healthgrades.com.

Board of Directors Independence

The Board of Directors has determined that each of Mary Boland, Leslie Matthews, M.D., John Quattrone and Mats Wahlström is an independent director within the meaning of the rules of the Nasdaq Stock Market, Inc. In addition, the Board of Directors has determined that each member of the Audit, Compensation and Nominating and Corporate Governance Committees of the Board of Directors is also independent within the meaning of the rules of the Nasdaq Stock Market, Inc. and the SEC, including additional requirements relating to Audit Committee members.

With respect to the independence of Mr. Wahlström, the Board considered his position with Fresenius Medical Care North America, with which we have an agreement that generates approximately $2.0 million in revenue annually. After reviewing the revenues from the agreement compared to our total revenues and the fact that Mr. Wahlström is not involved in any decisions related to the agreement, the Board of Directors concluded that he is an independent director.

Board of Directors Leadership Structure

Our President and Chief Executive Officer serves as the Chairman of our Board of Directors, without a designated lead director. Our Board of Directors believes that our current leadership structure encourages independent director participation and engagement while deriving the benefit of having our Chief Executive Officer also serve as Chairman of the Board. As an individual with the primary responsibility for managing the Company's day-to-day operations, he is best positioned to chair regular Board meetings as we discuss key business and strategic issues. In addition, the structure creates efficiency in the preparation of the meeting agendas and related Board materials because our Chief Executive Officer works more closely with the members of the executive team who prepare the necessary documents. Agendas are prepared with the input of the full Board of Directors, allowing for any concerns or risks to be discussed as deemed appropriate.

Risk Oversight

The Board of Directors is actively involved in the oversight and management of risks that could affect the Company. This oversight and management is conducted primarily through committees of the Board, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees, but the full Board of Directors has retained responsibility for general oversight of risks. The Audit Committee is primarily responsible for overseeing the risk management function, specifically with respect to management's assessment of risk exposures (including risks related to liquidity, credit, operations and regulatory compliance, among others), and the processes in place to monitor and control such exposures. The other committees of the Board of Directors consider risks within their areas of responsibility. The Board of Directors satisfies their oversight responsibility through full reports by each committee chair regarding the committee's considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within the Company.

Board of Directors and Board Committees

The Board of Directors held five meetings during 2009. Each director attended at least 75% of the total meetings of the Board and each committee on which he or she served. Our policy is that Board members attend each annual meeting of stockholders. All members of the Board of Directors attended the 2009 annual meeting of stockholders and are expected to attend the 2010 annual meeting.

Our Board of Directors has a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Audit Committee

We have a separately-designated standing audit committee comprised solely of independent Board members. Our Audit Committee members are Ms. Boland (Audit Committee Chairwoman), Mr. Quattrone and Mr. Wahlström. The Audit Committee has sole authority to retain, compensate, terminate, oversee and evaluate the independent auditors, and reviews and approves in advance all audit and non-audit services (other than prohibited non-audit services) performed by the independent auditors. In addition, the Audit Committee reviews and discusses with management and the independent auditors the audited financial statements included in our filings with the SEC; oversees our compliance with legal and regulatory requirements; and meets separately with the independent auditors as often as deemed necessary or appropriate by the Committee. In this regard, the Audit Committee also reviews major issues regarding accounting principles and financial statement presentation, and periodically discusses with management our major financial risk exposures and the steps that management has taken to monitor and control such exposures.

The Board of Directors has determined that Mary Boland is an "audit committee financial expert" as that term is defined in SEC regulations, and that she and all members of our Audit Committee are independent within the meaning of the rules of the Nasdaq Stock Market, Inc.

The Audit Committee operates pursuant to a written charter, which is available on the Investor Relations page of our website at www.healthgrades.com, and met four times during 2009.

Compensation Committee

The Compensation Committee is currently comprised of Mr. Quattrone (Chairman), Ms. Boland and Dr. Matthews, each of whom is an independent director. The Compensation Committee is responsible for establishing, implementing and monitoring the administration of compensation programs in accordance with our compensation philosophy and strategy as well as approving executive compensation and equity plan awards. The Compensation Committee establishes and maintains our executive compensation program through internal evaluations of performance, comparisons to our annual operating budget as well as consultation with independent compensation consultants, as appropriate. The Compensation Committee also reviews and recommends to the Board of Directors compensation of our Board of Directors and committees thereof.

Kerry Hicks, our Chief Executive Officer, typically recommends annual salary increases for our executive officers, with the exception of David Hicks and himself, to the Compensation Committee. Our Compensation Committee takes into consideration this recommendation prior to setting the annual base salaries

The Compensation Committee operates pursuant to a written charter, which is available on the Investor Relations page of our website at www.healthgrades.com, and met three times during 2009.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is currently comprised of Dr. Matthews (Chairman), Mr. Quattrone and Mr. Wahlström, each of whom is an independent director. The Nominating and Corporate Governance Committee recommends to the Board of Directors nominees for election as directors, the responsibilities of the committees of the Board of Directors, and each committee's membership; oversees the annual evaluation of the Board of Directors and its committees; reviews the adequacy of our Corporate Governance Guidelines; and recommends other corporate governance-related matters for consideration by the Board of Directors.

The Nominating and Corporate Governance Committee operates pursuant to a written charter, which is available on the Investor Relations page our website at www.healthgrades.com, and met one time during 2009.

Consideration of Director Candidates

Our Nominating and Corporate Governance Committee recommends to the Board of Directors candidates for membership on the Board of Directors. Our Corporate Governance Guidelines and the Charter of the Nominating and Corporate Governance Committee provide that, in considering its recommendations of candidates for nomination, the Committee will seek individuals who evidence strength of character, mature judgment and the ability to work collegially with others. Our Corporate Governance Guidelines and the Charter of the Nominating and Corporate Governance Committee also provide that our Board of Directors should include directors who collectively possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of our business. Therefore, in considering whether to nominate a person for election as a director, the Nominating and Corporate Governance Committee will consider the contribution such person can make to the collective competencies of the Board of Directors based on such person's background. The manner in which the Nominating and Corporate Governance Committee evaluates potential directors is the same for candidates recommended by stockholders as for candidates recommended by others. The process to identify nominees includes a review of relationships that Board members and executive management have, both directly and indirectly, with qualified individuals. Stockholders can recommend candidates for nomination by writing to the Corporate Secretary, Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401. In accordance with our by-laws, in order to enable consideration of the candidate in connection with our 2011 annual meeting of stockholders, a stockholder must submit the following information no earlier than March 11, 2011 and no later than April 10, 2011: (1) the name of the candidate and information about the candidate that would be required to be included in a proxy statement under the rules of the SEC; (2) information about the relationship between the candidate and the recommending stockholder; (3) the consent of the candidate to serve as a director; and (4) proof of the number of shares of our common stock that the recommending stockholder owns and the length of time the shares have been owned. In considering any candidate proposed by a stockholder, the Nominating and Corporate Governance Committee will reach a conclusion based on the criteria described above. The Nominating and Corporate Governance Committee may seek additional information regarding the candidate. After full consideration, the stockholder proponent will be notified of the decision of the Nominating and Corporate Governance Committee.

Diversity

While the Company does not have a formal policy regarding the consideration of diversity in identifying and evaluating potential director candidates, the Nominating and Corporate Governance Committee considers the interplay of a candidate's knowledge, expertise, skills and experience with that of the other members of the Board of Directors in order to build a Board of Directors that is effective, collegial and responsive to the needs of the Company. We believe this analysis results in a Board of Directors that is diverse in knowledge, expertise, skills, experience and viewpoint.

Communications with the Board of Directors

Stockholders and other interested persons may communicate with the Board of Directors by writing to the Board of Directors, c/o Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401 or, if the communication is to be directed solely to the independent members of the Board of Directors, to Independent Directors, c/o Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401. In addition, stockholders and other interested parties may contact our Audit Committee to report complaints about our accounting, internal accounting controls or auditing matters by writing to Audit Committee, c/o Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401.

Communications to the Board of Directors regarding accounting, internal accounting controls or auditing matters will be referred to the Audit Committee. Other concerns will be addressed as determined by the Board of Directors. You can report your concerns to the Board of Directors or the Audit Committee anonymously or confidentially. Stockholders also can communicate with our Chairman and CEO, Kerry Hicks, or our Audit Committee Chairwoman, Mary Boland, via e-mail directly from the Investor Relations section of our website at www.healthgrades.com.

Code of Conduct

We have a Code of Conduct applicable to all of our officers, other employees and directors. Among other things, the Code of Conduct is designed to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; to promote full, fair, accurate, timely, and understandable disclosures in periodic reports required to be filed by us; and to promote compliance with applicable governmental laws, rules and regulations. The Code of Conduct provides for the prompt internal reporting of violations of the Code of Conduct to an appropriate person identified in the Code of Conduct and contains provisions regarding accountability for adherence to the Code of Conduct. We intend to satisfy the disclosure requirements regarding any amendment to, or waiver from, a provision of our Code of Conduct by disclosing such matters on our website. A copy of the Code of Conduct is available on the Investor Relations page of our website at www.healthgrades.com.

Compensation of Directors

The Compensation Committee periodically reviews compensation for our non-employee directors. Our compensation program for our non-employee directors during 2009 was as follows:

(i) Initial Equity Grant – Upon initial election or appointment to the Board of Directors, 20,000 shares of restricted stock issued under our 2006 Health Grades, Inc. Equity Compensation Plan, with 25% vesting on each of the first four anniversaries of the date of grant;

(ii) Annual Retainer Fee - $20,000 cash, paid in quarterly installments; and

(iii) Annual Equity Grant - 7,500 shares of restricted stock issued under our 2006 Health Grades, Inc. Equity Compensation Plan, with 50% vesting on each of the first two anniversaries of the date of grant.

In addition to the annual compensation described above, the Audit Committee Chairwoman receives 1,000 shares of restricted stock issued under our 2006 Health Grades, Inc. Equity Compensation Plan, with 50% vesting on each of the first two anniversaries of the date of grant.

The following table shows the compensation for our non-employee directors for 2009.

Name and Principal Position		Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Total ($)
John Quattrone[3]	2009	20,000	30,375	50,375
Chairman, Compensation Committee				
Leslie Matthews, M.D.[4]	2009	20,000	30,375	50,375
Chairman, Nominating Committee				
Mary Boland[5]	2009	20,000	34,425	54,425
Chairperson, Audit Committee				
Mats Wahlström[6]	2009	20,000	71,375	91,375

(1) This column represents the amount of cash compensation earned in 2009 for Board and committee service.

(2) The amounts in the "Stock Awards" column reflect the aggregate grant-date fair value of restricted stock awards ("RSAs") for the year ended December 31, 2009 in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, and are not necessarily an indication of actual realized value of the granted equity awards. For a more detailed discussion on how we calculate the fair value of our RSAs, refer to Note 10 of the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2009.

(3) At December 31, 2009, Mr. Quattrone held options to purchase 130,000 shares of common stock and 10,000 unvested RSAs.

(4) At December 31, 2009, Dr. Matthews held 10,000 unvested RSAs.

(5) At December 31, 2009, Ms. Boland held 16,500 unvested RSAs.

(6) Mr. Wahlström was appointed to the Board on March 17, 2009. At December 31, 2009, he held 27,500 unvested RSAs.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is composed of three independent directors and operates under a written charter adopted by the Board of Directors. The Audit Committee selects the Company's independent accountants.

Management is responsible for the Company's internal controls and the financial reporting process. The independent accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with applicable auditing standards and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

In this context, the Audit Committee has met and held discussions with management and the independent accountants. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The Audit Committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended.

The Company's independent accountants also provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants' communications with the Audit Committee concerning independence, and the Audit Committee discussed with the independent accountants their independence.

The Audit Committee further discussed with the Company's independent accountants the overall scope and plans for their respective audit. The Audit Committee meets periodically with the independent accountants, with and without management present, to discuss the results of their audit and quarterly reviews, their evaluation of the Company's internal control over financial reporting and the overall quality of the Company's financial reporting.

Based on these discussions and reviews, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission.

Mary Boland (Chairwoman)
John J. Quattrone
Mats Wahlström

COMPENSATION OF EXECUTIVE OFFICERS

Report of the Compensation Committee

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our proxy statement for our 2010 annual meeting of stockholders. This report is provided by the following independent directors, who comprise the committee:

John J. Quattrone (Chairman)
Mary Boland
Leslie Matthews

Compensation Discussion and Analysis

Overview and History of Our Compensation Program

The Compensation Committee is responsible for establishing, implementing and monitoring the administration of compensation programs in accordance with our compensation philosophy and strategy, as well as approving executive compensation and equity plan awards. The Compensation Committee Charter is available under Corporate Governance in the Investor Relations section of our website. The Compensation Committee establishes and maintains our executive compensation program through internal evaluations of performance, comparisons to our annual operating budget as well as consultation with independent compensation consultants, as appropriate.

The elements of our executive compensation program include salary, annual cash incentives and equity-based awards. In early 2002, we granted stock options and provided equity purchase opportunities to our executives. At that time, we were not profitable and were seeking to conserve our cash resources. Accordingly, and in light of a continuing expense control program that effectively precluded meaningful salary increases or cash bonuses for executives and led to reductions in our staff, the Compensation Committee determined that option grants and equity purchase opportunities were the best available alternatives for encouraging executives to continue their employment with us and devote the substantial time and effort necessary to further develop our business.

As a result of these equity grants, from 2003 through 2005 our general executive compensation philosophy was to provide modest salary increases, cash incentives based on the degree of improvement in our performance and no equity compensation. All of the equity awards granted to the majority of our Named Executive Officers ("NEOs") in prior years were completely vested by the end of 2005. As such, during 2006, we issued additional equity grants to address both long-term incentives and retention of these key executives. In light of the passage of time since the 2002 equity awards and our continuing performance and growth, the Compensation Committee determined that it was appropriate to review our compensation philosophy. Following this review, and in conjunction with recommendations provided by an independent compensation consultant from Pearl Meyer & Partners, the Compensation Committee determined in 2006 to make available to our NEOs, as well to other officers to be determined by means of a pool, a significant restricted stock grant. In addition, the Compensation Committee, in 2006, reinstated an annual equity grant program for the NEOs. Each annual equity grant for the NEOs is currently structured to vest over a four year period with a substantial portion of the vesting occurring in years three and four to encourage retention of these executives. For 2009, our NEOs were as follows: Kerry Hicks, President and Chief Executive Officer; Allen Dodge, Executive Vice President and Chief Financial Officer; Wes Crews, Executive Vice President and Chief Operating Officer; Andrea Pearson, Executive Vice President; and David Hicks, Executive Vice President.

Effective July 1, 2008, we entered into an amended and restated employment agreement with our Chief Executive Officer, Mr. Kerry Hicks. The original employment agreement with Mr. Hicks included a provision for an annual salary increase based solely upon a cost of living adjustment. The principal revision with respect to the amended and restated employment agreement was to modify this provision such that the Board of Directors could, as it deemed appropriate, increase Mr. Hicks' salary annually in an amount at its discretion and based upon the Board's analysis of his performance. In addition, effective August 6, 2008, we entered into a confidentiality and non-competition agreement with Mr. Hicks. We entered into this agreement with Mr. Hicks to more clearly define our current business, extend Mr. Hicks' noncompetition period to a period that is commensurate with, among other things, Mr. Hicks' positions with the Company and his special experience with and knowledge of our business and provide Mr. Hicks with appropriate compensation for his noncompetition and other agreements.

Compensation Objectives

The goal of our executive compensation program is to create value for our stockholders through a program that addresses both executive performance as well as retention. We design our executive compensation so that an individual's total compensation is directly correlated with the performance of our company and, in some cases, individual performance. Our executive compensation program emphasizes performance-based annual cash incentives because they permit the Compensation Committee to provide incentive to our NEOs, in any particular year, to pursue particular objectives that the Compensation Committee believes are consistent with the overall goals and long-term strategic direction that the Board has set for the Company. In 2009, the principal performance metrics were revenue growth and operating margin. We believe these metrics are the same metrics that are most valued by our stockholders and therefore believe this approach aligns the interest of our NEOs' appropriately with our stockholders.

We seek to achieve an appropriate mix between cash payments and equity incentive awards in order to meet our objectives. Our mix of compensation elements is designed to reward recent results and motivate long-term performance and retention. Although we periodically review competitive market compensation, we do not attempt to maintain a certain target percentile within a peer group or otherwise rely on such data to determine executive compensation. As evidenced by our decision in 2006 to reinstitute equity grants to our executives, we continuously assess our compensation program in order to respond to and adjust for changes in our company, our performance and the business environment in which we operate.

The Elements of Our Executive Compensation Program

The elements of our executive compensation program are as follows:

- Base salary
- Annual cash incentive
- Equity-based awards

Base salary

Base salaries are used to provide a fixed amount of compensation for the executive officer's scope of their responsibilities. The base salaries of Kerry Hicks and David Hicks, who is one of our Executive Vice Presidents, are governed by the terms of employment agreements. Salaries for the other NEOs are set at levels commensurate with the executive's scope of responsibilities and effectiveness. Except for Kerry Hicks and David Hicks, whose salary is governed by their employment agreements and includes a standard cost of living increase, the salaries of the NEOs are reviewed by the Compensation Committee on an annual basis, as well as at the time of a promotion or other change in responsibilities. Increases in salary of these NEOs are based on an evaluation of the individual's performance and level of responsibilities. Our Chief Executive Officer typically recommends annual salary increases for our NEOs, with the exception of David Hicks and himself, to the Compensation Committee. Our Compensation Committee takes into consideration this recommendation prior to setting the annual base salaries.

Annual cash incentive

Annual cash incentives are performance-based incentives that are designed to reward annual achievements that are aligned with what we believe are most relevant to our stockholders, Company revenue growth and operating income. Our annual cash incentive program provides additional cash compensation to our NEOs, only if, and to the extent that, performance criteria set by the Compensation Committee are met.

For 2009, for our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, potential cash incentive was tied to the percentage increase in our 2009 Company revenues over 2008 subject to the achievement of a minimum Company operating margin of 15%. As further described below, an additional incentive was included for the achievement of certain incremental Company operating margin targets. Incentive compensation for David Hicks and Andrea Pearson were principally tied to the performance of their respective business units.

Executives are also eligible for an additional discretionary bonus determined by the Compensation Committee based upon each executive's individual performance. Typically at the beginning of each year an annual discretionary pool is set that can be utilized for any employee, including our NEOs. At the end of each year, our Chief Executive Officer, in conjunction with our Chief Financial Officer, prepares a recommendation to the Compensation Committee as to how this pool should be allocated to the individual employees.

For our 2009 cash incentive program, our Chief Executive Officer was eligible to receive a bonus of up to 72%, if the highest tier was reached for the revenue target as well as the highest tier of the operating margin target, as further described below, but not less than 20% of his base salary, if the lowest tier was reached for the revenue target and only the minimum 15% operating margin target was achieved, as further described below. Our Chief Financial Officer and Chief Operating Officer were eligible to receive a bonus of up to 36% and 34%, respectively, if the highest tier was reached for the revenue target as well as the highest tier of the operating margin target, as further described below, but not less than 7.5% and 7%, respectively, of their base salaries, if the lowest tier was reached for the revenue target and only the minimum 15% operating margin target was achieved as further described below. For our 2009 cash incentive program, our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer were eligible to receive the following:

- No payment for the annual revenue target if our actual annual revenue increased less than 20% over 2008 Company annual revenue;
- A payment of approximately 33% for our Chief Executive Officer and 25% of base salary for each of the Chief Financial Officer and Chief Operating Officer, of the total potential incentive amount for the annual revenue target if our actual annual revenue increase over 2008 was greater than 20% but less than 25% and our operating margin was a minimum of 15%;
- A payment of approximately 42% for our Chief Executive Officer and 42% and 44% of base salary for each of the Chief Financial Officer and Chief Operating Officer, respectively, of the total potential incentive amount for the annual revenue target if our actual annual revenue increase over 2008 was greater than 25% but less than 30% and our operating margin was a minimum of 15%;
- A payment of approximately 75% for our Chief Executive Officer and 75% and 81% of base salary for each of the Chief Financial Officer and Chief Operating Officer, respectively, of the total potential incentive amount for the annual revenue target if our actual annual revenue increase over 2008 was greater than 30% but less than 35% and our operating margin was a minimum of 15%;
- A payment of approximately 100% for our Chief Executive Officer and 75% and 81% of base salary for each of the Chief Financial Officer and Chief Operating Officer, respectively, of the total potential incentive amount for the annual revenue target if our actual annual revenue increase over 2008 was greater than 40% and our operating margin was a minimum of 15%

For each of the above tiers, each executive officer was also eligible to receive an additional 7.5% of the total actual incentive achieved if our operating margin was equal to or greater than 17.5% and an additional 20% if our operating margin was equal to or greater than 20%. These two thresholds were discrete targets (i.e., not in addition to each other).

Our targets are set beginning with the lowest target which we believe there is a strong likelihood of achievement up to the highest tier which we believe will be a significant stretch to achieve. We achieved the third tier of the incentive payout in 2009 as well as the highest incremental operating margin target. Total revenue for 2009 was $52.5 million, which was above our third tier revenue target of $51.6 million. In addition, our operating margin was 20%, which was at our highest tier for this additional incentive.

For David Hicks and Andrea Pearson, our other two NEOs, their incentive potential for the 2009 cash incentive program was tied to the performance of the business units over which they had primary responsibility. For Mr. Hicks, this was our consumer reports business, our advertising revenue derived from the wrongdiagnosis.com website as well as our overall internet business group revenue. Mr. Hicks had the ability to earn a total annual cash incentive of up to 45% of his base salary based upon the revenue performance of these businesses. The majority of Mr. Hicks' annual cash incentive was tied to the performance of our consumer reports business and the advertising revenue derived from the wrongdiagnosis.com website. For Mr. Hicks to achieve his full incentive payment for this portion of his incentive compensation, total annual revenue in 2009 from these businesses had to exceed the annualized fourth quarter 2009 revenue by more than 55%. For Ms. Pearson, her principal areas of responsibility were our HealthGrades advertising business, our consumer reports business as well as our strategic health solutions business. Ms. Pearson had the ability to earn a total annual cash incentive of up to 108% of her base salary based upon the revenue performance of these business units. For Ms. Pearson to earn her full incentive payout, revenue growth from each of these businesses had to exceed 20% of our 2009 budgeted revenue amounts.

The salaries paid and the annual cash incentives awarded to the NEOs in 2009 are shown in the "Summary Compensation Table" presented below.

2010 Compensation

For 2010, our NEOs received base salary increases of between 6% and 10%. In determining these percentages, the Compensation Committee considered each NEO's 2009 performance and current market conditions for each position. In addition, the Compensation Committee also set annual cash incentive amounts for each NEO. For our Chief Executive Officer, our Chief Operating Officer and our Chief Financial Officer, the targets were set based upon an increase in total revenue over 2009 as well as certain operating income targets. Our Chief Executive Officer has the ability to earn between 0% and 170% of his base salary and our Chief Operating and Chief Financial Officers each have the ability to earn between 0% and 114% of their base salary with respect to the annual cash incentive amount. In addition, each of our other NEOs have targets based upon revenue increases in each of their respective business units over 2009. Each of our other NEOs has the ability to earn amounts ranging between 0% and 114% of their respective base salaries as an annual cash incentive.

Equity Compensation

In 2006, the Compensation Committee determined to make available to our NEOs, and to other officers to be determined by means of a pool, a significant restricted stock grant (the "Performance Grant") as both a retention tool as well as a long-term incentive. This Performance Grant will vest solely upon the achievement of substantial performance conditions or upon a change in control, as described below. In order to implement this program and to retain the flexibility to grant shares of restricted stock, which were not allowed under our previous equity compensation plan, during 2006, the Board of Directors adopted, subject to stockholder approval, an amended and restated equity compensation plan. This plan was approved by our stockholders at our annual meeting in July 2006, and the awards under the Performance Grant were made on that date.

Post-Termination Compensation

We have entered into employment agreements with two of our NEOs, including our Chief Executive Officer, who also entered into a noncompetition agreement that may provide certain compensation benefits in the event of termination. Each of these agreements provides for certain payments and other benefits if the executive's employment terminates under certain circumstances, including in the event of a change in control. In addition, two other NEOs also have arrangements that would provide them with certain payments in the event the executive is terminated. See "Potential Payments upon Separation of Services and Change in Control" and "Employment Agreements" below for a description of these changes in control and severance benefits.

Equity Grant Practices

We do not currently intend to issue additional stock options to the NEOs. For grants made in prior years, the exercise price of each stock option awarded to our executives under our equity compensation plan was the closing price of our common stock on the date of grant, which was typically the date of our annual meeting at which equity awards to senior executives were determined. We currently intend to provide our NEOs with an annual grant of restricted stock. We decided upon restricted stock in lieu of options because we believe that restricted stock more appropriately aligns our NEO's incentives with that of our stockholders. The number of shares as well as vesting provisions will be determined by the Compensation Committee. Our equity compensation plan prohibits the repricing of stock options without stockholder approval.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes a $1 million limit on the amount that a public company may deduct for compensation paid to our Chief Executive Officer or any of our four other most highly compensated executive officers who are employed as of the end of the year. This limitation does not apply to compensation that meets the requirements under Section 162(m) for "qualifying performance-based" compensation (i.e., compensation paid only if the individual's performance meets pre-established objective goals based on performance criteria approved by stockholders). For 2009, the grants of restricted stock and the payment of annual cash incentives were designed to satisfy the requirements for deductible compensation.

Perquisites and Other Benefits

Our NEOs, like our other employees, participate in various employee benefit plans, including medical and dental care plans; flexible spending accounts for healthcare; life, accidental death and dismemberment and disability insurance; employee assistance programs; and paid time off. On an annual basis, we contribute a 3% qualified non-elective contribution to the accounts of all employees, including the NEOs, under our retirement savings plan based on base salary up to the maximum allowed under Section 401(a)(17) of the Internal Revenue Code.

For our Chief Executive Officer, we also pay an annual automobile allowance as well as a fractional ownership interest in a suite at the Pepsi Center in Denver, Colorado. This ownership interest entitles our Chief Executive Officer to certain seats in the suite to a number of events that are held at the Pepsi Center throughout a calendar year. The majority of these tickets were given to our employees as a non-cash benefit. Also included as other compensation are amounts related to Board of Directors approved costs paid by us to improve the security of our Chief Executive Officer's personal residence due to concerns surrounding an individual against whom, as more fully described in our Annual Report on Form 10-K Part I, Item 3, Legal Proceedings, Mr. Hicks has obtained a Permanent Civil Protection Order.

See the table headed "Summary Compensation Table" below for more detail with respect to the amount of these benefits.

Potential Impact on Compensation from Executive Misconduct

If the Board determines that an executive officer has engaged in fraudulent or intentional misconduct, the Board may take action to remedy the misconduct, prevent its recurrence, and impose such discipline on the offending party as it deems appropriate. Discipline could vary depending on the facts and circumstances, and may include terminating employment and seeking reimbursement of any portion of performance-based or incentive compensation paid or awarded to the executive that is greater than would have been paid or awarded if calculated based on any restated financial results. We do not have any agreements or policies that would require such reimbursement. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Accounting for Stock-Based Compensation

Beginning on January 1, 2006, we began accounting for stock-based payments in accordance with the provisions of FASB ASC Topic 718.

Summary Compensation Table

The following table summarizes the total compensation earned in fiscal years 2009, 2008 and 2007 by each of our Chief Executive Officer, our Chief Financial Officer, and our three next most highly paid executive officers in 2009, our NEOs.

Name and Principal Position	Year	Salary ($)	Bonus[(1)] ($)	Stock Awards[(2)] ($)	Non-Equity Incentive Plan Compensation[(3)] ($)	All Other Compensation[(4)] ($)	Total ($)
Kerry Hicks	2009	400,038	150,000	243,000	203,000	91,723	1,087,761
Chairman, President and	2008	366,000	25,000	174,000	154,093	92,575	811,668
Chief Executive Officer	2007	328,311	40,500	260,400	100,000	56,675	785,886
Allen Dodge	2009	240,000	61,000	89,100	65,223	7,200	462,523
Executive Vice President	2008	213,200	10,000	65,250	31,980	6,396	326,826
and Chief Financial Officer	2007	205,000	3,000	97,650	32,000	6,150	343,800
Wes Crews[(5)]	2009	167,808	65,000	432,500	47,158	3,750	716,216
Executive Vice President							
and Chief Operating Officer							
Andrea Pearson[(6)]	2009	185,000	--	142,100	195,000	5,443	527,543
Executive Vice President							
David Hicks	2009	238,954	27,000	89,100	98,523	7,169	460,746
Executive Vice President	2008	227,791	--	65,250	34,169	6,834	334,044
	2007	218,400	3,000	97,650	32,000	6,550	357,600

(1) This column represents discretionary bonuses paid to our NEOs in the respective year and paid in January of the following year. In addition, Mr. Crews received a $30,000 bonus as part of his Employment Offer Letter, which was paid in 2009.

(2) The amounts in the "Stock Awards" column reflect the aggregate grant-date fair value of RSAs granted to each NEO in 2009, 2008 and 2007 in accordance with FASB ASC Topic 718, and are not necessarily an indication of actual realized value of the granted equity awards. For a more detailed discussion on how we calculate the fair value of our RSAs, refer to Note 10 of the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2009.

(3) This column represents the amounts earned by our NEOs under our annual cash incentive program in the respective year and paid in January of the following fiscal year.

(4) For all of our NEOs, except our Chief Executive Officer, this column reflects amounts that we contributed to the accounts of the NEOs under our retirement savings plan. For 2009, with respect to our Chief Executive Officer, this column also includes a $15,000 auto allowance, $14,702 related to home security and $50,020 paid by us with respect to a fractional ownership interest in a suite at the Pepsi Center in Denver, Colorado. This ownership interest entitles our Chief Executive Officer to certain seats in the suite to a number of events that are

held at the Pepsi Center throughout a calendar year. The majority of these tickets were given to our employees as a non-cash benefit.

(5) Mr. Crews began his employment with us on April 20, 2009. The salary earned by Mr. Crews in 2009 reflects the prorated amount of his annual base salary, based on his period of employment in 2009. Mr. Crews received 100,000 RSAs with performance vesting as part of his Employment Offer Letter. If the highest levels of the performance conditions are achieved, the total award would be valued at $311,000. No amount is included in the "Stock Awards" column related to this grant due to none of the vesting criteria not being considered probable when granted.

(6) Ms. Pearson began her employment with us in December 2008 as Senior Vice President of Internet Strategy and Operations. She became an executive officer in December 2009 when she was promoted to Executive Vice President.

2009 Grants of Plan-Based Awards

The following table provides a summary of grants of plan-based awards made in 2009 to our NEOs.

Name	Grant Date[1]	Estimated future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated future Payouts Under Equity Incentive Plan Awards[3]			All other stock awards: Number of shares of stock or units[4] (#)	Grant Date Fair Value of Stock Awards[5] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Kerry Hicks	12/9/08	0	185,000	323,000					
	7/1/09							60,000[A]	243,000
Allen Dodge	12/9/08	0	60,150	101,400					
	7/1/09							22,000[A]	89,100
Wes Crews	4/20/09		30,000	30,000					
	4/20/09	0	42,245	83,836					
	5/1/09				0	50,000	100,000		0
	5/1/09							100,000[A]	311,000
	7/1/09							30,000[A]	121,500
Andrea Pearson	12/9/08	0	72,000	200,000					
	1/1/09							10,000[A]	20,600
	7/1/09							10,000[B]	40,500
	7/1/09							20,000[A]	81,000
David Hicks	12/9/08	0	67,202	108,964					
	7/1/09							22,000[A]	89,100

(1) All awards were approved by our Compensation Committee on the date of grant.

(2) Awards represent possible payment under the 2009 Cash Incentive Plan. Payments are based on specified metrics for each individual, as described in the Compensation Discussion and Analysis.

(3) These columns represent the possible outcomes under Mr. Crews' RSA with performance vesting conditions. At the date of grant, none of the performance vesting criteria was deemed probable. If the highest levels of the performance conditions are achieved, the total award would be valued at $311,000. These shares were granted under our 2006 Health Grades, Inc. Equity Compensation Plan. The vesting conditions of this award are as follows:

25% increments on the achievement of each of the following performance goals:

- Annual revenues of $60 million;
- Annual revenues of $80 million;
- Operating income of $18 million and 30% operating margin; and

- Operating income of $25 million and 30% operating margin.

(4) This column represents the number of shares of restricted stock granted in 2009 to the NEOs, whcih were granted under our 2006 Health Grades, Inc. Equity Compensation Plan. These shares vest and become exercisable as stated below:

A. 10%, 20%, 30% and 40% on each of the first four anniversaries of the grant date, respectively.
B. 25% on each of the first four anniversaries of the grant date.

(5) Stock awards are shown at their grant date fair value under ACS 718. The grant-date fair value of each RSA is measured based on the closing price of our common stock on the date of grant. For a more detailed discussion on the valuation of RSAs, refer to Note 10 of the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2009.

Outstanding Equity Awards at 2009 Year-End

The following table provides a summary of equity awards outstanding at December 31, 2009 for each of our NEOs.

		Option Awards			Stock Awards			
Name	**Grant Date**	**Number of Securities Underlying Unexercised Options Exercisable[1] (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested[2] (#)**	**Market Value of Shares or Units of Stock That Have Not Vested[3] ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[5] ($)**
Kerry Hicks	11/20/2000	260,000	0.625	11/19/2010				
	2/9/2001	61,719	0.750	2/8/2011				
	2/7/2002	1,493,104	0.100	2/6/2012				
	7/24/2006				16,000[(A)]	68,640		
	7/24/2006						431,348	1,850,483
	7/1/2007				28,000[(A)]	120,120		
	7/1/2008				36,000[(A)]	154,440		
	7/1/2009				60,000[(A)]	257,400		
Allen Dodge	2/7/2002	580,000	0.100	2/6/2012				
	7/24/2006				6,000[(A)]	25,740		
	7/24/2006						100,000	429,000
	7/1/2007				10,500[(A)]	45,045		
	7/1/2008				13,500[(A)]	57,915		
	7/1/2009				22,000[(A)]	94,380		

Wes Crews	5/1/2009				100,000(A)	429,000		
	5/1/2009						100,000	429,000
	7/1/2009				30,000(A)	128,700		
Andrea Pearson	1/1/2009				10,000(A)	42,900		
	7/1/2009				10,000(B)	42,900		
	7/1/2009				20,000(A)	85,800		
David Hicks	11/20/2000	100,000	0.625	11/19/2010				
	2/9/2001	24,940	0.750	2/8/2011				
	2/7/2002	800,000	0.100	2/6/2012				
	7/24/2006				6,000(A)	25,740		
	7/24/2006						115,000	493,350
	7/1/2007				10,500(A)	45,045		
	7/1/2008				13,500(A)	57,915		
	7/1/2009				22,000(A)	94,380		

(1) All stock option awards are fully vested as of December 31, 2009.

(2) All stock awards vest and become exercisable as stated below:

A. 10%, 20%, 30% and 40% on each of the first four anniversaries of the grant date, respectively.
B. 25% on each of the first four anniversaries of the grant date.

(3) The market value of the stock awards is based on the closing market price of our common stock on the Nasdaq stock market as of December 31, 2009, which was $4.29.

(4) The equity incentive plan awards vest and become exercisable based on certain performance metrics as follows:

Vesting in 25% increments upon achievement of:

- Annual revenues of $60 million;
- Annual revenues of $80 million;
- Operating income of $18 million and 30% operating margin; and
- Operating income of $25 million and 30% operating margin.

(5) The market value of the equity incentive awards assumes all of the performance conditions have been satisfied and is based on the closing market price of our common stock on the Nasdaq Stock Market as of December 31, 2009, which was $4.29.

Option Exercises and Stock Vested in 2009

The following table presents information for the NEOs on stock option exercises and stock awards vested in 2009, including the number of shares acquired upon exercise or vesting and the value realized, before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise[1] ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting[2] ($)**
Kerry Hicks	475,000	587,813	24,000	99,720
Allen Dodge	15,500	74,710	9,000	37,395
Wes Crews	--	--	--	--
Andrea Pearson	--	--	--	--
David Hicks	--	--	9,000	37,395

(1) The value realized on exercise is calculated as the difference between the closing price of our common stock underlying the options on the Nasdaq Stock Market on the date exercised and the applicable exercise price of those options.

(2) The value realized on vesting is calculated as the closing price on the Nasdaq Stock Market of our common stock on the vesting date.

Potential Payments upon Separation of Services or Change in Control

The following table presents the estimated value of the payments and other benefits that would be provided to each of our NEOs under existing plans and arrangements if the NEO's employment had terminated on December 31, 2009, given the NEO's compensation as of such date and, if applicable, based on our closing stock price on that date. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be materially different than the payments described below. Factors that could affect these amounts include the timing during the year of any such event and our stock price.

Name	Executive Benefit and Payments Upon Separation	Voluntary Termination ($)	Involuntary Not For Cause Termination ($)	For Cause Termination ($)	Involuntary for Good Reason Termination (Change in Control) ($)	Disability ($)	Death ($)
Kerry Hicks	**Compensation:**[1]						
	Salary	13,847	613,904	80,520	1,213,961	213,866	13,847
	Incentive Compensation	353,000	353,000	353,000	1,412,000	353,000	353,000
	Long-Term Incentive Compensation:[2]						
	RSA	--	--	--	600,600	--	--
	RSA-Performance	--	--	--	1,850,483	--	--
	Common Stock[8]	1,458,600	1,458,600	1,458,600	7,293,000	--	--
	Benefits & Perquisites[3]						
	Health & Welfare Benefits	--	5,171	--	5,171	--	--
	Accrued Vacation Pay	59,621	59,621	59,621	59,621	59,621	59,621
Allen Dodge	**Compensation:**[4]						
	Salary	8,308	128,308	8,308	128,308	8,308	8,308
	Incentive Compensation	126,223	126,223	126,223	126,223	126,223	126,223
	Long-Term Incentive Compensation:[2]						
	RSA	--	--	--	223,080	--	--
	RSA-Performance	--	--	--	429,000	--	--
	Benefits & Perquisites[5]						
	Accrued Vacation Pay	35,201	35,201	35,201	35,201	35,201	35,201

Wes Crews	**Compensation:**(7)						
	Salary	8,654	133,654	8,654	133,654	8,654	8,654
	Incentive Compensation	82,158	82,158	82,158	82,158	82,158	82,158
	Long-Term Incentive Compensation:(2)						
	RSA	--	--	--	557,700	--	--
	RSA-Performance	--	--	--	214,500	--	--
	Benefits & Perquisites(5)						
	Accrued Vacation Pay	8,127	8,127	8,127	8,127	8,127	8,127
Andrea Pearson	**Compensation:**(6)						
	Salary	6,404	6,404	6,404	6,404	6,404	6,404
	Incentive Compensation	195,000	195,000	195,000	195,000	195,000	195,000
	Long-Term Incentive Compensation:(2)						
	RSA	--	--	--	171,600	--	--
	Benefits & Perquisites(5)						
	Accrued Vacation Pay	9,250	9,250	9,250	9,250	9,250	9,250
David Hicks	**Compensation:**(1)						
	Salary	8,271	287,051	48,097	725,133	127,748	8,271
	Incentive Compensation	125,523	125,523	125,523	502,092	125,523	125,523
	Long-Term Incentive Compensation:(2)						
	RSA	--	--	--	223,080	--	--
	RSA-Performance	--	--	--	493,350	--	--
	Benefits & Perquisites(3)						
	Health & Welfare Benefits	--	8,095	--	8,095	--	--
	Accrued Vacation Pay	17,827	17,827	17,827	17,827	17,827	17,827

(1) This amount represents the base salary and incentive compensation due to the NEO under the employment agreement between us and the NEO. The salary component payment depends upon the type of separation event (e.g., change in control, for cause termination, voluntary termination) and varies from a minimum amount upon voluntary termination (which represents accrued salary as of December 31, 2009 related to 2009 service which had not been paid as of December 31, 2009) to a maximum of 300% of base salary upon termination without cause upon a change in control. The incentive compensation component is dependent upon the type of event and varies from a minimum amount (which represents the accrued incentive compensation as of December 31, 2009 related to 2009 service which had not been paid as of December 31, 2009) to a maximum of 300% of the accrued incentive compensation.

(2) RSA represents the value of the time-based vesting shares that would become vested upon a change in control, valued as of December 31, 2009. The performance restricted stock award ("RSA – Performance") represents the value of the performance vesting shares that would become vested upon a change in control as of December 31, 2009. All of the RSAs, both time-based and performance, vest upon a change in control, regardless of whether or not the NEO is terminated, with the exception of Mr. Crews' RSA – Performance, of which only 50% would vest. If the NEO terminates their employment for any reason other than a change in control, all unvested RSAs are forfeited.

(3) The health and welfare benefits represent payment to be made in accordance with the NEO's employment agreement. Accrued vacation pay represents amounts accrued for paid-time off earned, but not yet taken, as of December 31, 2009.

(4) The salary amount represents the accrued salary for Mr. Dodge for 2009 as of December 31, 2009 that had not been paid as of December 31, 2009 for all separation events with the exception of an involuntary termination without cause or involuntary termination for good reason upon a change in control. For an involuntary termination without cause or termination without cause upon a change in control, Mr. Dodge would receive a payment equivalent to six months of his base salary. The incentive compensation amount represents the amount accrued for incentive compensation as of December 31, 2009 (related to 2009 incentive compensation which had not been paid as of December 31, 2009).

(5) Accrued vacation pay represents amounts accrued for paid-time off earned, but not yet taken, as of December 31, 2009.

(6) The salary and incentive compensation amounts represent the amounts accrued for salary and incentive compensation for 2009 service for Ms. Pearson that had not yet been paid as of December 31, 2009. The incentive compensation amount represents the amount accrued for incentive compensation as of December 31, 2009 (related to 2009 incentive compensation that had not been paid as of December 31, 2009).

(7) The salary amount represents the accrued salary for Mr. Crews for 2009 as of December 31, 2009 that had not been paid as of December 31, 2009 for all separation events with the exception of an involuntary termination without cause or involuntary termination for good reason upon a change in control. For an involuntary termination without cause or termination without cause upon a change in control, Mr. Crews would receive a payment equivalent to six months of his base salary. The incentive compensation amount represents the amount accrued for incentive compensation as of December 31, 2009 (related to 2009 incentive compensation which had not been paid as of December 31, 2009).

(8) Common Stock represents amounts payable to Mr. Kerry Hicks as part of a Confidentiality and Non-Competition Agreement (the "Agreement") between the Company and Mr. Hicks, effective August 6, 2008. As consideration for the covenants and agreements contained in the Agreement, Mr. Hicks is entitled to receive (a) upon a voluntary termination or termination for cause, 340,000 shares of common stock of the Company, or the cash equivalent (b) upon change in control as a result of which separation of service occurs, 1,020,000 shares of common stock of the Company, or the cash equivalent or (c) upon change in control as a result of which separation of service does not occur, 1,700,000 shares of common stock of the Company, or the cash equivalent . See "Confidentiality and Non-Competition Agreement" below for further details regarding the Agreement.

For the purposes of the "Potential Payments upon Separation of Services or Change in Control" table above, the following definitions apply:

Voluntary Termination means resignation by executive from his/her employment with the Company.

Involuntary Not for Cause Termination means termination of the executive's employment by the Company constituting a separation of service (a) other than due to death, disability, Voluntary Termination or For Cause Termination or (b) upon expiration of the term of any employment agreement as a result of the giving of notice by the Company of its intent not to extend the term of the agreement, if applicable.

For Cause Termination means (a) any illegal or dishonest conduct which adversely affects or may adversely affect the reputation, goodwill or business position of the Company or which involves Company funds or assets; (b) any intentional or material damage to property or business of the Company; (c) theft, embezzlement or misappropriation of Company property; or (d) the willful failure of employee to carry out his/her duties as an employee of the Company.

Involuntary for Good Reason Termination means any termination that results from a change in control. A change in control is defined as (a) the Company merges with another corporation or other entity and is not the surviving entity; (b) substantially all of the Company's assets are sold to persons or entities not affiliated with the Company; (c) shares of common stock of the Company are issued or acquired by persons or entities not affiliated with the Company , who, acting as a group, have the voting power to change the composition of the Board of Directors; or (d) any other transaction of a similar nature to the foregoing. For purposes of determining whether or not any termination of the executive's employment was upon a change in control, it should be presumed that any termination within twelve months after consummation of any transaction described above was upon a change in control.

Employment Agreements

Mr. Kerry Hicks is employed by us under an employment agreement dated as of April 1, 1996, as amended effective July 1, 2008. The initial term of the amended agreement is for three years through June 30, 2011. On the third and each successive anniversary of the effective date, the term shall be extended for an additional one year period unless terminated by either party. The Compensation Committee determined Mr. Kerry Hicks' 2009 annual salary of $400,038. Our Board of Directors may increase, but not decrease, this annual salary at any time during the term of the agreement. In addition, the agreement provides for annual incentive compensation based on performance targets established by our Board of Directors.

Mr. David Hicks is employed by us under an employment agreement dated as of March 1, 1996, as amended. The agreement is renewable automatically for one year periods unless terminated by one of the parties. The agreement provides for Mr. David Hicks to receive an annual base salary of $238,954 for 2009, with cost of living increases for subsequent years. In addition, the agreement provides for annual incentive compensation up to 75% of his base salary based on performance targets established by the Board of Directors.

Under each of the employment agreements described above, in the event that the officer is terminated without cause and there has been no change of control of the Company, we will pay the officer his base salary for the remaining term of the agreement and any earned but unpaid salary and incentive compensation. In the event the officer is terminated with cause, regardless of whether there has been a change of control, we will pay the officer his base salary for 60 days following such termination. If the officer is terminated without cause upon a change of control, he is entitled to receive a lump sum payment upon his termination equal to 300% of his base salary plus 300% of his annual incentive compensation for the prior year. Each agreement contains certain confidentiality covenants.

Mr. Dodge has an employment arrangement with the Company that provides for severance in the amount of six months base salary in the event the Company terminates his employment on an not for cause termination upon a Change in Control basis.

Mr. Crews has an employment arrangement with the Company that provides for severance in the amount of three months base salary in the event of Not For Cause termination.

Confidentiality and Non-Competition Agreement

Effective August 6, 2008, we entered into a confidentiality and non-competition agreement with Mr. Kerry Hicks. In consideration of the covenants and agreements contained in the confidentiality and non-competition agreement, we agree to compensate Mr. Hicks as follows:

a) Upon a voluntary termination or a termination for cause, we shall issue Mr. Hicks 340,000 shares of our common stock.
b) Upon a change in control as a result of which a separation of services occurs we shall issue Mr. Hicks 1,020,000 shares of our common stock.
c) If a change in control occurs and as a result of which Mr. Hicks remains employed with us or our successor in interest, we shall issue Mr. Hicks 1,700,000 shares of our common stock.

The principal covenants and agreements contained in the confidentiality and non-competition agreement are as follows:

- During Mr. Hicks' employment with the Company and for a period of three years following the termination of his employment with the Company for any reason, Mr. Hicks will not, directly or indirectly, own, operate, manage, control, engage in, invest in or participate in any manner in, act as a consultant or advisor to, render services for, or otherwise assist any person or entity that engages in or owns, invests in, operates, manages or controls any venture or enterprise that directly or indirectly engages or proposes to engage in developing, designing, producing, marketing, selling or rendering of products or services that are substantially similar to those produced, marketed, sold or rendered by the Company.
- For the period commencing on the date of Mr. Hicks' termination and ending two years later, Mr. Hicks will not directly or indirectly, hire or solicit any employee of the Company or encourage any employee to leave for any business whether or not a competitor of the Company.

CERTAIN TRANSACTIONS

Indemnification of our Chief Executive Officer

For the year ended December 31, 2009, we provided indemnification to our Chief Executive Officer, Kerry R. Hicks, for legal fees totaling approximately $1.0 million. The legal proceedings arose from loans that Mr. Hicks and three other executive officers provided to us in December 1999 in the amount of $3,350,000 (including $2,000,000 individually loaned by Mr. Hicks). For a more detailed discussion on this matter, refer to Note 13 to the consolidated financial statements included within our Annual Report on Form 10-K for the year ended December 31, 2009.

Other Related Party Transactions

Mr. Wahlström is the Senior Advisor to the Chief Executive Officer and former co-Chief Executive Officer of Fresenius Medical Care North America ("FMCNA") and former President and Chief Executive Officer of Fresenius Medical Services. The Company provides services to FMCNA pursuant to an Internet Agreement which became effective June 1, 2008. Under this agreement, FMCNA sponsors the physician-quality reports of all practicing nephrologists found on www.healthgrades.com. As consideration for the sponsorship, FMCNA pays the Company approximately $2.0 million annually.

Review, Approval or Ratification of Transactions with Related Parties

The Company has a Code of Conduct that governs the procedures for approval of any related party transactions. The Audit Committee must review and approve any related party transaction, as defined in Item 404(a) of Regulation S-K, promulgated by the SEC, before it is consummated. The Audit Committee has reviewed and approved the related party transactions listed above.

AUDIT AND RELATED FEES

Fees for all services provided by Grant Thornton LLP, our independent registered public accounting firm, for 2009 and 2008 were as follows:

Audit Fees

The aggregate fees billed for professional services rendered by Grant Thornton LLP for the audit of our annual financial statements for the years ended December 31, 2009 and 2008, the effectiveness of our internal controls over financial reporting as of December 31, 2009 and 2008 and the review of the our financial statements included in the our quarterly reports on Form 10-Q filed during 2009 and 2008 were $257,495 for all work performed related to 2009 services and $288,055 for all work performed related to 2008 services.

Audit Related Fees

There were no fees billed in 2009 or 2008 for assurance and related services rendered by Grant Thornton LLP that were reasonably related to the performance of the audit or review of our consolidated financial statements and were not reported under "Audit Fees" above.

Tax Fees

There were $0 and $24,729 fees billed in 2009 and 2008, respectively, for professional services rendered by Grant Thornton LLP for tax compliance, tax advice and tax planning.

All Other Fees

There were no fees billed in 2009 or 2008 for products and services provided by Grant Thornton LLP, other than the services referred to above.

The Audit Committee reviews and approves in advance the retention of the independent auditors for the performance of all audit and non-audit services that are not prohibited and the fees for such services. Pre-approval of audit and non-audit services that are not prohibited may be pursuant to appropriate policies and procedures established by the Committee for the pre-approval of such services, including through delegation of authority to a member of the Committee. For 2009 and 2008, all audit fees were reviewed and approved in advance of such services.

INFORMATION CONCERNING INDEPENDENT AUDITORS

The Audit Committee has selected Grant Thornton LLP to serve as our independent auditors for 2010. A representative of Grant Thornton LLP is expected to be present at the 2010 Annual Meeting of Stockholders, will have the opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers, directors and holders of more than 10% of our common stock to file reports of ownership of our securities and changes in ownership with the SEC. Based solely on a review of the Section 16(a) reports furnished to us during 2009, we believe that all filings required to be made during 2009 were made on a timely basis, with the following exceptions:

On July 28, 2009, David Hicks filed a Form 4 reporting four gift transactions, which should have been reported in 2007 and 2008.

ADVANCE NOTICE PROCEDURES

In accordance with our by-laws, notice relating to nominations for director or proposed business to be considered at the 2011 annual meeting of stockholders must be given no earlier than March 11, 2011 and no later than April 10, 2011. These requirements do not affect the deadline for submitting stockholder proposals for inclusion in the proxy statement, nor do they apply to questions a stockholder may wish to ask at the meeting. Stockholders may request a copy of the by-law provisions discussed above from the Corporate Secretary, Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401.

STOCKHOLDER PROPOSALS

Stockholders may submit proposals on matters appropriate for stockholder action at annual meetings in accordance with regulations adopted by the SEC. Any proposal that an eligible stockholder desires to have presented at the 2011 annual meeting of stockholders concerning a proper subject for inclusion in the proxy statement and for consideration at the annual meeting will be included in our proxy statement and related proxy card if we receive it no later than December 27, 2010.

SOLICITATION OF PROXIES

We will pay the cost of solicitation of proxies for the annual meeting. In addition to the mailing of the proxy material, such solicitation may be made, without extra compensation, in person or by telephone or telecopy by our directors, officers or regular employees. We may also retain a proxy solicitation firm to assist in the solicitation of proxies.

ANNUAL REPORT ON FORM 10-K

We will provide without charge to each person solicited by this proxy statement, on the written request of any such person, a copy of our Annual Report on Form 10-K (excluding exhibits) as filed with the SEC for our most recent fiscal year. Such written request should be directed to Allen Dodge, Executive Vice President, Chief Financial Officer and Secretary, at Health Grades, Inc. located at 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401.

HOUSEHOLDING

To reduce the expense of delivering duplicate proxy solicitation materials, we and some brokers may take advantage of the SEC's "householding" rules. These householding rules permit the delivery of only one set of proxy solicitation materials to securityholders who share the same address, unless otherwise requested. Any securityholder of record who shares an address with another securityholder of record and who has received only one set of proxy solicitation materials may receive a separate copy of those materials, without charge, or request future delivery of separate materials upon writing our Corporate Secretary at 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401 or calling (303) 716-0041. Likewise, any stockholder of record who shares an address with another securityholder of record and who has received multiple sets of proxy solicitation materials may request future delivery of a single copy of those materials upon writing our Corporate Secretary at 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401 or calling (303) 716-0041.

If you consent to householding, your election will remain in effect until you revoke it. Should you later revoke your consent, you will be sent separate copies of those documents that are mailed at least thirty days or more after receipt of your revocation.

The above Notice and Proxy Statement are sent by order of the Board of Directors.



Allen Dodge
Executive Vice President, Chief Financial Officer
and Secretary

April 21, 2010

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To HealthGrades' Stockholders, Customers and Employees:

Introduction

In a year that can best be described as a very challenging economic environment, I am pleased to report our financial performance was very strong. As I'll describe further below, our ratings and advisory revenue grew by 32% for the year and our operating income increased by 57%, as compared to 2008.

Our financial performance was driven principally by a breakout year from our Internet Business Group as well as very good performance in the retention rates of our Professional Services, formerly Provider Services, agreements. Inclusive of the revenue generated by our WrongDiagnosis.com web property, which was acquired in October 2008, Internet Business Group revenue increased by 121%, as compared to 2008.

In the following pages I will provide you with a summary of the results from strategic investments we made during 2009, an update on two key initiatives for us and also address to an investment we made over the last few years that we have abandoned in pursuit of other opportunities.

Financial Results

In 2009, our ratings and advisory revenue increased $12.8 million to $52.5 million, a 32% increase over 2008. Operating income for the year ended December 31, 2009 increased $3.8 million, or 57%, to $10.5 million with an operating margin of 20%. We generated approximately $9.2 million in cash flows from operating activities and finished 2009 with approximately $19.2 million in cash and cash equivalents. Net income for the year ended December 31, 2009 was $7.1 million, or $0.23 per diluted share.

Strategic Investment Results

In last year's letter I described three substantial investments we made during 2008. Those investments were building out our advertising and sponsorship model, acquiring and integrating the WrongDiagnosis.com website and repurchasing a significant amount of our common stock. As I will describe further, all of these investments have borne substantial fruit.

1. Building Out Our Advertising and Sponsorship Model

Whereas we were somewhat disappointed with our financial results from our Internet Business Group in 2008, particularly with respect to the advertising revenue, 2009 can best be characterized as a breakout year for this business unit. On a combined basis, in January 2010, our web properties of HealthGrades.com and WrongDiagnosis.com attracted 19 million unique users, an increase of approximately 4.5 million from 14.5 million unique users in January 2009. In addition, we have not only maintained, but have continued to improve upon, our position within the top eight most trafficked healthcare web properties, as reported by ComScore, one of the industry leaders for reporting web traffic. During 2009 we were also recognized as the #1 Doctor Information Resource by TNS Media. It is important to note that, although we have made significant investments in technology, data acquisition and sales efforts for our web properties, we have not been forced to make significant investments to drive our web traffic through paid search.

On a weighted average basis between our two web properties, currently approximately 98% of our traffic is generated through organic search, or through website partners, and not through paid search. The intrinsic value of a user who comes to us through organic search is factors times more valuable than a user that is generated through paid search. We believe this continues to be a significant competitive advantage for us.

2. Acquiring and Integrating the WrongDiagnosis.com Web Property

To further expand our brand reach and ability to attract advertisers, in October 2008 we acquired the WrongDiagnosis.com website from Adviware, Pty, Ltd for an initial purchase price of $6.7 million, which we paid in cash. We paid an additional $0.9 million in March 2010 based upon the achievement of certain earn-out targets. As this was our first significant acquisition in some time, it was very important to us that this was an unequivocal success. By every measure, the value we have derived from this acquisition has substantially exceeded our expectations. When we acquired the WrongDiagnosis.com web property, the website attracted just over 7 million unique users per month and roughly $2.0 million in revenue annually. In March 2010, WrongDiagnosis.com attracted nearly 13 million unique users and is now on an annual revenue run-rate of approximately $6.5 million. We continue to work to integrate the HealthGrades.com and WrongDiagnosis.com web properties and have a number of projects planned to continue to increase both the traffic and revenue from this acquisition.

3. Repurchase of Our Common Stock

During 2008 we utilized approximately $10.7 million in cash to repurchase approximately 2.4 million shares of our common stock, or roughly 8.2% of our actual shares outstanding as of January 1, 2008, at an average price of $4.41, including commissions and fees. (Since the inception of our stock repurchase plan in June 2006, we have accumulated a total of 4.2 million shares of our common stock at an average price of $4.61, including commissions and fees.) As of March 31, 2010, the closing price of our common stock was $6.36. As I mentioned to you in early 2009, no one could have predicted the market freefall that occurred in 2008. However, what is predictable when significant market corrections occur is that companies that continue to perform well and execute their business plans typically see their enterprise value return over time. I stated when we made this investment that I felt strongly this was a good use of our cash and I believe the result speaks for itself.

Strategic Initiative Updates

I wanted to update you on two key initiatives that began during 2009 and are currently well under way.

1. Implementation of "one sales organization"

Although 2009 was a challenging year in terms of selling new business into hospitals, it was also a very good year for us in terms of retaining business. For 2009 we retained or signed new contracts representing approximately 80% of the annual contract value of hospitals whose contracts had first or second year anniversary dates. A major area of focus for us in our Professional Services business is to build stronger relationships with our hospital prospects and clients. The strength of our relationships with our hospital clients has historically always been with our client delivery professionals, our Professional Services consulting team. They are recognized business-development experts who have the pulse of our clients and become their advocates. This passionate approach has allowed us to achieve strong retention rates, evidenced by what we delivered in 2009.

To provide better alignment and improve upon the strength of our current client relationships, we have recently completely a move to a "market-based" sales approach. Historically we had a more "product-based" sales approach, with three distinct sales teams calling into the same current and potential hospital clients to sell different products. We have now moved to one sales team with account executives that own certain geographic territories and now have the ability to sell all of our product and service offerings. This approach will allow the sales team to have a much more strategic focus and become much more aligned with our client delivery professionals. Additionally, we have doubled the size of our effective sales staff and correspondingly reduced the size of the sales territories to facilitate more of a strategic relationship with our clients. We expect increased sales from this approach and also more satisfied clients who will not only remain with HealthGrades, but see us as strategic business advisors and increase their investment with us.

2. Market launch of Patient Direct Connect

In 2009 we built what is now a meaningful revenue stream from our online programs sold into hospitals and single specialty providers. We initially went to the market with a product that was a physician profile sponsorship model. Our agreements with Tenet and Fresenius fall into this model. We recently launched an evolution of our online offering that we call Patient Direct Connect or "PDC". PDC is a highly patient targeted hospital marketing program that is deployed online. This product connects the HealthGrades.com patient population directly to a client hospital's call center. Although this product is still in its initial phases, it is performing very well. We began running a number of initial paid pilot programs in late 2009 and we are beginning to see conversion of these pilot programs into meaningful annual agreements. The PDC offering is a significant initiative for us in 2010.

Healthcare Credit Solutions

You have heard a great deal of positive news and strong financial results throughout this letter. I would be remiss if I did not also report to you on an investment we made that was not successful. For the last few years, we invested in Healthcare Credit Solutions, a healthcare credit card solution that was aimed to allow consumers to build points through the general use of the card and utilize the card for specific healthcare purchases and benefits.

Although I still believe the concept was a good one, at the close of 2009 we decided that the timing for this product was premature from a market perspective relative to the market demand and we chose to exit this business. I continue to firmly believe that as a growth company, it is incumbent on us to challenge the status quo and do what we do best and that is to be a disruptive change agent. Some of these investments, such as the launch of our professional services hospital ratings, which was the first launch of any hospital rating in 1998, will be substantial successes and a few of these investments will fail. What is of paramount importance is that we make good business decisions to focus on the investments that perform well and move quickly to eliminate products that do not perform well.

Summary

I am as energized as I have ever been with respect to our prospects and current market position. We are executing well against our strategic imperatives and as a result, we had a very good year in 2009 as you have read throughout this letter. But our areas of focus – building our one-sales organization, attracting more advertising to our Web properties, and introducing Patient Direct Connect to hospitals – are only at the beginning of their success curves. I look forward to a strong 2010 and the entire management team including myself are committed to delivering results to all of you.

I thank all of our stockholders, customers and employees for your continued support.

Sincerely,



Kerry R. Hicks
Chairman of the Board and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(MARK ONE)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009 OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM _______ TO _______

Commission file number 0-22019

HEALTH GRADES, INC.

(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	62-1623449 (I.R.S. Employer Identification No.)
500 Golden Ridge Road, Suite 100 GOLDEN, CO (Address of Principal Executive Offices)	80401 (Zip Code)

Registrant's telephone number, including area code: (303) 716-0041

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value per share	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large Accelerated Filer [ ]	Accelerated Filer [X]
Non-Accelerated Filer [ ] (Do not check if a smaller reporting company)	Smaller Reporting Company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

As of June 30, 2009, the aggregate market value of the Common Stock held by non-affiliates of the registrant was $68,385,141. Such aggregate market value was computed by reference to the closing sale price of the Common Stock as reported on the Nasdaq Global

Select Market on such date. For purposes of making this calculation only, the registrant has defined "affiliates" as including all executive officers, directors and beneficial owners of more than five percent of the registrant's Common Stock.

On March 1, 2010, 29,824,514 shares of the registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain parts of the registrant's definitive Proxy Statement for its 2010 Annual Meeting are incorporated by reference in to Part III of this report.

TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements that address, among other things, the availability of healthcare data, sufficiency of available funds, anticipated future revenues, anticipated capital expenditures, exercises of stock options and impact of interest rates in our investment account. These statements may be found under "Item 1-Business," "Item 1A-Risk Factors," and "Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as in this Report generally. We generally identify forward-looking statements in this report using words like "believe," "intend," "expect," "may," "will," "should," "plan," "project," "contemplate," "anticipate" or similar statements. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including: non-renewal or cancellation of contracts, unanticipated capital expenditures, failure to achieve anticipated revenue increases, decline in our stock price, and material changes in our balances of cash, cash equivalents and short-term investments. In addition, other factors that could cause actual events or results to differ materially from those discussed in the forward-looking statements are addressed in "Risk Factors" in Item 1A and matters set forth in this report generally. We undertake no obligation to update publicly any forward-looking statements.

PART I

Item 1. Business

BUSINESS

Overview

Health Grades, Inc. ("HealthGrades", the "Company", "us", "we" or "our") provides proprietary, objective ratings of hospitals, nursing homes and home health agencies. We also provide detailed information on physicians, including name, address, phone number, years in practice, information on whether they are board certified, whether they are free of state and federal sanctions and many other items. We provide our clients with healthcare information, including information relating to quality of service and detailed profile information on physicians, which enables our clients to measure, assess, enhance and market healthcare quality. Our clients include hospitals, employers, benefits consulting firms, payers, insurance companies, consumers, advertisers, and media and web portals.

We operate in one business segment. See our Financial Statements in Item 8 for our revenue, profits and losses and total assets for the last three years.

On our website at www.healthgrades.com, we currently provide ratings or profile information relating to the following healthcare providers:

- Over 5,500 hospitals;
- Over 800,000 physicians in more than 125 specialties;
- Over 175,000 dentists in 10 specialties;
- Over one million alternative specialty providers (e.g., acupuncturists, chiropractors, mental health professionals) in more than 40 specialties; and
- Over 15,000 nursing homes.

We offer services to hospitals in three major capacities: 1) professional services that help hospitals build a quality perception with their internal staff, consumers, and physicians; 2) professional services that help hospitals improve their clinical process and quality; and 3) online marketing programs through our web properties that provide brand awareness for client hospitals. For hospitals that have received high ratings, we offer the opportunity to license our ratings and trademarks and provide professional services within a hospital's marketing programs at an institutional level (e.g., hospital clinical excellence and exceptional experience regarding the overall number and type of patient safety incidents within a hospital), at a service line level (e.g. cardiac, pulmonary, vascular) and at a medical issue level (e.g., within the cardiac service line-coronary bypass surgery, heart attack, heart failure). In our clinical process and quality improvement services, we offer physician-led quality improvement engagements and other quality improvement analyses and services for any hospitals that are seeking to understand how to improve their clinical processes and how to sustain the improvements over time. The online marketing programs enable hospitals to sponsor physician profiles, promote their hospital brand and facilitate a real-time, local connection between online patients and providers.

In addition, we provide basic and detailed profile information on a variety of providers and facilities. We make this information available to consumers, employers, benefits consulting firms and payers to assist them in selecting healthcare providers. Basic profile information for certain providers is available free of charge on our website, www.healthgrades.com. For a fee, we offer healthcare quality reports with respect to hospitals, nursing homes and physicians. These paid reports provide more detailed information than is available free of charge on our website. Included in fee-based physician reports are Five-Star Doctor designations. These designations identify leading physicians based on their affiliation with a recognized hospital related to the physician's specialty, state or federal sanctions, malpractice and board certification. Report pricing and content varies based upon the type of provider, type of report and whether the user is a consumer or a healthcare professional (for example, a medical professional underwriter).

We also provide the Connecting Point™ and Patient Direct Connect™ programs under which a hospital, hospital system or single specialty provider can sponsor applicable physician profiles. Services to our clients and the sponsored physicians include assistance in creating and enhancing their professional and marketing information displayed in certain categories of the HealthGrades proprietary search site accessible at www.healthgrades.com. For a fee, our clients receive sponsored physician enhanced listings and profiles, client banner advertisements and sponsored links on sponsored physician profiles and client profiles, and client banner advertisements on search results pages. Physician Quality Reports™ for physicians who are participating in these programs are made available to consumers without charge. These programs are designed to give physicians and their sponsoring entity an opportunity to engage in a cost-effective complement to other traditional marketing mediums such as telephone directories, newspapers, radio and billboards. In addition, unlike many of the traditional marketing mediums, we provide the ability to measure the success of these online marketing efforts through our performance reporting, which tracks, among other things, the number of consumers who view the physician's premium profile and, for Patient Direct Connect, appointment requests and telephone calls.

Additionally, we provide detailed online healthcare quality information for employers, benefits consulting firms, payers and other organizations that license our Health Management Suite of products, which include the following modules: Hospital Quality Guide™, Physician Quality Guide™, Nursing Home Quality Guide™, Home Health Quality Guide™ and Treatment Cost Calculator. This information can be customized so that, for example, an employee can have online access to quality data relating to healthcare providers within the provider network who are available under the employee's particular health plan. We also license our hospital and physician data for health plans to integrate their own provider directories and for internal analytics.

Our internet advertising platform generates additional revenue from traffic at our website, www.healthgrades.com. We earn revenues from sales of advertisements on our websites through impression-based advertising (fees earned from the number of times an advertisement appears in pages viewed by users of our website) and activity-based advertising (fees earned when our users click on an advertisement or text link to visit the websites of our merchant partners).

In October 2008, we acquired the websites www.WrongDiagnosis.com and www.CureResearch.com in connection with our acquisition of certain operating assets of Adviware Pty Ltd. ("Adviware").This acquisition increased our on-line presence by adding these websites to our healthcare properties. These websites provide detailed information for users to research symptoms (e.g., pain, fever, rash), diseases (e.g., diabetes, cancer, depression) and diagnoses. Also, in late 2008, we expanded beyond remnant advertising networks, including Google AdSense, to expand the channels through which our inventory is sold, increasing the overall value of that inventory. This includes direct sales to advertising agencies that represent the pharmaceutical and medical device industries along with in-text advertising and contracting with advertising networks.

Healthcare Provider Quality Information

We compile comprehensive information regarding various healthcare providers and distill the information to meet the requirements of consumers, employers, payers and other customers. While we provide certain information without charge on our website, we charge users for more detailed information. Our revenues are generated, in part, through the provision of healthcare information derived from our databases in a manner that can be useful to consumers, employers, benefits consulting firms, payers and others.

The www.healthgrades.com website is a healthcare information website that provides rating and other profile information regarding a variety of providers and facilities, among others. Our goal is to provide healthcare information that enables consumers to locate and connect with the right provider at their time of need.

Hospital Specialty and Programmatic Ratings - We currently provide risk-adjusted hospital quality ratings for 28 medical issues. In addition, users can compare hospitals utilizing our programmatic ratings for maternity care. We have termed these "programmatic ratings" because our maternity care ratings are based in part upon the presence or absence in a hospital's maternity care program, of specified attributes, described below, and not solely on mortality or complication rates at a discrete medical issue level as is the case with our other ratings.

For each particular medical issue chosen by the user, other than those relating to maternity care, women's health, bariatric surgery and appendectomy, we provide a rating system of five stars, three stars or one star (five stars is the highest rating) for virtually every hospital in the United States. We base all of our ratings, except ratings on maternity care, bariatric surgery, and appendectomy, on the three most currently available years of Medicare Provider Analysis and Review (MedPAR) data that we license from the Centers for Medicare and Medicaid Services (CMS). MedPAR and state databases contain the inpatient records of Medicare patients and all patients in the states that allow the use of their data, respectively. We apply transparent, but proprietary, algorithms to the data to account for variations in risk in order to make the data comparable from hospital to hospital. In the initial analysis of the data, a separate data set is created for each group of patients who have a specific procedure or diagnosis (e.g., coronary bypass surgery, total hip replacement), based on International Classification of Diseases, Clinical Modification (ICD-9-CM) coding. The ICD-9-CM is the widely adopted system of assigning codes to diagnoses and procedures associated with hospital utilization in the United States. The quality measure for some procedures or diagnoses is mortality, while the quality measure for others is major complications.

Generally, 70% to 80% of hospitals studied are classified as three stars. The three star rating is applied when there is no statistical difference between a hospital's predicted and actual performance. Approximately 10% to 15% of hospitals are rated five stars, which indicates their performance is statistically better than expected. Approximately 10% to 15% of hospitals are rated one star, meaning that their performance was statistically worse than expected.

For our maternity care, bariatric surgery and appendectomy ratings, which also are subject to the five star rating system, we use state all-payer files from 19 individual states derived from the inpatient records of persons who utilize hospitals in those states. The 19 states represented on the site are: Arizona, California, Florida, Iowa, Maine, Maryland, Massachusetts, Nevada, New Jersey, New York, Oregon, Pennsylvania, Rhode Island, Texas, Utah, Vermont, Virginia, Washington and Wisconsin. This data are derived from all discharges for these 19 states from 2004-2008. For maternity care, we analyzed several factors, such as neonatal mortality, rate of vaginal and cesarean delivery complications, volume of vaginal and cesarean deliveries and "patient choice" or non-clinically indicated cesarean delivery complications for each hospital within these 19 states. We then developed a system that assigned a weight to each factor based on our assessment of its importance to the quality of maternity care. Based upon the application of this system, the top 15% of hospitals in these 19 states receive five stars, the middle 70% receive three stars and the bottom 15% receive one star.

For the women's health ratings, the ratings are based upon Medicare outcomes for female patients in 16 diagnoses and procedures. Bariatric surgery and appendectomy ratings are based on the presence of major complications. These ratings are created using the same methodology as the MedPAR ratings, but are based on the state all-payer files available in these 19 states.

Institutional and Service Line Hospital Awards - We recognize exceptional quality outcomes at an institutional level (e.g., hospital clinical excellence and patient safety) as well as at a service line level. Hospitals that achieve distinction from us for their exceptional quality outcomes receive our Distinguished Hospital Award for Clinical Excellence™ (DHA-CE). This is an annual award that we typically announce at the beginning of each calendar year. In February 2010, 269 hospitals nationwide received the DHA-CE designation, which identifies hospitals with clinical outcomes in the top 5% in the country.

To be considered for the DHA-CE, a hospital had to have received star ratings in at least 19 of the 26 HealthGrades procedures and diagnoses ratings using MedPAR data. After creating a list of hospitals that met the above criteria, we took the following steps to determine the DHA-CE recipients for 2010:

1. Calculated the average overall star rating for each hospital by averaging all their MedPAR-based ratings.
2. Calculated the average z-score (standard score) for each hospital by averaging all their MedPAR-based z-scores.
3. Ranked hospitals in descending order by their average star rating.
4. Broke ranking ties by average z-score.
5. Selected the top 269 hospitals as 2010 DHA-CE recipients.

Hospitals that have received a DHA-CE award for the most consecutive years of the eight years we have designated this award are awarded HealthGrades' America's 50 Best Hospital Award. To identify America's 50 Best Hospitals, we used a two-step process:

1. Hospitals that were DHA-CE recipients for all of the last seven or eight years were identified.
2. Hospitals that were DHA-CE recipients for all of the last six years were identified.
   - The six-year recipients were sorted by z-score, using the average z-score from the most recent DHA-CE analysis.
   - The top hospitals from this list were then added to the list from step 1 to create a list of America's 50 Best Hospitals.

For the 2010 award year, hospitals were segregated into two groups: teaching and non-teaching. Teaching status was primarily determined based on information in the Medicare Cost Reports, with additional input from Indirect Medical Education payments and the Council of Teaching Hospitals.

Hospitals that achieve distinction from us for their exceptional patient safety performance receive our annual Patient Safety Excellence Award™ (PSEA). This distinction is based on 12 of the Agency for Healthcare Research and Quality's (AHRQ) Patient Safety Indicators (PSI's) (including, among others, post-operative hip fracture, post-operative hemorrhage or hematoma and post-operative sepsis) and recognizes exceptional experience regarding the number and type of patient safety incidents within a hospital. We utilize the PSI software developed by AHRQ to determine the patient safety rates for each individual PSI. We then create an overall patient safety score for every hospital utilizing the PSI software developed by AHRQ. For our 2009 and 2010 award years, we segregated hospitals between teaching and non-teaching. In order to achieve distinction, hospitals were required to have an average overall HealthGrades star rating of at least 2.5, have a HealthGrades star rating in a minimum number of 16 of the 26 medical issues we rate using MedPAR data and 9 of 12 PSI's. The top 15%, or 238 hospitals, that met these criteria, ranked in descending order by their average overall patient safety score, from each of the groups (teaching and non-teaching) were awarded the PSEA designation.

In 2009, recipients of the PSEA represented less than 5% of the total hospitals evaluated. Nationwide, 112 teaching hospitals and 130 non-teaching hospitals received the PSEA designation in 2009.

Hospitals that rank in the top 15% nationally in patient experience receive our Outstanding Patient Experience Award™ (OPEA). The ratings are based on patient satisfaction survey results that hospital patients provide as part of a new federal initiative to increase public reporting of hospital performance. For the 2010 award year, we analyzed patient satisfaction data for over 2,500 hospitals in the United States using Hospital Consumer Assessment of Healthcare Providers and Systems (HCAHPS) hospital survey data obtained from the CMS. The HCAHPS data cover patients discharged between July 2007 and June 2008. To be considered for the OPEA, a hospital had to have:

- More than 100 survey responses;
- At least 50 acute care beds; and
- A minimum HealthGrades average star rating of 2.5.

Each year we issue Specialty Excellence Awards™ to hospitals performing in the top ten percent in the United States in clinical excellence in each of the following 17 specialty care areas: bariatric surgery, cardiac care, cardiac surgery, critical care, coronary intervention, gastrointestinal, gastrointestinal surgery, general surgery, joint replacement, orthopedic, prostatectomy, pulmonary, spine surgery, stroke, vascular, maternity care and women's health.

Our Transplant Excellence Award™ identifies hospitals that are among the best in the United States in transplantation. We used risk-adjusted data distributed by the Scientific Registry of Transplant Recipients (SRTR) Program to identify the top organ transplantation centers for the following four organs: heart, kidney, liver and lung. To be considered for our Transplant Excellence Award, a transplant center had to meet the following qualifications using SRTR data:

- Three-year patient survival – Hospitals must have a statistically higher than expected three-year patient survival rate.
- Waitlist mortality rate – Hospitals must have a waitlist mortality rate that is statistically lower or not statistically different than expected.

Physician Quality Reports - We provide quality information on over 800,000 physicians. This information includes, to the extent available through our data sources, primary and secondary specialty areas, medical school attended, years since medical school, residency, memberships, fellowships, address, telephone number, board certification, malpractice data, hospital affiliation and federal or state medical board sanction information. This data is compiled from a variety of public and private data sources. As not all physician information is identified by a specific physician identifier (e.g., Unique Physician Identification Number, or UPIN), we have developed an extensive matching process designed to properly match the various data elements that we compile from numerous data sources to the appropriate physician. Currently, our Physician Quality Report is available to consumers for $12.95 per physician report. A second physician report is free within the same order and any additional reports after the second report may be purchased for $9.95. Consumers who purchase a Physician Quality Report receive a report for the selected physician and, for comparative purposes, five additional randomly selected reports of physicians practicing in the same specialty and geographic area. Consumers have the option to add a Medical Cost Report to their purchase for an additional $4.95. Consumers may also purchase a Medical Malpractice Report for $7.95. Malpractice Reports are available for physicians practicing in the following states: California, Connecticut, Florida, Georgia, Idaho, Illinois, Indiana, Maryland, Massachusetts, New Jersey, New York, North Dakota, Oregon, Tennessee, Texas, Vermont, Virginia, and West Virginia. We utilize online media to attract a significant percentage of the visitors to our website. Currently, the majority of the traffic to our website is derived through major search engines and is displayed as part of the "free" search engine results. However, we also pay for certain keywords that enable our website to be displayed in certain "paid" search results.

Included in our physician quality reports are the Five-Star Doctor designation. To help consumers evaluate and compare physicians, we analyzed objective physician data to identify leading physicians in 23 separate specialties across the U.S. The Five-Star Doctor designation identifies leading physicians based on their affiliation with a recognized hospital related to the physician's specialty, state or federal sanctions, malpractice and board certification. To make the Five-Star list, a physician must:

- Be affiliated with a hospital that is highly rated for quality of care by us, or recognized by the National Cancer Institute or Commission on Cancer, in the clinical area related to the physician's specialty.
- Not had their license on probation, suspended, surrendered or revoked since 2000.
- Be free of state or federal disciplinary actions or sanctions for the last five years.
- Be free of malpractice judgments, adverse arbitration awards or monetary settlements for the last five years.
- Be board certified in their practice specialty by the American Board of Medical Specialties®, the American Osteopathic Association Bureau of Osteopathic Specialists or the American Board of Facial Plastic and Reconstructive Surgery.

WatchDog Subscription - Along with our Physician Quality Reports, we offer a 14-day free trial in our WatchDog notification services. This subscription provides email notifications to patients to allow them to track any changes to their physicians' profiles including data included in the Physician Quality Reports and patient surveys. Currently, our WatchDog notification service is available for $9.95 per subscriber per month with no limit to the number of physicians the subscriber may track.

Connecting Point - This program is designed to increase the efficiency and profitability of participating sponsoring entities and physicians through marketing and patient education. Under this program, we design a premium profile for the physician that incorporates our source-verified information (e.g., board certification, years in practice) as well as information provided directly from the physician (e.g., practice philosophy, office hours). This premium profile is then made available, without charge, to all consumers searching our website. The Connecting Point program is designed to give applicable sponsoring entities and their physicians an opportunity to engage in a cost-effective complement to other traditional marketing mediums such as telephone directories, newspapers, radio and billboards. In addition, unlike many of the traditional marketing mediums, we provide the ability to measure the success of these online marketing efforts through our performance reporting which tracks, among other things, the number of consumers who view the physician's premium profile.

Patient Direct Connect - Patient Direct Connect is viewed as an alternative to traditional hospital marketing activities. This program facilitates a real-time, local connection between online patients and providers. Under the Patient Direct Connect program, a hospital or hospital system purchases advertising placements on HealthGrades' website, www.healthgrades.com. Program services to our clients include assistance in creating and enhancing our hospital clients' professional and marketing information displayed in certain categories of the site. For a fee, our clients are provided with the opportunity to engage and assist patients searching for provider information. Physician Quality Reports for physicians who are participating in our Patient Direct Connect program are made available to consumers without charge.

Nursing Home Ratings - We provide ratings of the performance of nursing homes across the United States that are Medicare or Medicaid certified and active in these programs. We typically update these ratings on a monthly basis. In preparing the ratings, we analyze licensing survey data from CMS's Online Survey Certification and Reporting (OSCAR) database and complaint survey data from CMS's Skilled Nursing Facility Complaint database. Licensing surveys are inspections that assess compliance with standards of patient care such as staffing, quality of care and cleanliness. Complaint surveys are investigations of complaints and serious problems. We exclude nursing homes whose most recent survey date was more than 20 months prior to the date the data was received by us. Stand-alone Medicare and/or Medicaid nursing homes are analyzed apart from Medicare, hospital-based nursing homes. We do not rate Medicare, hospital-based nursing homes because these facilities are designed for short-term patient care. In addition, nursing homes with only one licensing survey are not included in our analysis. The ratings are assigned on a state by state basis, rather than nationally, because the surveys from which information is derived are conducted by state agencies and there may be variations between the states' survey processes and results. The highest rated 30% of nursing homes receive five stars, the middle 40% receive three stars, and the bottom 30% receive one star.

Information and Related Services for Hospitals, Employers, Consumers, Benefits Consulting Firms, Payers, Professionals, and Pharmaceutical and Medical Device Solutions

The information provided on our www.healthgrades.com website, and the database from which this information is derived, form the basis of our marketing efforts. While some information is provided free of charge on our website, we seek to generate revenues from hospitals, as well as employers, consumers and others as described below:

Services for Hospitals - We offer professional services that provide business development tools and marketing assistance for hospitals seeking to distinguish themselves with respect to their clinical quality. We also provide physician-led professional services and analytical products for hospitals seeking to understand and improve their quality. Our programs, described in more detail below, primarily cover the following clinical service lines:

- Cardiac;
- Orthopedics;
- Vascular;
- Pulmonary;
- Neurosciences;
- Gastrointestinal;
- Critical care;
- General surgery;
- Bariatric surgery;
- Prostate surgery;
- Maternity care; and
- Women's health.

Strategic Quality Initiative (SQI). The SQI program provides business development and marketing tools to hospitals that are highly rated by us. Under our SQI program, we license the commercial use of the our corporate mark, applicable data and multiple marketing messages that may be used by hospitals to demonstrate third party validation of excellence, and our online marketing services, including, among other things:

- Our name, logo, stars and current ratings data including performance score;
- National designation (e.g., Top 5% in the Nation, Top 10% in the Nation) as applicable;
- Specialty Excellence Award for a licensed service line as applicable;
- State rank (e.g., Best in State, Best in Region) as applicable (not available for maternity care or women's health);
- Marketing messages developed and approved by HealthGrades;
- Quality Ratings Analysis (QRA) to help hospitals understand the data methodology underlying their ratings and what they can do to continue to improve their quality;
- Ratings comparisons developed and approved by us;
- Detailed analysis of client outcomes to understand individual star ratings; and
- Competitive comparisons to use in service line market positioning.

We offer our SQI program to highly rated providers only after our ratings are completed. We do not adjust our ratings based on whether a provider is willing to license with us. The license may be in a single service line (e.g., cardiac) or multiple service lines (for example, cardiac, neurosciences and orthopedics). In addition, the SQI program provides ongoing access to our marketing services and resources, including our in-house healthcare consultants, tailored to the hospital's specific needs.

Strategic Quality Partnership (SQP). The SQP program recognizes clinical excellence in hospitals across our range of service lines. Hospitals that contract with us for the SQP program receive all of the SQI features described above with respect to all of the service areas we rate. In addition, hospitals can reference the additional DHA-CE designation. Hospital clients are provided with additional marketing and planning assistance with respect to the DHA-CE designation as well as a trophy for display at the hospital. This program also includes a quality analysis module to help hospitals understand their ratings and how they can continue to improve their quality.

America's 50 Best Hospitals. Hospitals that are one of the America's 50 Best Hospitals and that contract with us receive the following:

- All of the SQP features described above;
- Either the America's 50 Best Hospitals trophy or the standard DHA-CE trophy;
- Customized video featuring a HealthGrades executive congratulating the hospital on the America's 50 Best Hospitals Award;
- One additional on-site visit by a HealthGrades senior consultant for Chief Executive Officer media training; and
- Services for the client's Chief Executive Officer to help the client learn how to best discuss quality with the media.

Patient Safety Excellence Award (PSEA). Under our PSEA program, we license the commercial use of our corporate mark and applicable data and marketing messages that may be used by hospitals to demonstrate third party validation of excellence, including:

- HealthGrades name and logo;
- Patient Safety Excellence Award designation and trophy for that year; and
- Marketing messages developed by HealthGrades.

This program also includes a quality analysis module to assist hospitals in understanding their ratings and what they can do to continue to improve their quality.

Outstanding Patient Experience Award (OPEA). The OPEA recognizes hospitals for their patient satisfaction based on their patients' experiences in their hospital. Under our OPEA program, we provide business development and consulting services, which include, among other services, the development of an image advertising strategy and hospital marketing consultation.

Quality Assessment and Implementation (QAI). Our QAI program is principally designed to help a hospital improve the quality of its care in particular service lines. Using our database and on-site interviews, we measure how well the hospital performs relative to national and regional best practices and help identify measures to improve quality. Detailed quality comparisons are also available at the hospital, physician group and individual physician level. Our physician-led consultants work on-site with the hospital staff and physicians to present the data and assist in the quality analysis and quality improvement. Under our QAI program, with respect to the areas licensed by the hospital, we provide services such as the following: four onsite visits per year; chart review to facilitate root cause analysis of quality problems; detailed analysis of the last two years of the client's all-payer data; and hospital and individual quality profiles for high volume physicians.

Quality Assessment (QA). The QA program involves onsite interviews, chart review, and a presentation to administrative, physician and quality improvement staff on our findings and recommendations related to quality improvement. Upon completion of the QA program the client has the option, at a reduced fee, to participate in a QAI program for the licensed service line.

Quality Report for Hospital Professionals™ - Clinical Service Line. We provide hospitals with a comprehensive report that enables them to improve quality of care by benchmarking their outcomes against national five-star hospitals and local competitors, detailing the strengths and weaknesses of their public quality profile and analyzing their quality data underlying their specific star ratings.

Quality Report for Hospital Professionals™ - Patient Safety. We provide reports that analyze hospitals' performance within 12 patient safety indicators established by the AHRQ, compare their performance against the best practice benchmark, the national average and their state average and detail the strengths and weaknesses of their patient safety profile.

Health Management Suite - We license access to, and customize our database for, employers, benefits consulting firms, payers and others. We offer our customers these modules in a standard format without customization for specific geographic areas or provider networks, through our Health Management Suite product. For an additional fee, customers can integrate our modules within their online provider directories, and we can customize our database for specific geographic areas and provider networks as well as modify the look and feel of the modules. Depending on the client's needs, we can customize our content for the intended users. Modules currently available are as follows:

Find a High-Quality Provider:

Hospitals - Interactive, fully searchable hospital quality information for the nation's over 5,500 hospitals rated by us. Reports feature one, three and five-star hospital ratings based on mortality and complication rates up to 180 days after hospitalization and include the hospital's average cost for each procedure.

Physicians - Online profiles of over 800,000 physicians covering 125 different specialties with numerous data elements, including the doctor's board certifications, malpractice history and sanction information. Data also include the average cost of services as well as patient experience survey results from those who have visited with the physician.

Nursing Homes - Compare nursing homes side-by-side with inspection data for over 15,000 facilities nationwide and state licensing survey information that outlines a facility's overall quality.

Home Health - Ratings for more than 8,000 home health agencies nationwide based on four consecutive years of data including complaint investigation information and violations.

Estimate Healthcare Costs:

Treatment Cost Calculator - Featuring costs for 56 procedures, 200 tests including diagnostic x-rays, pathology and laboratory tests, and cost information including list prices, negotiated rates and out-of-pocket-expenses to help individuals plan healthcare spending.

Healthcare Quality Reports for Professionals - We offer comprehensive quality information to organizations that need current and historical quality information on nursing homes and hospitals. Our primary customers are medical professional liability insurers and underwriters. In addition, we offer reports on physicians that contain detailed information with respect to education, professional licensing history and other items.

Nursing Home Quality Report for Professionals™ - We currently offer the following three categories of reports on nursing homes: Nursing Home Quality Report; Executive Summary Report and Risk Assessment Report. Our Nursing Home Quality Report contains detailed information on ownership, certification history, staffing and patient demographics as well as performance and ranking data from health, state complaint and licensing surveys. Our Executive Summary Report summarizes this information. Our Risk Assessment Report is a textual analysis of the Nursing Home Quality Report that highlights potential problem areas within a facility that require risk management.

Hospital Quality Report for Professionals™ - Our Hospital Reports contain detailed information on ownership, services provided and clinical performance outcomes. Some of the features of our reports include:

- Risk and severity-adjusted performance measures for cardiac, neurosciences, stroke, vascular, orthopedics and pulmonary service lines, as well as the underlying medical issue for each service line;
- Programmatic ratings for women's health and obstetrics;
- Comparative statistics and state/national benchmarks;
- Infections, complication and mortality rates; and
- "Cases At Risk" analysis, which projects how many cases are likely to have adverse outcomes based upon our proprietary mortality or complication rate analysis.

Healthcare Quality Reports for Consumers - We offer comprehensive quality reports to consumers that provide current and historical quality information on hospitals and nursing homes. In addition, we offer reports on physicians that contain detailed information with respect to education, professional licensing history and other items.

Hospital Quality Report™ for Consumers - Our Hospital Quality Reports for Consumers include:

- Ratings for all procedures and diagnoses rated by HealthGrades for the hospital;
- Survey data prepared in connection with the Leapfrog Group;
- Our methodology and helpful hints for choosing a hospital; and
- Cost data.

Nursing Home Quality Report™ for Consumers - Our Nursing Home Quality Reports for Consumers include:

- Our rating for the particular nursing home;
- Health survey history with descriptions and severity of the deficiencies for the last four licensing surveys;
- Instances of repeated deficiencies;
- How the nursing home compares to others in the state; and
- Our methodology and helpful hints for choosing a nursing home.

Physician Quality Report™ for Consumers - Our Physician Quality Reports for Consumers include (where available):

- Addresses and phone numbers;
- Specialties;
- Board certification information;
- Education information, including medical school, year graduated and residency, fellowships and internships;
- Physician memberships and associations;
- Malpractice data;
- State and federal sanction information (if any) within the last 5 years;
- Name and address of area hospitals and affiliated hospitals;
- Group practice;
- Gender;
- Languages spoken;
- National comparative statistics in board certification, years in practice and sanction activity regarding physicians in the same specialty field; and
- Information on how to choose a physician with a checklist and guide.

Currently, our physician profiles include the following tabs:

- Physician profile (free) – includes physician's name, specialties and health plans accepted among other items;
- Office locations (free) – includes address, phone number and other physicians practicing at the same office;
- Ratings (free) – experience surveys completed by our users;
- Hospital ratings (free) – hospital name and our ratings by clinical services area for hospitals at which the physician is affiliated;
- Awards and recognition (fee-based) – displays HealthGrades Five-Star and Recognized recognition, as well as memberships (i.e., AMA);
- Education (fee-based) – displays medical school and residency;
- Background check (fee-based) – a premium physician quality report that includes information on board certification, malpractice history, federal and state sanctions from all 50 states, among other items; and,

- Procedure costs (fee-based) – detailed cost information for a variety of medical procedures.

Content and Data Licensing. We offer to web property owners and operators a license to specific portions of our healthcare-related content and resources which provide users access to our proprietary or licensed rating and other information regarding hospitals and physicians.

Pharmaceutical and Medical Device Solutions - In addition to reaching consumers at the point of a medical decision, we believe the demographics for HealthGrades' consumers are highly relevant for pharmaceutical and medical device brands that want to grow market share.

Internet Advertising – We currently display advertisements on the majority of our physician profile pages utilizing Google AdSense and DoubleClick's advertising network. DoubleClick is our ad serving engine. In October 2008, we acquired certain operating assets of Adviware, which increased our on-line presence by adding the websites www.WrongDiagnosis.com and www.CureResearch.com to our healthcare properties. Also, in late 2008, we expanded beyond remnant advertising networks, including Google AdSense, to expand the channels through which our inventory is sold, increasing the overall value of that inventory. This includes direct sales to advertising agencies that represent the pharmaceutical and medical device industries along with in-text advertising and contracting with advertising networks.

Competition

With respect to our quality services for hospitals, we face competition from data providers such as Thomson Reuters and healthcare consulting companies such as Deloitte, Thomson Reuters (Solucient), SG2 and Marshall Steele that offer certain consulting services to hospitals. Many of these companies have well established consulting practices with a large number of employees dedicated to these services. The ability to demonstrate the value of quality improvement consulting programs, name brand recognition and cost are the principal factors that affect our competitive position.

We face competition with respect to our service offerings to employers, benefits consulting firms, payers, consumers and others from companies that provide online information and decision support tools regarding healthcare providers and physicians. Several companies currently offer online healthcare information and support tools such as WebMD and Ingenix. WebMD has a well-established web platform which is widely known as the most trafficked healthcare website on the internet today for general healthcare content. However, we believe that the approximately 19,000,000 unique consumers who visit our websites (www.healthgrades.com, www.WrongDiagnosis.com and www.CureResearch.com) each month are active consumers who are searching for targeted information such as selection of a healthcare provider. We believe that the ability to provide accurate and comprehensive healthcare information in a manner that is cost-effective to the client is the principal factor that affects competition in this area.

We compete, with respect to internet advertising, with online health publishers, such as WebMD and UCompareHealthcare and internet advertising companies, as well as companies that offer traditional media advertising opportunities. We face competition from numerous other companies, both in attracting internet users and in generating revenue from advertisers and sponsors. Competition for users includes websites that provide health-related information, both commercial and not-for-profit sites, and sites that publish healthcare and user generated content. Additionally, we compete for advertisers and sponsors with both healthcare-related and non-healthcare related content and services. Non-healthcare related advertising segments we compete in include travel, automotive, retail and consumer package goods.

Company History

We are a Delaware corporation incorporated in December 1995 under the name Specialty Care Network, Inc. Upon commencement of operations in 1996, we principally managed physician practices engaged in musculoskeletal care, which is the treatment of conditions relating to bones, joints, muscles and connective tissues. During 1998, we began to focus on the provision of healthcare information through the establishment of our healthcare provider quality ratings and profile information, which we first introduced on our website. Since that time, we have expanded the scope of our healthcare information services to encompass the additional services described above. In November 2000, we changed our name to Health Grades, Inc.

Government Regulation

The delivery of healthcare services has become one of the most highly regulated of professional and business endeavors in the United States. Both the federal government and the individual state governments are responsible for overseeing the activities of individuals and businesses engaged in the delivery of healthcare services. The focus of federal regulation of healthcare businesses and professionals is based primarily upon their participation in the Medicare and Medicaid programs. Each of these programs is financed, at least in part, with federal funds. State jurisdiction is based upon its financing of healthcare as well as the states' authority to regulate and protect the health and welfare of its citizens.

A provision of the federal Social Security Act, commonly known as the Anti-Kickback Statute, prohibits kickbacks, rebates and bribes in return for referrals of federal healthcare program services. This law provides an extremely broad base for finding violations. Indeed, any remuneration, direct or indirect, offered, paid, solicited, or received, in return for referrals of patients or business for which payment may be made in whole or in part under Medicare, or a state healthcare program (Medicaid) could be considered a violation of law. The language of the Anti-Kickback Statute also prohibits payments made to anyone to induce them to "recommend purchasing, leasing, or ordering any good, facility, service, or item for which payment may be made in whole or in part" by a federal healthcare program. Criminal penalties under the Anti-Kickback Statute include fines up to $25,000, imprisonment for up to 5 years, or both. In addition, acts constituting a violation of the Anti-Kickback Statute may lead to additional civil penalties, such as fines, assessments and exclusion from participation in the Medicare and Medicaid programs.

To provide more direct guidance on the interpretation of the Anti-Kickback Statute, the Office of Inspector General, or OIG, of the Department of Health and Human Services (DHHS) has developed regulations regarding what types of business arrangements are not to be considered violative of the law and to develop criteria to be applied to any new arrangement to determine whether it is acceptable under the law. The regulations are known as "Safe Harbors" and address activities that may technically violate the Anti-Kickback Statute, but are not to be considered as illegal when structured to conform to the proposed regulation. The OIG has also set forth specific procedures by which the DHHS, through the OIG, in consultation with the Department of Justice (DOJ), will issue advisory opinions to outside parties regarding the interpretation and applicability of anti-kickback and certain other statutes relating to federal and state healthcare programs.

Whenever an arrangement exists with an entity capable of providing services reimbursed by Medicare or Medicaid, the arrangement must be analyzed to determine if the Anti-Kickback Statute is implicated (i.e., can the arrangement be characterized as involving remuneration intended to induce referrals for the provision of covered services). Because our customers will, in some instances, be healthcare providers, we must be mindful of state and federal laws; that is, we want to be sure that any payments to us will not be considered a payment for a referral of patients or business from HealthGrades.

The only payments made to us by providers and practitioners will be for access to information, to make their HealthGrades' profiles available to consumers without cost, or for evaluation and consulting services - not to induce referrals. Nevertheless, federal courts have interpreted the anti-kickback provisions very broadly to prohibit even those payments made in return for legitimate services, if the intent to induce referrals can be inferred from the arrangement. Where the payments made under an agreement represent fair market value or reasonable remuneration for the goods, services or other consideration being received, however, there should be less factual support for any inference that payments are in exchange for referrals.

There is a potential that our arrangements could fall within the personal services and management agreement safe harbor regulation enacted under the anti-Kickback Statute. The personal services and management agreement safe harbors provide that payments under such agreements will not constitute remuneration under the Anti-Kickback Statute if the payments meet seven criteria, including that the agreement is set out in writing and is signed by the parties, and that aggregate compensation is set in advance, is consistent with fair market value and does not take into account the volume or value of any referrals or business generated between the parties. Unless an arrangement meets all of the terms of a safe harbor, the government could attempt to draw an inference that payments made constitute remuneration and that at least one purpose of the remuneration is to induce referrals. However, failure to meet the safe harbors does not render an arrangement per se unlawful. We believe that our operations comply with applicable legal regulatory requirements of the Anti-Kickback Statute's personal services and/or management agreement safe harbor. However, some of these laws have been applied to payments by physicians for marketing and referral services and could constrain our relationships, including financial and marketing relationships with customers such as hospitals. It also is possible that additional or changed laws, regulations or guidelines could be adopted in the future that could affect our business.

Many states have laws that prohibit payment of kickbacks or other payment of remuneration to those in a position to control the referral of patients similar to the Anti-Kickback Statute, but the prohibitions may apply to remuneration related to the referral of business or patients covered by any healthcare payer, including commercial insurance. Therefore, it is possible that our activities may be found not to comply with these laws. Noncompliance with such laws could subject us to penalties and sanctions. We do not believe that we are in violation of any legal requirements under such state laws.

In addition to the Anti-Kickback Statute, filing of false claims to the federal government is prohibited by federal criminal and civil statutes. Criminal provisions prohibit knowingly filing false claims, making false statements or claims to be made by others. Civil provisions under the federal False Claims Act (FCA) prohibit the filing of claims, or causing the filing of claims, that the person filing knew were false. Criminal penalties include fines and imprisonment. Civil penalties under the FCA include fines up to $11,000 per claim, plus treble damages, for each claim filed. In addition, under the Deficit Reduction Act of 2005, states are encouraged to enact their own false claims laws, which could increase the number of false claims suits at the state level. Although we are not filing claims ourselves, liability under the FCA can extend to those who cause the filings of claims. In May 2009, the President signed the Fraud Enforcement and Recovery Act which amended the FCA, granting the government and whistleblowers greater enforcement latitude. To the extent that consulting advice provided to our customers could be construed as aiding or abetting the presentation of false claims to the government by our customers, there could be false claims liability, although we endeavor to provide advice that cannot be so construed.

A federal law know as the "Stark Law" prohibits a physician from referring a Medicare patient for certain designated health services (DHS) to an entity with which the physician or an immediate family member has a financial relationship, unless the referral is protected by one or more exceptions provided by law. DHS includes a wide range of ancillary healthcare services in a number of broad categories, including all inpatient and outpatient hospital services. Violations of the Stark Law may result in a number of penalties, including Medicare nonpayment of claims for DHS provided as a result of a prohibited referral, an obligation to refund amounts paid as a result of a prohibited referral and civil monetary penalties for knowing violations. While the Stark Law does not apply to our business, our hospital and physician customers must comply with the Stark Law. We do not believe that our business subjects our customers to risk under the Stark Law, though interpretations of the Stark Law are constantly evolving and changes in the law itself or the regulatory guidance could impair our business.

Health Care Legislation. It is our belief that the Medicare Prescription Drug Improvement and Modernization Act of 2003 has not had a major impact on our arrangements with providers. Future legislation, including the healthcare reform proposals currently under consideration by Congress, may be introduced and considered by Congress and state legislatures that is designed to change access to and payment for healthcare services in the United States. We can make no prediction as to whether future legislation will be enacted or, if enacted, the effect that such legislation will have on us.

Privacy of Information and the Health Insurance Portability and Accountability Act of 1996 (HIPAA)

Consumers sometimes enter private information about themselves or their family members when using our services. Also, our systems record use patterns when consumers access our databases that may reveal health related information or other private information about the user. In addition, information regarding employee usage of healthcare providers and facilities can also be compiled by our systems in connection with services we offer to employers and other payers. Numerous federal and state laws and regulations govern collection, dissemination, use and confidentiality of patient-identifiable health information, including:

- state privacy and confidentiality laws;
- state laws regulating healthcare professionals, such as physicians, pharmacists and nurse practitioners;
- Medicaid laws;
- the U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, as described in detail below, and related rules promulgated by the United States Department of Health and Human Services (HHS); and
- CMS standards for electronic transmission of health data

Under HIPAA, Congress set national standards for the protection of health information created, maintained or transmitted by health plans, healthcare clearinghouses and certain healthcare providers ("covered entities"). Under the law and regulations known collectively as the Privacy and Security Rules, covered entities must implement standards to protect and guard against the misuse of individually identifiable health information. Although we are not a covered entity, we believe that we have complied with the applicable standards. Failure to timely implement these standards could, under certain circumstances, trigger the imposition of civil or criminal penalties.

The Privacy and Security Rules do not replace federal, state, or other laws that grant individuals even greater privacy protections, and covered entities are free to retain or adopt more protective policies or practices.

Most healthcare providers and payers do not carry out all of their healthcare activities and functions by themselves. Instead, they often use the services of a variety of other persons or businesses. The Privacy and Security Rules allow covered entities to disclose protected health information to business associates if the covered entities obtain satisfactory assurances that the business associate will use the information only for the purposes for which it was engaged, will safeguard the information from misuse, and will comply with certain other requirements under the Privacy and Security Rules. Covered entities may disclose protected health information to an entity in its role as a business associate only to help the covered entity carry out its healthcare functions – not for the business associate's independent use or purposes, except as needed for the proper management and administration of the business associate. Although we are not a covered entity, we may be asked to enter into business associate agreements with covered entities. A portion of the American Recovery and Reinvestment Act of 2009, known as the Health Information Technology for Economic and Clinical Health Act (the HITECH Act), expanded the scope and application of HIPAA, including among other things, applying certain privacy and security provisions directly to business associates. Application of these rules to business associates is a significant change. Previously, if a breach involving a business associate occurred, the covered entity could just terminate the contract if the breach was not remedied. Responsibility and liability rested with the covered entity. Under the HITECH Act, the business associate now has responsibility and liability directly for a breach.

Under the HITECH Act, covered entities and business associates will face criminal and civil liability for failure to comply with HIPAA. Criminal penalties may be imposed against persons who obtain or disclose protected health information without authorization. In addition, a state's Attorney General can bring civil actions against a person on behalf of residents adversely affected by violations of either HIPAA or the HITECH Act. The Attorney General can either seek to enjoin further violations or obtain monetary damages on behalf of the residents harmed. DHSS is also beginning to perform periodic audits of healthcare providers to ensure that required policies under the HITECH Act are in place. Finally, individuals harmed by violations will be able to recover a percentage of monetary penalties or a monetary settlement based upon methods established by DHHS for this private recovery. To the extent we have entered into such agreements, we believe that we are in compliance with the requirements of those agreements.

If a covered entity finds out about a material breach or violation of the privacy related provisions of the contract by the business associate, it must take reasonable steps to cure the breach or end the violation, and, if unsuccessful, terminate the contract with the business associate. If termination is not feasible (e.g., where there are no other viable business alternatives for the covered entity), the covered entity must report the problem to the Department of Health and Human Services Office for Civil Rights.

Government Regulation of the Internet, Data and Privacy

The internet is currently the subject of a number of statutes and regulations, and the trend for the future could include an increase in the quantity and the complexity of regulation. Any new or revised law or regulation pertaining to the internet, or the application or interpretation of existing laws and regulations, could decrease demand for our services, increase our cost of doing business, decrease the availability of the data we obtain and use from third parties, increase the costs of online marketing, or otherwise cause our business to suffer.

Laws and regulations have been adopted in the United States and throughout the world, and additional laws and regulations may be adopted in the future, that address internet, data and privacy-related issues, including online content, privacy, online marketing, unsolicited commercial e-mail, pricing and quality of products and services. This legislation could increase our cost of doing business and negatively affect our business. Moreover, it will take many years to determine the full extent to which older laws and regulations governing issues like property ownership, libel, negligence, taxes, and personal privacy are applicable to the internet.

Currently, U.S. privacy law consists of numerous disparate state and federal statutes regulations and enforcement actions regulating specific industries that collect personal data, or particular types or uses of personal data. For example, HIPAA consists of a large body of statutory provisions and regulations that control the disclosure, use, and transfer of personal health information in digital form by providers and others. One recent trend is the enactment of privacy and security statutes that require the disclosure to authorities and to data subjects of any breach of security of a database of personal information. Several other privacy laws and regulations predate and therefore do not specifically address online activities. In addition, a number of comprehensive legislative and regulatory privacy proposals have taken effect or are now under consideration by federal, state and local governments in the United States. All such privacy laws may decrease access to the raw data that we use, adversely impact our ability to use data currently in our possession and may increase our costs of compliance with such laws and regulations in the conduct of our business.

In addition, the regulation of the internet outside the United States may affect our cost of doing business, directly or indirectly, in the long run. For example, privacy law in the European Union and in a number of other countries is far more restrictive then U.S. privacy law in terms of how personal information may be collected, stored, processed, transmitted, and shared with others. As a result, we may not be able to profitably expand our business to the European Union or other countries that have similar laws, and we may not be able to realize the benefits of reducing costs by outsourcing any of our operations that involve the processing of personal information to such countries. Further, the more restrictive privacy and other internet-related laws and regulations in other countries have served as a model for newer and more restrictive privacy and other internet-laws and regulations in the United States.

Intellectual Property

We regard the protection of our intellectual property rights to be important. We rely on a combination of copyright, trademark, trade secret restrictions and contractual provisions to protect our intellectual property rights. We require selected employees to enter into confidentiality and invention assignment agreements as well as non-competition agreements. The contractual provisions and other steps we have taken to protect our intellectual property may not prevent misappropriation of our technology or deter third parties from developing similar or competing technologies.

We own federal trademark registrations for the marks HealthGrades, HealthGrades Checkmark & Star Logo, and the phrase, "Guiding America to Better Healthcare." We have also registered with the United States Copyright Office the HealthGrades Hospital Ratings Database, HealthGrades Hospital Awards Database, and HealthGrades Hospital Patient Safety Database. These Database Copyright registrations are updated on a quarterly basis. We applied for and received a copyright for the HealthGrades Checkmark & Star Logo.

There is significant uncertainty regarding the scope of protection offered under existing laws regarding matters such as property ownership and other intellectual property rights with respect to the internet and databases. The vast majority of these laws were adopted prior to the advent of the internet and, as a result, may not fully contemplate or address the unique issues of the internet, databases and related technologies. In addition, new laws that regulate activities on the internet have been passed and may be passed, which may have unanticipated effects.

For further information, see "Risk Factors - Our proprietary rights may not be fully protected."

Employees

As of December 31, 2009, we had 209 employees, most of whom were located at our corporate offices in Golden, Colorado. Of these employees, 87 were engaged in sales and marketing, client consulting or client administrative support, 90 in product development (including information technology/web development) and 32 in general and administrative (including finance, accounting and IT infrastructure). We are not subject to any collective bargaining agreements.

Available Information

Our internet address is www.healthgrades.com. We make available on our website, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with or furnish it to the Securities and Exchange Commission (SEC). Our SEC reports can be accessed through the "Investor Relations" section of our website. The information found on our website is not part of this or any other report we file with or furnish to the SEC.

Item 1A. Risk Factors

Our short and long-term success is subject to many factors beyond our control. If any of the following risks, as well as any risks described elsewhere in this Form 10-K, actually occur, our business, financial condition or results of operations could suffer. Other risks not presently known to us or not presently thought to be material could also affect our business, our financial condition or results of operations. Because of these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

RISKS RELATED TO OUR BUSINESS

Our business will suffer if we are not able to obtain reliable data as a basis for our healthcare information.

To provide our healthcare information, we must have comprehensive, reliable data. We obtain this data from a number of public and private sources. Currently, the information we utilize to compile our hospital ratings is acquired from CMS and 19 individual states. For the year ended December 31, 2009, revenues derived from SQP, SQI, and QAI products accounted for approximately 60% of our total ratings and advisory revenue. These products are based exclusively on our hospital ratings. Moreover, some of our Health Management Suite modules are based on information acquired from CMS. Our business could suffer if CMS or our other data sources began charging for use or access to this data, or cease to make such information available, and suitable alternative sources were not identified on a timely basis. Moreover, our ability to attract and retain customers depends on the reliability of the information that we use and license. If our information is inaccurate or otherwise erroneous, our reputation and customer following could be damaged. In the past, we have had disputes with two providers of information who sought to terminate our arrangements based on allegations, which we denied, that our use of the information violated the terms of our agreements with the providers. We have located alternate sources of information or modified the scope of information provided in response to these disputes. Nevertheless, our failure to obtain suitable information, if needed to use in place of information provided by a source that stops providing information or that charges substantially more for such data, could hurt our business.

Failure to effectively manage the growth of our operations and infrastructure could disrupt our operations and prevent us from maintaining or increasing profitability.

We have expanded meaningfully in the past few years and we continue to seek to increase our sales efforts, attract new clients, maintain existing clients and develop new products. To manage our growth, we must successfully attract qualified personnel and successfully integrate new personnel into our operations. Our failure to manage personnel and otherwise appropriately manage expansion of our business could adversely affect our business and future growth. If our website traffic continues to grow and we do not maintain the appropriate infrastructure to support the growth and new technologies, our business will be harmed.

Our proprietary rights may not be fully protected.

If we fail to adequately protect our intellectual property rights, our business could be harmed by making it easier for our competitors to duplicate our products and services. While we have certain trademarks and copyrights that have been registered with the U.S. Patent and Trademark Office and the U.S. Copyright Office, respectively, such trademarks and copyrights may not offer adequate protection. In addition, we require some of our employees to enter into confidentiality and invention assignment agreements and, in more limited cases, non-competition agreements. Nevertheless, our efforts to establish and protect our proprietary rights may be inadequate to prevent imitation of our services or branding by others or may be subject to challenge by others. Furthermore, our ability to protect some of our proprietary rights is uncertain because legal standards relating to the validity, enforceability and scope of intellectual property rights in internet-related industries are uncertain and are still evolving. In addition, although we have obtained copyright registrations for some of our databases, such registrations and existing laws may not allow us to adequately protect the underlying data contained in such databases. Accordingly, third parties may contend they are free to use portions of the data contained in such databases. Also, our current rights and existing laws do not preclude competitors from independently developing businesses with functionality or features substantially equivalent or superior to our business. Any infringement, misappropriation or third-party development could have a material adverse effect on us.

The nature of our business and our reliance on intellectual property subjects us to the risk of litigation.

From time to time, it has been necessary for us to resort to litigation and threats of litigation to enforce and protect our intellectual property rights. The results of litigation are inherently uncertain and may result in adverse rulings or decisions. We may enter into settlements or be subject to judgments that may, individually or in the aggregate, have a material adverse effect on us. The litigation, regardless of its outcome, diverts management resources, may be expensive, and may not effectively protect our intellectual property.

In addition to the risk of failing to adequately protect our proprietary rights, there is a risk that we may become subject to claims that we infringe upon the proprietary rights of others. The possibility of inadvertently infringing upon the proprietary rights of others is increased for businesses such as ours because there is significant uncertainty regarding the applicability to the internet of existing laws regarding matters such as copyrights and other intellectual property rights. A claim of intellectual property infringement may cause us to incur significant expenses to defend against the claim. If we are not successful in defending against an infringement claim, we could be liable for substantial damages or may be prevented from offering some aspects of our services. We may be required to make royalty payments, which could be substantial, to a party claiming that we have infringed their rights. These events could damage our business. Any significant litigation could cause us to incur substantial expense to protect our rights.

We may lose business if hospitals and others utilize our name and ratings without our permission.

In order for a hospital to use our name and ratings information, we require them to enter into a marketing agreement with us. However, some hospitals, the media and others have taken the position that certain use of our ratings is "fair use" and not proprietary. We will need to continue to enforce the protection of our proprietary information and aggressively pursue selected hospitals and others that utilize our name and ratings information without our permission. If our enforcement efforts are unsuccessful, our business may be adversely affected.

We may be sued for information we obtain or information retrieved from our websites or otherwise provided to employers and others.

We may be subjected to claims for defamation, negligence, copyright or trademark or patent infringement, personal injury or other legal theories relating to the information we publish on our websites or otherwise provide to customers. These types of claims have been brought, sometimes successfully, against online services as well as print publications in the past. We have received threats from some providers that they will assert defamation and other claims in connection with the information posted on our www.healthgrades.com website.

We have had disputes with certain physicians with respect to the accuracy of their data that is included in reports we sell or otherwise provide to consumers and professionals, and have settled litigation with some of these physicians. Continuing to improve the accuracy of our data by both internal process measures and by obtaining data from various sources for comparative purposes will continue to be important for us.

Patients who file lawsuits against providers often name as defendants all persons or companies with any nexus to the providers. As a result, patients may file lawsuits against us based on, among other things, treatment provided by hospitals or other facilities that are highly rated by us, or by doctors who are identified on our website. In addition, a court or government agency may take the position that our delivery of health information directly, or information delivered by a third-party website that a consumer accesses through our website, exposes us to malpractice or other personal injury liability for wrongful delivery of healthcare services or erroneous health information. Such exposure may adversely affect our business. Moreover, the amount of insurance we maintain may not be sufficient to cover all of the losses we might incur from these claims and legal actions. In addition, insurance for some risks is difficult, impossible or too costly to obtain, and as a result, we may not be able to purchase insurance for some types of risks.

If we do not strengthen recognition of our brand name, our ability to expand our business will be impaired.

To expand our audience of online users, increase our online traffic and increase interest in our other healthcare information services, we must strengthen recognition of our brand name. To be successful in this effort, consumers must perceive us as a trusted source of healthcare information; hospitals and other providers must perceive us as an effective marketing and sales channel for their services and products; and employees, payers, insurers, and others must perceive us as a source of valuable information that can be used to enhance the quality and cost-effectiveness of healthcare. We may be required to increase our marketing budget substantially in our efforts to strengthen brand name recognition. This will increase our costs, and our business will suffer if our efforts are not productive.

If we were to lose the services of Kerry Hicks or other members of our executive management team, we may not be able to execute our business strategy.

Our future success depends in a large part upon the continued service of key members of our executive management team. In particular, our Chief Executive Officer (CEO), Kerry Hicks, is critical to the overall management of HealthGrades as well as the development of our technology, our culture and our strategic direction. All of our executive officers, with the exception of Kerry Hicks, our CEO, and David Hicks, one of our Executive Vice Presidents, are at-will employees. We do not maintain any key-person life insurance policies. The loss of any of our management or key personnel could seriously harm our business.

Our business will suffer if we are unable to attract, retain and motivate highly skilled employees.

Our ability to execute our business plan and be successful depends upon our ability to attract, retain and motivate highly skilled employees when needed. As we expand our business, we will need to hire additional personnel to support our information technology operations in particular. We may be unable to retain our key employees or attract or retain other highly qualified employees in the future. If we do not succeed in attracting new personnel as needed and retaining and motivating our current personnel, our business will suffer.

We may experience system failures that could interrupt our services.

The success of our websites and activities related to the websites will depend on the capacity, reliability and security of our network infrastructure. We rely on telecommunications providers to provide the external telecommunications infrastructure necessary for internet communications. We also depend on providers of online content and services for some of the content and applications that we make available through www.healthgrades.com and www.WrongDiagnosis.com. Any significant interruptions in our services or increases in response time could result in the loss of potential or existing users or customers. Although we maintain insurance for our business, we cannot guarantee that our insurance will be adequate to compensate us for losses that may occur or to provide for costs associated with business interruptions.

We must be able to operate our website 24 hours a day, 7 days a week, without material interruption. To operate without interruption, we and our telecommunication and content providers must guard against:

- damage from fire, power loss and other natural disasters;
- communications failures;
- software and hardware errors, failures or crashes;
- security breaches, computer viruses and similar disruptive problems; and
- other potential interruptions.

Our websites may be required to accommodate a high volume of traffic and deliver frequently updated information. Users of our websites may experience slower response times or system failures due to increased traffic on our websites or a variety of other reasons. We could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. Any significant interruption of our website operations could damage our business.

Failure by third party vendors of technology.

Our business depends on continued and unimpeded access to the internet by us and our users. Internet access providers may be able to block, degrade or charge for access to certain of our products and services, which could lead to additional expenses and the loss of users and advertisers. Our business also depends on the ability of our users to access the internet, and certain of our data offerings require significant bandwidth to work effectively. Currently, this access is provided by a company with significant market power in the broadband and internet access marketplace. While interference with access to our website seems unlikely, such carrier interference could result in a loss of existing users and advertisers and increased costs, and could impair our ability to attract new users and advertisers, thereby harming our revenue and growth.

We may rely on third parties to supplement or provide ancillary content for our website. The availability of such content could be restricted or terminated by such third parties or substantial fees may be imposed for our continued use.

We may lose business if we are unable to keep up with rapid technological or other changes.

The markets in which we compete are characterized by rapidly changing technology, evolving technological standards in the industry, frequent new service and product announcements and changing consumer demand. If we are unable to keep up with changing technology and other factors related to our market, we may be unable to attract and retain users or customers, which would reduce our revenues. Our future success will depend on our ability to adapt to these changes, and to continuously improve the content, features and reliability of our services in response to competitive service and product offerings and the evolving demands of the marketplace. In addition, the widespread adoption of new internet networking, telecommunications or development technologies, or other technological changes could require us to incur substantial expenditures to modify or adapt our website or infrastructure, which might negatively affect our ability to remain profitable.

Our rating and measuring systems, data and content may not be protected by intellectual property laws. We may not be able to prevent our competitors and others from developing and using similar rating and measuring systems or from reproducing or publishing our data and content.

We rely largely on advertising and search engine placement to generate traffic to our website.

We rely on online media to attract a significant percentage of the visitors to our website. Prices for online advertising could increase as a result of increased demand for advertising inventory, which would cause our expenses to increase and could result in lower margins. Our advertising contracts with online search engines are typically short-term. If one or more search engines on which we rely for advertising modifies or terminates its relationship with us, our expenses could increase, the number of visitors we generate could decrease and our revenues or margins could decline. Additionally, changes to our position within search engine search results could cause visits to our website and the number of reports ordered from our website to decline.

We may be unsuccessful in our efforts to increase advertising and sponsorship revenue.

We began to offer advertising on our website at www.healthgrades.com in the latter half of 2007. Our ability to realize revenue from this initiative is subject to substantial uncertainty including, but not limited, to the following:

- Our advertising initiative is in its early stages. Many of our competitors have greater financial, technical, product development and other resources than we do. These organizations may be better known than we are and have more customers or users than we do. We cannot provide assurance that we will be able to compete successfully against these organizations or any alliances they have formed or may form. As there are no substantial barriers to entry into the online advertising market, we expect that competitors will continue to enter this market.
- Our websites face competition from numerous other companies, both in attracting users and in generating revenue from advertisers and sponsors. We compete for users with online services and websites that provide health-related information, including both commercial sites and not-for-profit sites. We also compete for advertisers and sponsors with providers of both healthcare-related and non-healthcare related content and services.
- There are numerous items outside of our control that may limit our ability to accurately forecast or generate revenues from this area, including, but not limited to: advertisers' budgets and buying patterns, the time between the initial contact with an advertising network, agency or potential advertiser or sponsor and the execution of a contract, which may be lengthy, and seasonal factors relating to the prevalence of specific health conditions that may affect the timing of promotional campaigns for specific products, among other items.
- If unable to provide quality graphics and content to attract users and advertisers to our websites, our advertising revenues may be adversely affected.
- Technologies have been developed that can block the display of our ads.
- We are exposed to the risk of fraudulent clicks and other invalid clicks on our ads from a variety of potential sources. Invalid clicks are clicks that we have determined are not intended by the user to link to the underlying content. Click fraud occurs when a user intentionally clicks on an ad displayed on a website for a reason other than to view the underlying content. If we are unable to stop these invalid clicks, we will be required to provide refunds to our advertisers, which would negatively affect our profitability and our reputation.

Failure to effectively compete for online advertising may have a material adverse effect on our revenues and results of operations.

Our online business has a limited operating history.

Our online business has a limited operating history and participates in relatively new and rapidly changing markets. Many companies with business plans based on providing healthcare information and related services through the internet have failed to be profitable and some have filed for bankruptcy and/or ceased operations. Even if demand from users exists, we cannot assure this aspect of our business will continue to be profitable.

Our business will suffer if we are not able to compete successfully.

The market for healthcare information is rapidly evolving and competitive. We expect competition to increase significantly, and our business will be adversely affected if we are unable to compete successfully. We currently compete, or potentially compete, with many providers of healthcare information services and products, both online and through traditional means. We compete, directly and indirectly, for users and customers principally with:

- data providers that provide detailed utilization and outcomes information to hospitals;
- healthcare consulting companies;
- companies or organizations that provide or maintain online healthcare information;
- vendors of healthcare information, products and services distributed through other means, including direct sales, mail and fax messaging;
- companies and organizations that provide or maintain general purpose consumer online services that provide access to healthcare content and services;
- companies and organizations that provide or maintain public sector and non-profit websites that provide healthcare information and services without advertising or commercial sponsorships;
- companies and organizations that provide or maintain web search and retrieval services and other high-traffic websites; and
- publishers and distributors of traditional media, some of which have established or may establish websites.

Some of these competitors are larger, have greater financial, marketing, technical and product development resources and have more experience in providing healthcare information than us. These competitors may also be better known than us. We cannot assume that we will be able to compete successfully against these competitors.

The recent global economic downturn may impact our business, operating results or financial condition.

The recent global economic downturn has caused disruptions and volatility in the global financial markets and increased rates of default and bankruptcy, and has impacted the levels of consumer spending. These and other macroeconomic developments could negatively affect our business, operating results or financial conditions. For example, current or potential customers, such as hospitals, may delay or decrease spending with us or may not pay us or may delay payments for previously purchased products or services. If consumer spending continues to decrease, this may result in fewer clicks on our advertisers' ads displayed on our websites and fewer purchases of our consumer reports. Reduction in healthcare spending, as in elective surgeries, may adversely affect our business. Also, if the banking system or the financial markets remain volatile, our investment portfolio may be impacted and the values and liquidity of our investments could be adversely affected.

Acquisitions could be risky and may place significant strain on our management systems and resources, which could negatively impact our operations.

In 2008 we acquired certain operating assets of Adviware, and may acquire other companies or businesses in the future. Acquisitions of companies entail numerous risks, including:

- potential inability to successfully integrate acquired operations and products or to realize cost savings or other anticipated benefits from integration;
- loss of key employees of acquired operations;
- the difficulty of assimilating geographically dispersed operations and personnel of the acquired companies;
- the potential disruption of our ongoing business;
- unanticipated expense related to acquisitions, including significant transaction costs, which, under accounting rules, are required to be expensed rather than capitalized;
- the impairment of relationships with employees and customers of either an acquired company or our own business;
- the potential for acquisitions to result in dilutive issuances of our equity securities; and
- the potential unknown liabilities associated with acquired business.

As a result of such acquisitions, we may have significant assets that include goodwill and other purchased intangibles. The testing of this goodwill and intangibles for impairment under established accounting guidelines requires significant use of judgment and assumptions. Changes in business conditions could require adjustments to the valuation of these assets. In addition, losses incurred by a company in which we have an investment may have a direct impact on our financial statements or could result in our having to write-down the value of such investment. Any such problems in integration could harm our growth strategy and distract our management, and could place a significant strain on our management systems and resources.

RISKS RELATED TO HEALTHCARE INFORMATION AND THE INTERNET

Healthcare reform and the cost of regulatory compliance could negatively affect our business.

The healthcare industry is heavily regulated. In the ordinary course of business, healthcare entities and companies that do business with them are subject to state and federal regulatory scrutiny, supervision, oversight and control. These various laws, regulations and guidelines affect, among other matters, the provision, licensing, labeling, marketing, promotion and reimbursement of healthcare services and products. Our failure or the failure of our customers to comply with any applicable legal or regulatory requirements, or any investigation or audit of our or our customers' practices could:

- result in limitation or prohibition of business activities;
- subject us or our customers to legal fees and expenses and adverse publicity; or
- increase the costs of regulatory compliance and, if found by a court of competent jurisdiction to have engaged in improper practices, subject us or our customers to criminal or civil monetary fines or other penalties

A federal law commonly known as the Anti-Kickback Statute prohibits kickbacks, rebates and bribes in return for referrals of federal healthcare program services. This law provides an extremely broad base for finding violations. Any remuneration, direct or indirect, offered, paid, solicited or received in return for referrals of patients or business for which payment may be made in whole or in part under Medicare or Medicaid could be considered a violation of the law. The statute also prohibits payments made to anyone to induce them to "recommend purchasing, leasing or ordering any good, facility, service or item for which payment may be made in whole or in part" by Medicare. Similar laws exist in some states.

We believe that our operations comply with applicable legal regulatory requirements of the Anti-Kickback Statute. Nevertheless, some of these laws have been applied to payments by physicians for marketing and referral services and could constrain our relationships, including financial and marketing relationships with customers such as hospitals. Absent specific guidance from the OIG, our regulatory compliance cannot be prospectively confirmed. It also is possible that additional or more restrictive laws, regulations or guidelines could be adopted in the future.

A federal law know as the "Stark Law" prohibits a physician from referring a Medicare patient for certain DHS to an entity with which the physician or an immediate family member has a financial relationship, unless the referral is protected by one or more exceptions provided by law. DHS includes a wide range of ancillary healthcare services in a number of broad categories, including all inpatient and outpatient hospital services. Violations of the Stark Law may result in a number of penalties, including Medicare nonpayment of claims for DHS provided as a result of a prohibited referral, an obligation to refund amounts paid as a result of a prohibited referral and civil monetary penalties for knowing violations. While the Stark Law does not apply to our business, our hospital and physician customers must comply with the Stark Law. We do not believe that our business subjects our customers to risk under the Stark Law, though interpretations of the Stark Law are constantly evolving and changes in the law itself or the regulatory guidance could impair our business.

Federal criminal statutes prohibit knowingly filing false claims or making false statements or causing false statements to be made by others, and certain civil statutes prohibit the filing of claims or causing the filing of claims that one knows were false. Criminal penalties include fines and imprisonment. Civil penalties under the FCA include fines of up to $11,000 per claim plus treble damages, for each filed claim. Although we are not filing claims ourselves, liability under the FCA can extend to those who cause claims to be filed. In addition, under the Deficit Reduction Act of 2005, states are encouraged to enact their own false claims laws, which could increase the number of false claims suits at the state level. To the extent that consulting advice provided to our customers could be construed as aiding or abetting the presentation of false claims by the customers, we could be subject to false claims liability.

In addition to the Anti-Kickback Statute, filing of false claims to the federal government is prohibited by federal criminal and civil statutes. Criminal provisions prohibit knowingly filing false claims, making false statements or claims to be made by others.

Civil provisions under the FCA prohibit the filing of claims, or causing the filing of claims, that the person filing knew were false. Criminal penalties include fines and imprisonment. Civil penalties under the FCA include fines up to $11,000 per claim, plus treble damages, for each claim filed. In addition, under the Deficit Reduction Act of 2005, states are encouraged to enact their own false claims laws, which could increase the number of false claims suits at the state level. Although we are not filing claims ourselves, liability under the FCA can extend to those who cause the filings of claims. In May 2009, the President signed the Fraud Enforcement and Recovery Act which amended the FCA, granting the government and whistleblowers greater enforcement latitude. To the extent that consulting advice provided to our customers could be construed as aiding or abetting the presentation of false claims to the government by our customers, there could be false claims liability, although we endeavor to provide advice that cannot be so construed.

The internet is subject to many legal uncertainties and potential government laws and regulations that may decrease usage of our websites, increase our cost of doing business or otherwise have a damaging effect on our business.

Laws and regulations in jurisdictions throughout the world have been adopted and will likely continue to be adopted in the future that address internet, data and privacy related issues, including online content, user privacy, pricing, and quality of products and services. This legislation and related enforcement activities could increase our cost of doing business and negatively affect our business. Moreover, the manner in which laws and regulations passed prior to the popular use of the internet may be interpreted to govern issues like property ownership, libel, negligence and personal privacy are applicable to the internet may continue to evolve over time. Currently, U.S. privacy law consists of disparate state and federal statutes regulating specific industries that collect personal data. Some of these laws predate and therefore do not specifically address online activities and information. From time to time, comprehensive legislative and regulatory privacy proposals have been offered for consideration by federal, state and local governments in the United States and may be adopted in the future. Laws and regulations in countries outside the United States restrict the availability of new markets in other countries where those markets would otherwise be available for expansion. Moreover, restrictive privacy and other laws outside the United States serve as a model for new and more restrictive laws inside the United States at both the federal and the state levels. Any new law or regulation pertaining to the internet, or the application or interpretation of existing laws, could decrease usage of our websites, increase our cost of doing business or otherwise cause our business to suffer.

We may be subject to claims brought against us as a result of content we provide.

Consumers access health-related information through our online services, including information regarding particular medical conditions and possible adverse reactions or side effects from medications. If our content, or content we obtain from third parties, contains inaccuracies, it is possible that consumers, health plan members or others may sue us under various causes of action. We may also be sued by physicians or other healthcare providers for claims like libel, slander, defamation and other claims of injury as the result of our content.

If we fail to comply with current or future laws or regulations governing the collection, dissemination, use and confidentiality of patient health information, our business could suffer.

Consumers sometimes enter private information about themselves or their family members when using our services. Also, our systems record use patterns when consumers access our databases that may reveal health-related information or other private information about the user. In addition, information regarding employee usage of healthcare providers and facilities can also be compiled by our systems in connection with services we offer to employers and other payers. Numerous federal and state laws and regulations govern collection, dissemination, use and confidentiality of patient-identifiable health information, including:

- state privacy and confidentiality laws;
- state laws regulating healthcare professionals, such as physicians, pharmacists and nurse practitioners;
- Medicaid and Medicare laws;
- HIPAA and related rules proposed by the Healthcare Financing Administration; and
- CMS standards for electronic transmission of health data.

Congress may consider future legislation that would establish more strict standards for protection and use of health information. While we are not gathering patient health information at this time and we are not a covered entity under HIPAA, other third-party websites that consumers access through our websites and employees, payers and other customers may not maintain systems to safeguard any health information they may be collecting. In some cases, we may place our content on computers that are under the physical control of others, which may increase the risk of an inappropriate disclosure of information. For example, we contract out the hosting of our websites to a third-party. A portion of the American Recovery and Reinvestment Act of 2009, known as the Health Information Technology for Economic and Clinical Health Act (the HITECH Act), expanded the scope and application of HIPAA, including among other things, applying certain privacy and security provisions directly to business associates. Application of these rules to business associates is a significant change. Previously, if a breach involving a business associate occurred, the covered entity could just terminate the contract if the breach was not remedied. Responsibility and liability rested with the covered entity. Under the HITECH Act, the business associate now has responsibility and liability directly for a breach.

Under the HITECH Act, covered entities and business associates will face criminal and civil liability for failure to comply with HIPAA. Criminal penalties may be imposed against persons who obtain or disclose protected health information without authorization. In addition, a state's Attorney General can bring civil actions against a person on behalf of residents adversely affected by violations of either HIPAA or the HITECH Act. The Attorney General can either seek to enjoin further violations or obtain monetary damages on behalf of the residents harmed. DHSS is also beginning to perform periodic audits of healthcare providers to ensure that required policies under the HITECH Act are in place. Finally, individuals harmed by violations will be able to recover a percentage of monetary penalties or a monetary settlement based upon methods established by DHHS for this private recovery. In addition, future laws or changes in current laws may necessitate costly adaptations to our systems.

Online security breaches could harm our business.

Our security measures may not prevent security breaches. Substantial or ongoing security breaches on our system or other internet-based systems could reduce user confidence in our websites, causing reduced usage that would adversely affect our business. The secure transmission of confidential information over the internet is essential to maintain confidence in our websites. We believe that consumers generally are concerned with security and privacy on the internet, and any publicized security problems could inhibit the growth of our provision of healthcare information on the internet.

We will need to incur significant expense to protect and remedy against security breaches when we identify a significant business risk. Currently, we do not store sensitive information, such as patient information or credit card information, on any public-facing server. If we launch services that require us to gather sensitive information, our security expenditures will increase significantly.

A party that is able to circumvent our security systems could steal proprietary information or cause interruptions in our operations. Security breaches could also damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches. We also face risks associated with security breaches affecting third parties conducting business over the Internet or customers and others who license our data.

OTHER RISKS

Our certificate of incorporation and bylaws include anti-takeover provisions that may deter or prevent a change of control.

Some provisions of our certificate of incorporation and bylaws and provisions of Delaware law may deter or prevent a takeover attempt, including an attempt that might result in a premium over the market price for our common stock. Our certificate of incorporation requires the vote of 66 2/3% of the outstanding voting securities in order to effect certain actions, including a sale of substantially all of our assets, certain mergers and consolidations and our dissolution or liquidation, unless these actions have been approved by a majority of our directors. Our certificate of incorporation also authorizes our Board of Directors to issue up to 2,000,000 shares of preferred stock having such rights as may be designated by our Board of Directors, without stockholder approval. Our bylaws provide that stockholders must follow an advance notification procedure for certain nominations of candidates for the Board of Directors and for certain other stockholder business to be conducted at a stockholders meeting. The General Corporation Law of Delaware also restricts certain business combinations with interested stockholders upon their acquisition of 15% or more of our common stock.

All of these provisions could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of us, and thereby could prevent our stockholders from receiving a premium for their shares. In addition, the foregoing provisions could impair the ability of existing stockholders to remove and replace our management and/or our Board of Directors.

We have no intention to pay dividends on our common stock.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all future earnings to finance the expansion of our business. Any determination to pay dividends in the future will be made at the discretion of our Board of Directors. As a result, the success of an investment in our common stock will depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

We lease approximately 60,400 square feet of office space which includes our corporate headquarters, and ancillary space, in Golden, Colorado, with expirations on May 31, 2011 and December 31, 2010, respectively. We are in the process of evaluating our needs to accommodate our anticipated future growth.

Item 3. Legal Proceedings

Indemnification of our Chief Executive Officer and Derivative Complaint

For the year ended December 31, 2009, we provided indemnification to our Chief Executive Officer, Kerry R. Hicks, for legal fees totaling approximately $1.0 million. The legal proceedings arose from loans that Mr. Hicks and three other executive officers provided to us in December 1999 in the amount of $3,350,000 (including $2,000,000 individually loaned by Mr. Hicks). These loans enabled us to purchase in December 1999 a minority interest in an internet healthcare rating business that has become our current healthcare provider rating and advisory services business. This purchase was critical to our business because we had agreed with the minority interest holder that if we failed to purchase the holder's interest by December 31, 1999, we would relinquish control and majority ownership to the holder. In March 2000, the executive officers converted our obligations to them (including the $2,000,000 owed to Mr. Hicks) into our equity securities in order to induce several private investors to invest an aggregate of $14,800,000 in our equity securities.

The executive officers personally borrowed money from our principal lending bank in order to fund the December 1999 loans to us. In early 2001, the bank claimed that Mr. Hicks was obligated to pay amounts owed to the bank by a former executive officer who was unable to fully repay his loan; Mr. Hicks denied this obligation. In October 2002, the bank sold the note to an affiliate of a collection agency (the collection agency and the affiliate are collectively referred to as the "collection agency"). Although the bank informed the collection agency in July 2003 of the bank's conclusion that Mr. Hicks was not obligated under the former executive's promissory note issued to the bank, the collection agency commenced litigation in September 2003 in Tennessee federal district court to collect the remaining balance of approximately $350,000 on the note and named Mr. Hicks as a defendant. On motion by Mr. Hicks, the court action was stayed, and Mr. Hicks commenced an arbitration proceeding against the collection agency in October 2003, seeking an order that he had no liability under the note and asserting claims for damages. The bank was added as a party in March 2004.

The bank repurchased the note from the collection agency in December 2003 and resold the note to another third party in February 2004, so that Mr. Hicks' obligation to repay the note was no longer at issue. The remaining claims included, among others, claims by the bank against Mr. Hicks for costs and expenses of collection of the loan, claims by the collection agency against Mr. Hicks for abuse of process and tortious interference with the relationship between the bank and the collection agency, and claims by Mr. Hicks against the bank for breach of fiduciary duty and fraud, and against the collection agency for abuse of process and defamation. Mr. Hicks also commenced litigation in Colorado state court against the other parties, as well as two individuals affiliated with the collection agency (together with the collection agency, the "collection agency parties"), based on similar claims. That case was removed to federal court by the defendants. Mr. Hicks later filed an amended complaint against the collection agency parties in federal district court for abuse of process, defamation and intentional infliction of emotional distress. The federal district court determined that Mr. Hicks' claims should be submitted to the arbitration proceeding, but in January 2005, the arbitrator stayed Mr. Hicks' federal court claims and the collection agency's claims against Mr. Hicks for abuse of process and tortious interference until the other pending claims were considered. An arbitration hearing was held in February 2005 on the other claims submitted by the parties.

In April 2005, the arbitrator ruled that the collection agency was liable to Mr. Hicks in the amount of $400,000 for emotional distress and other maladies as well as attorneys' fees in the amount of $15,587 with interest as a result of the collection agency's abuse of process in initiating the action in Tennessee federal district court. The arbitrator determined that the bank had no liability.

The collection agency sought reconsideration of the ruling by the arbitrator, who denied the request. Mr. Hicks filed a motion with the federal district court to confirm the arbitration award, and the court confirmed the award in October 2005. The collection agency appealed the federal district court's confirmation of the arbitration award entered in favor of Mr. Hicks. In February 2007, the 10th Circuit Court of Appeals affirmed the district court's confirmation of the April 2005 award entered in favor of Mr. Hicks. This award has not been paid to Mr. Hicks.

The hearing on the remaining matters in the arbitration was held in February and March 2006. The arbitrator who heard these claims died unexpectedly a few days after the arbitration hearing concluded. A new arbitrator was appointed, and the remaining matters were again heard by the new arbitrator in October 2006. Final briefings on the remaining matters in the arbitration were concluded in April 2007. In May 2007, the arbitrator entered an award in favor of Mr. Hicks in connection with his claims of defamation and outrageous conduct. For these claims, the arbitrator awarded Mr. Hicks compensatory damages from the collection agency parties totaling

$950,000. The arbitrator also awarded Mr. Hicks punitive damages totaling $950,000 against Daniel C. Cadle, Buckeye Retirement Co., LLC, Ltd and The Cadle Company and $10,000 against William Shaulis, Buckeye Retirement Co., LLC, Ltd. and The Cadle Company. Additionally, the arbitrator awarded Mr. Hicks prejudgment interest in the approximate amount of $300,000. With respect to the collection agency parties' claims against Mr. Hicks, the arbitrator ruled in favor of Mr. Hicks. The arbitrator ruled against Mr. Hicks with respect to his abuse of process claim. In July 2008, the U.S. District Court confirmed the arbitrator's May 2007 order and subsequent final award in favor of Mr. Hicks, with the exception of the award of prejudgment interest. This award has not been paid to Mr. Hicks. We do not know what other actions the collection agency parties may take, when Mr. Hicks will be paid the awards, or when we may receive reimbursement for any or all of the indemnification expenses we have incurred and continue to incur in these matters.

On July 10, 2007, a U.S. District Court Judge entered an order precluding Daniel C. Cadle, one of the collection agency parties, from engaging in 13 acts that the arbitrator found to be outrageous. On July 20, 2007, a County Court Judge in Jefferson County, Colorado, entered a Permanent Civil Protection Order against Daniel C. Cadle. The Protection Order requires that Mr. Cadle stay at least 250 yards from Mr. Hicks, his residences and our headquarters. On July 26, 2007, Mr. Cadle appealed the Civil Protection Order entered by the County Court Judge in Jefferson County, Colorado, to the State District Court. On January 15, 2008, the State District Court affirmed the Civil Protection Order entered by the County Court. On December 2, 2008, the Colorado Supreme Court denied Mr. Cadle's request for further review. Thus, the Permanent Civil Protection Order remains in effect.

In July 2007, Mr. Hicks filed a motion for leave to file a second amended complaint and to refer claims to arbitration in which he alleged that certain of the collection agency parties, after the October 2006 arbitration hearing, continued to engage in conduct substantially similar to that upon which the arbitrator entered his compensatory and punitive damages order in May 2007. The collection agency parties opposed the relief sought by Mr. Hicks. On October 17, 2007, the court granted Mr. Hicks' motion for leave to file a second amended complaint. A supplemental complaint asserting claims for defamation and outrageous conduct against certain of the collection agency parties was filed on October 29, 2007, in accordance with the court's order. Those claims have been referred to arbitration. The claims Mr. Hicks asserts in the arbitration are for defamation and outrageous conduct against the collection agency parties. Mr. Hicks has filed motions to attempt to narrow the issues to be heard based upon the findings made by the arbitrator in his May 2007 ruling. The collection agency parties have raised claims against Mr. Hicks for abuse of process, "frivolous and spurious lawsuit" and "attorneys' fees." Mr. Hicks filed a motion to dismiss the counterclaims. All counterclaims have been dismissed voluntarily or by order of the arbitrator, except the Buckeye Respondents' counterclaim for abuse of process. The hearing on these claims commenced on August 10, 2009 for one week. Additional hearing days were added and the presentation of evidence concluded in December 2009. By Order dated February 18, 2010, the arbitrator found in favor of Mr. Hicks in connection with his defamation and outrageous conduct claims against Daniel C. Cadle and awarded Mr. Hicks compensatory and punitive damages in the amount of $3.2 million. The arbitrator found that the corporate collection agency parties were not responsible for this award. The arbitrator found in favor of Mr. Hicks in connection with the counterclaim for abuse of process that was brought against him. On February 25, 2010, Mr. Hicks filed a motion with the arbitrator seeking post-award, pre-judgment interest.

This arbitration award, like the two prior arbitration awards entered in favor of Mr. Hicks, will be subject to the confirmation process. We understand that Mr. Hicks will file a motion to confirm the arbitration award.

On October 7, 2008, the U.S. District Court entered judgment in favor of Mr. Hicks on both arbitration awards and certified the judgment as immediately appealable. The District Court reversed the arbitrator's award of prejudgment interest. On October 14, 2008, the Clerk of Courts entered judgment as follows: in favor of Mr. Hicks and against The Cadle Company, Buckeye Retirement Co., LLC. Ltd., jointly and severally, in the amount of $415,587; against The Cadle Company, Buckeye Retirement Co., LLC. Ltd., and Daniel C. Cadle, jointly and severally, for compensatory and punitive damages in the amount of $1.7 million; and against The Cadle Company, Buckeye Retirement Co., LLC. Ltd., and William E. Shaulis, jointly and severally, for compensatory and punitive damages in the amount of $210,000; with post judgment interest accruing at the legal rate of 1.59%. The collection agency parties have appealed the judgment to the 10th Circuit Court of Appeals, and Mr. Hicks has appealed the denial of his award of prejudgment interest.

On February 11, 2009, the U.S. District Court in Colorado permitted registration of the judgment in the Northern District of Ohio, where Mr. Hicks believes there are assets of the collection agency parties. Mr. Hicks retained counsel in Ohio to collect on the judgment. On February 27, 2009, the collection agency parties posted a cash supersedeas bond in an amount exceeding $2.3 million with the U.S. District Court in Colorado.

On December 7, 2009, the 10th Circuit Court of Appeals affirmed the District Court's entry of judgment in favor of Mr. Hicks and further ordered that he be awarded approximately $400,000 in post-award, pre-judgment interest. The collection agency parties thereafter sought further review before the 10th Circuit, which was rejected by Order dated February 8, 2010. On February 18, 2010, the U. S. District Court amended its judgment to include the award of post-award, pre-judgment interest, making the total judgment slightly in excess of $2.7 million. We understand that Mr. Hicks will continue to collect the amounts due him under the amended judgment, including collecting on the bond and taking other appropriate action.

Our Board of Directors initially agreed to indemnify Mr. Hicks in December 2004. The determination to indemnify Mr. Hicks was based on, among other things, the fact that the dispute related to Mr. Hicks' efforts and personal financial commitment to provide funds to us in December 1999, without which we likely would not have remained viable. Mr. Hicks has advised us that he intends to reimburse us for all indemnification expenses we have incurred and continue to incur from the proceeds of any final awards paid to him, net of any income taxes payable by him resulting from the awards.

By a letter to our Board of Directors dated February 13, 2006, Daniel C. Cadle made allegations directed at us, Mr. Hicks, the attorneys representing Mr. Hicks in the arbitration and the late arbitrator. The principal allegations appear to be that we, Mr. Hicks, and the attorneys conspired to enter into an illegal arrangement with an account officer of the bank whose loan was the initial subject of the arbitration, without the bank's knowledge, that enabled us to indirectly obtain funds from the bank and, in conspiracy with the late arbitrator, prevented the collection agency parties from reporting the alleged conduct to government authorities. Mr. Cadle threatened suit if he was not paid $10.3 million. We believe these allegations are absurd and completely without merit. To our knowledge, neither Mr. Cadle nor any of the other collection agency parties has sought to assert any such "claims" against us in the arbitration. We will vigorously contest any such litigation that may be brought against us by the collection agency parties.

In addition, in September and October 2006, our Board of Directors and our counsel received communications from counsel to Daniel C. Cadle demanding a review of the indemnification payments made by us on Mr. Hicks' behalf and raising certain other issues. In December 2006, Daniel C. Cadle filed a putative shareholder derivative complaint in the U.S. District Court for the District of Colorado against several of our current and former members of our Board of Directors, Mr. Hicks and our Chief Financial Officer (collectively, the "defendants"). Mr. Cadle alleged, among other items, that the defendants wasted and continued to waste corporate assets and opportunities by permitting the indemnification described above, that Mr. Hicks converted assets properly belonging to us and our stockholders to his own use and benefit by accepting the indemnification payments and that the defendants violated Colorado and Delaware state and federal law by concealing material information or making materially misleading statements in our quarterly and annual financial reports regarding these matters. Mr. Cadle sought a recovery to our company of the attorneys fees paid to indemnify Mr. Hicks, participatory damages to himself personally as well as any attorneys' fees he incurred in this matter. Mr. Cadle also sought injunctive relief to prevent us from continuing to indemnify Mr. Hicks. In April 2007, the defendants filed a motion to dismiss the shareholder derivative complaint. The defendants' motion to dismiss the shareholder derivative complaint was granted by the U.S. District Court in June 2007, and the plaintiff appealed the dismissal of the complaint to the 10th Circuit Court of Appeals. In April 2008, the 10th Circuit Court of Appeals affirmed the dismissal of the shareholder derivative complaint. In June 2008, the U.S. District Court denied our motion for attorneys' fees in this case.

Gotham/Primarius Complaint

In March 2007, Gotham Holdings, LP, Primarius Partners LP, Primarius Offshore Partners LTD., Primarius Focus LP and Primarius China Fund LP (collectively, the "Plaintiffs") commenced an action in the United States District Court, Southern District of New York against us, MDB Capital Group ("MDB") and Essex Woodlands Health Ventures ("Essex"). The case relates to sales made by Essex in December 2005 and February 2006 of approximately 9.1 million shares of our common stock to a number of investors, including the Plaintiffs. These sales occurred under a registration statement that we initially filed with the Securities and Exchange Commission (the "SEC") in May 2005. Essex engaged a broker, MDB, in connection with the sales. We did not receive any proceeds from these sales.

The Plaintiffs allege claims under Section 10(b) of the Exchange Act and Rule 10b-5, Section 12 of the Securities Act, fraud with respect to alleged material misrepresentations and/or omissions of material fact and negligent misrepresentation in connection with the Plaintiffs' purchase of our common stock. As they relate to us, the claims arise out of our SEC filings and presentations made by Company management at the request of Essex, to Plaintiffs (or parties allegedly related to the Plaintiffs) in December 2005 and February 2006. Specifically, the claims relate to alleged misrepresentations by Company management regarding the likelihood that an agreement we had with Hewitt Associates would move to full implementation.

In July 2007, we filed a motion to dismiss the Gotham/Primarius complaint. The Plaintiffs responded by filing a first amended complaint in August 2007. In the first amended complaint, the Plaintiffs asserted the same four claims against us that they had made in the original complaint, and three new entities were added as Plaintiffs (Willow Creek Capital Partners, LP, Willow Creek Capital Partners II, LP, and Willow Creek Offshore, Ltd.). We filed a motion to dismiss the first amended complaint in September 2007. In October 2007, the court granted our motion to dismiss the first amended complaint, with leave given to the Plaintiffs to file a second amended complaint.

In October 2007, the Plaintiffs filed a second amended complaint against us, which contained allegations that were substantially similar to those pled in the first amended complaint. We filed a motion to dismiss the second amended complaint in December 2007.

The court conducted oral argument on the motion to dismiss the second amended complaint in January 2008, at which time it denied our motion to dismiss the common law fraud and Section 10(b) claims, but deferred a decision on the Section 12 and negligent misrepresentation claims. In February 2008, the court issued an opinion dismissing the Section 12 claim, but maintaining the negligent misrepresentation claim because dismissal at that time was premature. We will have an opportunity to renew our argument once the court has decided which state's law applies.

In December 2008, Plaintiffs moved to file a third amended complaint. Following argument on the motion, the court granted the Plaintiffs leave to file an amended complaint. Plaintiffs filed the third amended complaint on February 17, 2009. The third amended complaint adds Kerry Hicks, our Chief Executive Officer, as a defendant and asserts claims against him for violation of Section 20(a) of the Exchange Act and for fraud. Aside from the addition of Mr. Hicks as defendant, the substantive allegations of the third amended complaint are the same as the second amended complaint. Discovery in the matter is ongoing. Documents have been exchanged, but no depositions have yet taken place. There are numerous outstanding discovery disputes pending before the court. Most recently, the Plaintiffs filed a motion asking the court to order the parties to mediation, which we have opposed.

We are subject to other legal proceedings and claims that arise in the ordinary course of our business. In the opinion of management, these actions are unlikely to materially affect our financial position.

Item 4. Reserved

Executive Officers of the Registrant

The following table sets forth certain information concerning our executive officers as of December 31, 2009. The executive officers are elected by our Board of Directors to serve for one year or until their successors are duly elected and qualified.

NAME	AGE	POSITION
Kerry R. Hicks	50	Chairman, President and Chief Executive Officer
David G. Hicks	51	Executive Vice President
Samantha Collier, MD	42	Executive Vice President and Chief Medical Officer
Wes Crews	46	Chief Operating Officer
Allen Dodge	41	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Andrea Pearson	41	Executive Vice President

KERRY R. HICKS, one of our founders, has served as our Chief Executive Officer and one of our directors since our inception in 1995. He has served as Chairman of the Board since December 2004. He also served as our President from our inception until November 1999 and since March 2002.

DAVID G. HICKS has served as our Executive Vice President since November 1999. He was Senior Vice President of Information Technology from May 1999 to November 1999 and Vice President of Management Information Systems from March 1996 until May 1999.

SAMANTHA COLLIER, MD has served as our Executive Vice President and Chief Medical Officer since March 2009. She was Senior Vice President of Medical Affairs from January 2005 to March 2009 and a Provider Services Consultant from March 2002 to January 2005.

WES CREWS has served as our Chief Operating Officer since April 2009. Prior to joining us, he was employed with OnTargetjobs, the leading niche job board company that provides online career services, serving as Executive Vice President and General Manager from October 2008 to April 2009, Chief Executive Officer of BioSpace from November 2005 to October 2008, and Chief Executive Officer of Hcareers from January 2008 to October 2008 (BioSpace and Hcareers were business units within OnTargetjobs). From May 2002 to November 2005, he was President and Chief Executive Officer of Infotrieve. Mr. Crews was Chief Operating Officer of The Gale Group, a subsidiary of the Thomson Corporation, from October 1998 to November 2001.

ALLEN DODGE has served as our Executive Vice President since July 2006 and as Chief Financial Officer since May 2001. He was Senior Vice President – Finance from May 2001 to July 2006 and Vice President – Finance/Controller from March 2000 to May 2001. He also served as Corporate Controller from September 1997 to March 2000.

ANDREA PEARSON has served as our Executive Vice President since December 2009. From December 2008 to December 2009, she served as Senior Vice President of Internet Strategy and Operations. Prior to joining HealthGrades, she was employed with Mapquest.com, serving as Vice President and General Manager at MapQuest.com from 2006 to 2008 and Director and General Manager from 2005 to 2006.

Kerry R. Hicks and David G. Hicks are brothers.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol "HGRD". The following table sets forth for the indicated periods the high and low sales prices for our common stock as reported on the Nasdaq Global Select Market.

	HIGH	LOW
Year Ended December 31, 2008		
First Quarter	$ 6.13	$ 5.00
Second Quarter	5.80	4.29
Third Quarter	4.54	2.81
Fourth Quarter	3.10	1.16
Year Ended December 31, 2009		
First Quarter	$ 2.82	$ 1.90
Second Quarter	4.49	1.63
Third Quarter	5.30	3.76
Fourth Quarter	5.08	3.99

Holders of Record

As of February 10, 2010, there were approximately 204 holders of record of our common stock, and the closing price of our common stock was $4.47 per share as reported by the Nasdaq Global Select Market. Because many of our shares of common stock are held by brokers and other institutional investors on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never paid or declared any cash dividends and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings for use in our business.

Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") or incorporated by reference into any filing of HealthGrades under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by the specific reference in such filing.

This graph assumes an investment of $100 in our common stock, the Nasdaq Stock Market (US) and the Nasdaq Computer & Data Processing Index on December 31, 2004, and covers the period from December 31, 2004 through December 31, 2009 and dividend reinvestment has been assumed. We have never paid dividends on our common stock and have no present plans to do so. Such returns are based on historical results and are not intended to suggest future performance.


Health Grades, Inc.
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Nasdaq Computer & Data Processing Index
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12/31/2004
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The stock price performance included in this graph is not necessarily indicative of future stock price performance.

	12/31/04	12/30/05	12/29/06	12/31/07	12/31/08	12/31/09
Health Grades, Inc.	$100.00 ($2.90*)	$217.97 ($6.32*)	$154.82 ($4.49*)	$205.16 ($5.95*)	$71.04 ($2.06*)	$147.92 ($4.29*)
Nasdaq Stock Market (US)	$100.00	$102.13	$112.18	$121.67	$58.64	$84.30
Nasdaq Computer & Data Processing Index	$100.00	$103.39	$116.07	$141.83	$81.65	$133.45

* *Health Grades, Inc. closing share price as of respective year-end date*

Purchases of Equity Securities by the Issuer

On June 22, 2006, our Board of Directors authorized the repurchase of up to 3,000,000 shares of our common stock under a stock repurchase program that does not have an expiration date and may be limited or terminated at any time without prior notice. On March 19, 2008, our Board of Directors approved an increase of an additional 500,000 shares to be repurchased under the current repurchase program. On July 22, 2008, our Board of Directors increased the stock repurchase authorization from 3,500,000 shares to 5,000,000 shares. Under the repurchase program, purchases may be made at management's discretion from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During the twelve months ended December 31, 2009, we did not repurchase any shares of our common stock under the stock repurchase program. From the inception of the repurchase program through December 31, 2009, we have repurchased 4,242,202 shares of our common stock recorded as treasury stock at an average purchase price per share of $4.61, for an aggregate cost of $19,572,461, which includes commissions and fees of $169,936.

The following table provides information regarding common stock purchases by us for the three months ended December 31, 2009.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 1, 2009 through October 31, 2009	2,917	$ 4.78	--	757,798
November 1, 2009 through November 30, 2009	463	4.34	--	757,798
December 1, 2009 through December 31, 2009	16,344	4.13	--	757,798
Total	19,724	$ 4.23	--	757,798

[1] Shares purchased represent shares withheld to cover employee payroll taxes associated with the vesting restricted stock awards.

Item 6. Selected Financial Data

Statement of Operations Data

	Year Ended December 31,				
	2009	2008	2007	2006	2005
Ratings and advisory revenue	$ 52,498,159	$ 39,663,384	$ 32,741,610	$ 27,764,021	$ 20,794,173
Income from operations	10,466,547	6,685,521	9,198,853[1]	4,817,122	3,942,424
Net income	$ 7,102,688	$ 4,690,769	$ 6,748,171[2]	$ 3,181,510	$ 4,139,853[4]
Net income per common share (basic)	$ 0.26	$ 0.17	$ 0.23[3]	$ 0.11	$ 0.15
Weighted average number of common shares used in computation (basic)	27,618,892	28,405,348	29,053,717	28,883,381	27,039,057
Net income per common share (diluted)	$ 0.23	$ 0.14	$ 0.20[3]	$ 0.09	$ 0.12
Weighted average number of common shares and common share equivalents used in computation (diluted)	31,195,096	32,836,987	34,060,414	34,079,526	34,833,521

EPS information for all years presented incorporates accounting guidance regarding unvested share-based payment awards with non-forfeitable dividend rights are to be considered participating securities.

[1] Income from operations for the year ended December 31, 2007 includes approximately $4.3 million of an arbitration award from Hewitt Associates.
[2] Net income for the year ended December 31, 2007 includes the arbitration award from Hewitt in the amount of approximately $2.8 million, net of tax.
[3] Net income per common share basic and diluted for the year ended December 31, 2007 includes approximately $0.10 and $0.08 attributed to the Hewitt award, respectively.
[4] Net income for the year ended December 31, 2005 includes a $1.5 million reversal of the valuation allowance for deferred tax assets previously reflected in our financial statements. The valuation allowance resulted from uncertainty regarding our ability to realize the benefits of the related deferred tax assets.

Balance Sheet Data

	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005
Working capital (deficit)	$ 5,578,246	$ (2,059,954)[1]	$ 10,222,065	$ 7,027,821	$ 5,024,057
Total assets	46,877,938	35,085,170	36,935,329	31,019,585	23,844,473
Total long-term debt	--	984	2,387	3,863	5,254

[1] Deficit resulted from use of cash in stock repurchase activity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

In evaluating our financial results and financial condition, management has focused principally on revenue growth and client retention, which we believe are key factors affecting both our results of operations and our cash flow from operations. Our increased revenue for the year ended December 31, 2009, as compared to the year ended December 31, 2008, reflected our success in several Provider Services and Internet Business Group product areas. For our Provider Services business group, we continued adding new hospital clients to our Strategic Quality Partnership ("SQP"), Strategic Quality Initiative ("SQI"), Quality Assessment ("QA") and Quality Assessment and Improvement ("QAI") programs and improved our retention rate for existing clients. For our Internet Business Group, we have experienced significant growth as a result of increased traffic to our websites, which include www.healthgrades.com and www.WrongDiagnosis.com. The increase in traffic has led to increased revenue from internet advertising and our quality reports and associated subscription services for physicians and hospitals.

Provider Services

In the current economic environment, both our hospital clients and prospective clients are facing significant financial challenges. In a recent study published by a leading hospital association, 55% of all hospitals are experiencing a moderate to severe decrease in inpatient admissions and 59% are experiencing a moderate to severe decrease in elective procedures. The challenges hospitals are facing affect us through a lengthening of the sales cycle and through hospitals that would typically purchase our products choosing not to do so for budgetary reasons.

As our base of hospital clients grows, one of our principal objectives is to achieve a high rate of retention of these clients. An obstacle to maintaining high retention rates for our SQP and SQI clients is that clients may have lost their high quality ratings on any given contract anniversary date. In addition, for our contracts with hospitals that have also been awarded an overall hospital designation, such as our Distinguished Hospital Award for Clinical Excellence, we have found that in many cases the hospitals terminate their contracts with us if they lose the overall hospital designation. For example, hospitals that contract with us for the SQP program typically have been awarded our Distinguished Hospital Award for Clinical Excellence. In addition, the contracts give hospitals the ability to utilize any additional marketing messages they have for our individual service lines. However, if a hospital does not achieve the Distinguished Hospital Award for Clinical Excellence each year of its agreement, it may not place as much value on the individual service line messages and, therefore, may terminate its agreement with us. We have continued to enhance the services provided in our agreements as well as add service line awards that are designed to increase our ability to retain these clients.

We typically receive a non-refundable payment for the first year of the contract term, which is typically three years, subject to a cancellation right that may be exercised by either the client or us on each annual anniversary date, upon contract execution. Because we typically receive payment in advance for each year of the term of these agreements, if we cannot continue to attract new hospital clients and retain a significant portion of our current clients, our cash flow from operations could be adversely affected.

For the years ended December 31, 2009 and 2008, we retained or signed new contracts representing approximately 80% of the annual contract value of hospitals whose contracts had first or second year anniversary dates. For contracts that expired at the end of their three-year term, our retention rate is lower, especially with respect to our QAI clients, than our retention rate for contracts at their first or second anniversary dates, when hospitals may exercise their cancellation option. Some of our QAI clients view a three-year term as the culmination of their improvement efforts rather than a starting point. The increase in our contract prices over the last several years also has caused some hospitals to decline renewal. Because we give our clients a fixed annual contract price during the three-year term, our price points for renewals may have increased significantly by the expiration of the contract.

Internet Business Group

Revenue from our Internet Business Group includes internet advertising and sponsorship, quality report sales and our Connecting Point and Patient Direct Connect offerings. Our Connecting Point and Patient Direct Connect programs are designed to increase the efficiency and profitability of participating sponsoring entities and physicians through marketing and patient education. Revenue from our Internet Business Group is dependent upon the traffic and perception of our websites. We continue to add staff with expert knowledge in search engine optimization ("SEO") and internet advertising. Our efforts have led us to successfully monetize this increased traffic. As of February 2010, we have approximately 19,000,000 unique visitors per month of combined traffic from our principal web properties, www.healthgrades.com and www.WrongDiagnosis.com. This traffic ranks us fifth in the overall health site properties by ComScore, a global leader in measuring the digital world and the preferred source of digital marketing intelligence. This rank according to ComScore's hybrid site measurement, which uses both the traditional panel of user measurement plus measurement beacons we set on our pages. In addition to our SEO efforts and licensing our data to other web publishers, the addition of www.WrongDiagnosis.com has contributed significantly to our growth.

We earn revenue from sales of advertisements on our websites through impression-based advertising (fees earned from the number of times an advertisement appears in pages viewed by users of our website) and activity based advertising (fees earned when our users click on an advertisement or text link to visit the websites of our merchant partners). Advertisements are served via direct placement, agency or ad network relationships. We believe that we have been gaining traction securing advertising in the medical device and pharmaceutical industries and have begun running direct advertising campaigns, which have premium market pricing.

Critical Accounting Estimates

In preparing our financial statements, management is required to make estimates and assumptions that, among other things, affect the reported amounts of assets, revenues and expenses. These estimates and assumptions are most significant where they involve levels of subjectivity and judgment necessary to account for highly uncertain matters or matters susceptible to change, and where they can have a material impact on our financial condition and operating performance. We discuss below the most significant estimates and related assumptions used in the preparation of our financial statements,.specifically those relating to our stock-based compensation.

We account for stock-based compensation in accordance with the fair value recognition provisions of accounting guidance. Share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating expected volatility. In addition, judgment is also required in estimating the amount of stock-based awards that are expected to be forfeited.

If actual results were to differ significantly from the estimates made, the reported results could be materially affected. Compensation cost we recognized under the fair value recognition provisions is recorded in the respective income statement categories based on the offered employees (e.g. sales and marketing, product development).

REVENUE AND EXPENSE COMPONENTS

The following descriptions of the components of revenues and expenses apply to the comparison of results of operations.

Ratings and advisory revenue. We currently operate in one business segment. We provide proprietary, objective healthcare provider ratings and advisory services to our clients. We generate revenue by providing our clients with information and other assistance that enable them to measure, assess, enhance and market healthcare quality. Our target clients include hospitals, employers, benefits consulting firms, payers, insurance companies and consumers. We typically receive a non-refundable payment from our hospital clients at the beginning of each year of the contract term (which is typically three years, subject to a cancellation right by either the client or us, on each annual anniversary date, with certain exceptions). We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over the respective year of the term. Certain of our products represent a one-time delivery of data. For these arrangements, we recognize revenue at the time that the data is delivered.

We also derive revenue from advertising displayed on our primary web properties, www.healthgrades.com and www.WrongDiagnosis.com. We recognize revenue from the sale of impression-based advertisements on our websites in the period in which the advertisements are delivered. The arrangements are evidenced by insertion orders that stipulate the types of advertising to be delivered and the pricing of such advertising. Our customers are billed based on pricing as determined by the insertion order, which may include certain discounts from list price.

We refer to the fees generated by users and charged to merchants based on the number of users who click on an advertisement or text link to visit the websites of our merchant partners as "activity-based advertising." The arrangements for activity-based advertising are evidenced by a contract that stipulates the fee per activity. The fee becomes fixed and determinable upon a user clicking on an advertisement. These revenues are recognized in the period in which the activity occurs.

We expanded beyond remnant advertising networks, including Google AdSense, to expand the channels through which our inventory is sold, increasing the overall value of that inventory. This includes direct sales to advertising agencies that represent the pharmaceutical and medical device industries along with implementing in-text advertising and contracting with advertising networks.

Cost of ratings and advisory revenue. Cost of ratings and advisory revenue consists primarily of the costs associated with the delivery of services related to our SQI, SQP and QAI programs, as well as the costs incurred to acquire the data utilized in connection with these and other services such as our Health Management Suite of products. The cost of delivery of services relates primarily to the client consultants and support staff who provide our services. Also included in cost of ratings and advisory revenue are ad serving fees, which relate to the cost of displaying advertising on our websites.

Sales and marketing costs. Sales and marketing costs include salaries, wages and commission expenses related to our sales efforts, as well as other direct sales and marketing costs. For our SQP, SQI and QAI agreements, we pay our sales personnel commissions as we receive payment from our hospital clients. We typically receive a non-refundable payment for the first year (and subsequent years on each anniversary date) of the three-year contract term. In addition, we record the commission expense in the period it is earned, which is typically upon contract execution for the first year of the agreement and on each anniversary date for clients that do not cancel in the second or third year of the contract term. We record the commission expense in this manner because once a contract is signed, the salesperson has no remaining obligations to perform during the agreement in order to earn the commission.

Product development costs. We incur product development costs related to the development and support of our website and the development of applications to support data compilation and extraction for our consulting services. These costs are expensed as incurred unless the criteria for capitalization are met.

General and administrative expenses. General and administrative expenses consist primarily of salaries, employee benefits and other expenses for employees that support our infrastructure such as finance and accounting personnel, certain information technology employees and some of our support staff, facility costs, legal, accounting and other professional fees and insurance costs.

RESULTS OF OPERATIONS

Ratings and Advisory Revenue Overview

Product Area	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Provider Services	$ 31,696,825	$ 29,261,442	$ 25,130,997
Internet Business Group	18,557,246	8,392,948	6,132,250
Strategic Health Solutions	2,244,088	2,008,994	1,478,363
Total	$ 52,498,159	$ 39,663,384	$ 32,741,610

YEAR ENDED DECEMBER 31, 2009 COMPARED TO YEAR ENDED DECEMBER 31, 2008

Ratings and advisory revenue. Total ratings and advisory revenue for the year ended December 31, 2009 increased 32% to $52.5 million from $39.7 million for the year ended December 31, 2008 as a result of strong growth from both Provider Services and the Internet Business Group. For the years ended December 31, 2009 and 2008, approximately 50% and 62%, respectively, of our ratings and advisory revenue was derived from our marketing services to hospitals. Revenues from our marketing services to hospitals increased by $1.8 million to $26.4 million for the year ended December 31, 2009. This increase is principally due to the addition of new clients, as well as our continued success selling additional services to existing hospitals. For 2009, sales of additional services to existing hospitals accounted for nearly 33% of total new contracted sales. Approximately 35% and 21% of our ratings and advisory revenue was derived from sales of our website advertising and sponsorship, quality reports to consumers and Connecting Point and Patient Direct Connect programs for the years ended December 31, 2009 and 2008, respectively. Approximately 9% and 11% of our ratings and advisory revenue was derived from the sale of our quality improvement services to hospitals for the years ended December 31, 2009 and 2008, respectively. Finally, sales of our quality information to employers, benefits consulting firms, and health plans accounted for approximately 4% and 5% of our ratings and advisory revenue for the year ended December 2009 and 2008, respectively.

Provider Services. For the year ended December 31, 2009, Provider Services revenue, which principally includes sales of hospital marketing products and quality improvement products, was $31.7 million, an increase of $2.4 million, or 8% over the year ended December 31, 2008. This increase principally reflects sales of our marketing products to new hospital clients and increased sales to existing clients. For 2009, nearly 33% of all our new sales in our Provider Services area were to existing clients. For the years ended December 31, 2009 and 2008, we retained, or signed new contracts representing approximately 80% of the annual contract value of hospitals whose contracts had first or second year anniversary dates.

Internet Business Group. For the year ended December 31, 2009, Internet Business Group revenue, which includes sales of internet advertising and sponsorship, quality reports to consumers and revenue from our Connecting Point and Patient Direct Connect offerings, was $18.6 million, an increase of $10.2 million, or 121% over the year ended December 31, 2008. This increase in revenue is a result of strong growth from all products within the Internet Business Group, including the contribution from the www.WrongDiagnosis.com website we acquired in October 2008. For the year ended December 31, 2009, our internet advertising and sponsorship revenue included $4.7 million from www.WrongDiagnosis.com. Our revenue from quality reports to consumers increased to $4.5 million for the year ended December 31, 2009, compared to $2.4 million for the twelve months ended December 31, 2008, due mainly to sales of our Watchdog subscription service. In addition, for the year ended December 31, 2009, revenue from Connecting Point included approximately $2.0 million related to our agreement with Fresenius Medical Care North America, signed in June 2008, compared to approximately $1.1 million for the year ended December 31, 2008.

Strategic Health Solutions. For the year ended December 31, 2009, Strategic Health Solutions revenue, which includes sales of our quality information to employers, benefit consultants, health plans and others and sales of our data, was $2.2 million, an increase of $0.2 million, or 12% over the year ended December 31, 2008.

Cost of ratings and advisory revenue. For the years ended December 31, 2009 and 2008, cost of ratings and advisory revenue was $7.8 million and $6.8 million, respectively, or approximately 15% and 17%, respectfully, of ratings and advisory revenue. The increase in cost of ratings and advisory was due in part to an increase in the number of employees providing support services to our products, including the increase resulting from the growth in website advertising and sponsorship.

Sales and marketing costs. Sales and marketing costs for the year ended December 31, 2009 increased to $13.1 million from $10.8 million for the year ended December 31, 2008. As a percentage of sales, sales and marketing costs decreased to 25% for the year ended December 31, 2009, compared to 27% for the year ended December 31, 2008. The increase in sales and marketing costs for the year ended December 31, 2009 is primarily due to increased sales personnel, travel, SEO costs and investments we have made in our sponsorship and advertising business. In addition, sales and marketing expenses increased due to costs related to the www.WrongDiagnosis.com and www.CureResearch.com websites, which we acquired in October 2008.

Product development costs. Product development costs for the year ended December 31, 2009 increased to $9.4 million from $7.3 million for the year ended December 31, 2008. This increase is primarily due to additional personnel hired to support product development efforts, including both the improvement of existing products and the development of new product offerings. In particular, we added personnel to focus on advertising development initiatives, as well as several projects that are in process with our search engine partners. We also continue to invest in initiatives to both improve our existing data and bring new and actionable data to consumers. We maintain physician data relating to over 800,000 physicians. We continue to acquire new physician data and refine our data-matching process to improve both the impact and the accuracy of its information.

General and administrative expenses. For the year ended December 31, 2009, general and administrative expenses were $11.7 million, an increase of $3.6 million from general and administrative expenses of $8.1 million for the year ended December 31, 2008. This increase is mainly due to increased personnel costs and new hires, software expenses, and the write-off of our investment in Healthcare Credit Solutions. Upon the dissolution of Healthcare Credit Solutions, we wrote-off $0.2 million of certain assets including fixed assets, the non-competition agreement and our investment in the subsidiary.

Other Income. For the year ended December 31, 2009, other income represents a legal settlement in the amount of $0.2 million. No other income was recorded for the year ended December 31, 2008.

Interest income. We maintain cash in an overnight investment account that includes short-term U.S. government obligations with maturities not exceeding three months and investments in a short-term investment account that includes U.S. government and government agency debt securities with original maturities not exceeding three months. As of December 31, 2009, our total investment in these accounts totaled to $15.4 million. This amount is included within the cash and cash equivalents line item of our balance sheet. For the year ended December 31, 2009, interest earned on this account was $18,000. Interest income in 2009 decreased by $0.4 million or 96% from the year ended December 31, 2008, principally due to lower average cash balances and lower investment yields resulting from a decrease in market interest rates earned on invested cash. Any further decrease in interest rates in either of these investment accounts would not have a material impact on our financial position.

YEAR ENDED DECEMBER 31, 2008 COMPARED TO YEAR ENDED DECEMBER 31, 2007

Ratings and advisory revenue. Total ratings and advisory revenue for the year ended December 31, 2008 increased 21% to $39.7 million from $32.7 million for the year ended December 31, 2007 as a result of strong growth from Provider Services and the Internet Business Group. Sales of our suite of marketing and quality assessment and improvement products to hospitals were the principal reason for this increase. For the years ended December 31, 2008 and 2007, approximately 62% and 66%, respectively, of our ratings and advisory revenue was derived from our marketing services to hospitals. Revenues from our marketing services to hospitals increased by $3.1 million to $24.6 million for the year ended December 31, 2008. This increase is principally due to the addition of new clients, as well as our continued success selling additional services to existing hospitals. For 2008, sales of additional services to existing hospitals accounted for nearly 34% of total new contracted sales. Approximately 21% and 19% of our ratings and advisory revenue was derived from sales of our quality reports to consumers, Connecting Point program and website advertising and sponsorship revenue for the years ended December 31, 2008 and 2007, respectively. Approximately 11% and 10% of our ratings and advisory revenue was derived from the sale of our quality improvement services to hospitals for the years ended December 31, 2008 and 2007, respectively. Finally, sales of our quality information to employers, benefits consulting firms, and health plans accounted for approximately 5% of our ratings and advisory revenue for the years ended December 31, 2008 and 2007.

Provider Services. For the year ended December 31, 2008, Provider Services revenue, which principally includes sales of hospital marketing products and quality improvement products, was $29.3 million, an increase of $4.1 million, or 16% over the year ended December 31, 2007. This increase principally reflects sales of our marketing products to new hospital clients and increased sales to existing clients. For 2008, nearly 34% of all our new sales in our Provider Services area were to existing clients. For the years ended December 31, 2008 and 2007, we retained, or signed new contracts representing approximately 80% and 70%, respectively, of the annual contract value of hospitals whose contracts had first or second year anniversary dates.

Internet Business Group. For the year ended December 31, 2008, Internet Business Group revenue, which includes the sale of our quality reports to consumers, revenue from our Connecting Point program and website advertising and sponsorship revenue, was $8.4 million, an increase of $2.3 million, or 37% over the year ended December 31, 2007. This increase in revenue was principally due to our Connecting Point agreement with Fresenius Medical Care North America signed in June 2008, which generated $1.1 million of revenue in 2008. The Company's internet and sponsorship revenue increased in part due to the contribution from the www.WrongDiagnosis.com we acquired in October 2008. Also contributing to the increase in internet and sponsorship revenue was a full year of advertising revenue on www.healthgrades.com, as compared to revenues only in the second half of 2007. These increases were partially offset by a slight decrease in sales of quality reports to consumers.

Strategic Health Solutions. For the year ended December 31, 2008, Strategic Health Solutions revenue, which includes sales of our quality information to employers, benefit consultants, health plans and others and sales of our data, was $2.0 million, an increase of $0.5 million, or 36% over the year ended December 31, 2007.

Cost of ratings and advisory revenue. For the years ended December 31, 2008 and 2007, cost of ratings and advisory revenue was $6.8 million and $5.3 million, respectively, or approximately 17% and 16%, respectively, of ratings and advisory revenue. The increase in cost of ratings and advisory revenue as a percentage of ratings and advisory revenue was due in part to an increase in the number of employees providing support services to our Provider Services products.

Other Revenue. Other revenue for the year ended December 31, 2007 primarily represents $3.4 million of the $4.5 million total award granted to us by the panel of arbitrators with respect to our claims against Hewitt regarding an agreement between us and Hewitt that was entered into in July 2005. The panel's award was based upon the three-year minimum annual revenue guarantee to us under the Hewitt agreement. This guarantee was $3.0 million annually for 2007, 2008 and 2009. The panel reduced this amount by its estimate of expected costs of generating these revenues. After deriving a net revenue amount, the panel performed a present value calculation of the net revenue amount utilizing a discount rate of 15%.

Sales and marketing costs. Sales and marketing costs for the year ended December 31, 2008 increased to $10.8 million from $9.1 million for the year ended December 31, 2007. As a percentage of sales, sales and marketing costs increased to 27% for the year ended December 31, 2008, compared to 25% for the year ended December 31, 2007. The increase in sales and marketing for the year ended December 31, 2008 is primarily due to the increase in commission expenses, which are recorded upon contract execution. In addition, sales and marketing costs increased to promote an internet advertising platform that we launched in the second half of 2007.

Product development costs. Product development costs for the year ended December 31, 2008 increased to $7.3 million from $5.5 million for the year ended December 31, 2007. This increase is principally due to additional personnel hired to support our product development efforts, including both the improvement of existing products as well as the development of new product offerings. In particular, we added personnel to focus on advertising initiatives, as well as several projects that are in process with our search engine partners. In addition, we continue to invest in the improvement of our physician data.

General and administrative expenses. For the year ended December 31, 2008, general and administrative expenses were $8.1 million, an increase of $1.1 million from general and administrative expenses of $7.0 million for the year ended December 31, 2007. Included as a reduction in general and administrative expenses for the year ended December 31, 2007 is $0.9 million in legal fees awarded to us by the panel of arbitrators in the Hewitt arbitration that was recorded as a reduction to expenses.

Interest income. We maintain cash in an overnight investment account that includes short-term U.S. government obligations with maturities not exceeding three months and investments in a short-term investment account that includes U.S. government and government agency debt securities with original maturities not exceeding three months. As of December 31, 2008, our total investment in these accounts totaled $9.8 million. This amount is included within the cash and cash equivalents line item of our balance sheet. For the year ended December 31, 2008, interest earned on this account was $0.4 million. Interest income in 2008 decreased by $0.9 million or 68% from the year ended December 31, 2007 principally due to lower cash balances and lower investment yields resulting from a decrease in market interest rates earned on invested cash. Also included in interest income for the year ended December 31, 2007 is $0.2 million from the Hewitt arbitration award. Any further decrease in interest rates in either of these investment accounts would not have a material impact on our financial position.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2009, we had $19.2 million in cash and cash equivalents, a 69% increase from the balance of $11.3 million as of December 31, 2008. The increase is due to $9.2 million of cash provided by operations, which was partially offset by $1.9 million used for purchases of property and equipment during the year ended December 31, 2009.

As of December 31, 2009, we had working capital of $5.6 million, an increase of $7.6 million from a working capital deficit of $2.1 million as of December 31, 2008. Included in current liabilities as of December 31, 2009 is $20.2 million in deferred revenue, which principally represents contract payments for future marketing and quality improvement services to hospitals. These amounts will be reflected in revenue upon provision of the related services.

On April 13, 2009, we entered into a Loan and Security Agreement with Silicon Valley Bank for a revolving line of credit of up to $5.0 million maturing on April 13, 2011. We may borrow, repay and re-borrow under the revolving line of credit at any time. The amount that we are able to borrow under the line of credit will vary based on the availability amount, as defined in the Loan and Security Agreement. The line of credit facility bears interest at the greater of 5% or the bank's prime rate plus 0.5%. The bank's prime rate was 4% at March 16, 2010. The line of credit is collateralized by substantially all of our assets and requires us to comply with customary affirmative and negative covenants principally relating to the use and disposition of assets, satisfaction of a quick ratio test, and minimum operating income. In addition, the Loan and Security Agreement contains customary events of default. Upon occurrence of an uncured event of default, among other things, the bank may declare that all amounts owed under the line of credit are immediately due and payable. As of December 31, 2009, we had $0 outstanding on the line of credit and we were in compliance with all such covenants.

As of December 31, 2009, we also had a standby letter of credit with Silicon Valley Bank in the amount of $45,000, which was provided in January 2005 in connection with our entry into a lease for our office in Golden, Colorado. In February 2010, the standby letter of credit expired. We currently have no other credit arrangements.

For the year ended December 31, 2009, cash provided by operations was $9.2 million compared to $6.4 million for the year ended December 31, 2008, an increase of $2.8 million. Net cash flow used in investing activities was $1.9 million for the year ended December 31, 2009, compared to $8.5 million for the year ended December 31, 2008, a decrease of cash used of $6.7 million. In October 2008, we completed our acquisition of Adviware for a purchase price of $6.7 million. During the years ended December 31, 2009 and 2008, we incurred $1.9 million in capital expenditures. The majority of these expenditures were principally for the purchase and development of computer hardware and software. For the year ended December 31, 2009, net cash flow provided by financing activities was $0.5 million. For the year ended December 31, 2008, net cash flow used in financing activities was $9.9 million.

Included in cash flow used in financing activities for the year ended December 31, 2008 was $10.9 million in purchases of treasury stock that were primarily made under our stock repurchase program. We did not repurchase any shares of our common stock under our stock repurchase program during the year ended December 31, 2009. Since June 22, 2006 and through December 31, 2009, under a stock repurchase program approved by our Board of Directors, we have repurchased 4,242,202 shares of our common stock for an aggregate purchase price of $19,572,461, which includes commissions and fees of $169,936. As of December 31, 2009, we have 757,798 shares available for repurchase under the stock repurchase program.

During the year ended December 31, 2009, the number of issued and outstanding shares of our common stock increased by 592,445 shares due to the exercise of stock options by our employees. We received $451,000 in cash from the exercise of these stock options. As of December 31, 2009, there are outstanding options to purchase approximately 4.0 million shares of our common stock at a weighted average exercise price of $0.36 per share. Therefore, we anticipate that additional options will be exercised.

We anticipate that our total 2010 capital expenditures will be between $3.0 million and $3.5 million. For the year ended December 31, 2009, we incurred $1.9 million of capital expenditures. We expect to fund all capital expenditures through operations.

We are obligated to pay contingent consideration to Adviware with respect to the acquisition of the websites www.WrongDiagnosis.com and www.CureResearch.com of up to $1.2 million in each of 2009 and 2010 based on levels of page views and revenue targets. As these contingent payments are based on the achievement of performance targets, actual payments may be substantially lower. Future payments will be recorded as goodwill when paid. The maximum payment for page views in 2009 and 2010 is $0.6 million, and the maximum payment for revenue is $0.6 million. As of December 31, 2009, we accrued $0.9 million of contingent consideration obligation for targets achieved in 2009. This amount was paid on February 25, 2010.

We anticipate that we have sufficient funds available to support ongoing operations at their current level. As noted above, upon execution of our SQI, SQP and QAI agreements, we typically receive a non-refundable payment for the first year of the contract term (which is typically three years, subject to a cancellation right that may be exercised by either the client or us on each annual anniversary date, with certain exceptions). We record the cash payment as deferred revenue, which is a current liability on our balance sheet that is then amortized to revenue on a straight-line basis over the first year of the term. Annual renewal payments, which are made in advance of the year to which the payment relates, are treated in the same manner during each of the following two years. As a result, our operating cash flow is substantially dependent upon our ability to continue to sign new agreements, and to continue to maintain a high rate of client retention. Our current operating plan includes growth in new sales from these agreements. A significant failure to achieve sales targets in the plan would have a material negative impact on our financial position and cash flow.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2009:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital Lease Obligations	$ 1,000	$ 1,000	$ --	$ --	$ --
Operating Lease Obligations	1,866,199	1,252,204	613,995	--	--
Employee Contracts	878,835	638,991	239,844	--	--
Purchase Obligations	332,258	248,258	84,000	--	--
Total	$ 3,078,292	$ 2,140,453	$ 937,839	$ --	$ --

Operating lease obligations relate principally to our office space leases. Employee contracts include obligations for employment agreements that provide two executives with minimum base pay, annual incentive awards and other fringe benefits. Purchase obligations include certain licensing and other agreements with various parties to access and use data from these parties for the purpose of providing health information on our websites.

NEW ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In May 2009, the Financial Accounting Standards Board (FASB) issued guidance that sets forth the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions that occurred after the balance sheet date in its financial statements and the disclosures that an entity shall make about the events or transactions that occurred after the balance sheet date. This guidance became effective for us on June 30, 2009. The adoption of the guidance did not have a material impact on our financial position, cash flows or results of operations.

In June 2008, the FASB issued guidance which concludes that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and must be included in the computation of basic earnings per share using the two-class method. We retrospectively adopted this guidance on January 1, 2009. The adoption of this guidance decreased our previously reported basic earnings per share for the year ended December 31, 2007 by $0.01 and decreased our previously reported diluted earnings per share for the year ended December 31, 2008 by $0.01.

In April 2008, the FASB issued guidance that amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under other Generally Accepted Accounting Principles (GAAP) measures. This guidance became effective for us on January 1, 2009. The adoption of this guidance did not have a material impact on our financial position, cash flows or results of operations.

In December 2007, the FASB issued guidance that establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. This guidance also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This guidance became effective for us on January 1, 2009. The adoption of this guidance did not have a material impact on our financial position, cash flows or results of operations.

In April 2009, the FASB issued guidance that amends and clarifies accounting provisions related to business combinations to address application issues raised by preparers, auditors and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This guidance became effective for us on January 1, 2009. The adoption of this guidance did not have a material impact on our financial position, cash flows or results of operations.

In December 2007, the FASB issued guidance that establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. This guidance also establishes disclosure requirements that clearly identify and distinguish between the interest of the parent and the interests of the noncontrolling owners. We adopted this guidance on January 1, 2009 via retrospective application of the presentation and disclosure requirements. The noncontrolling interest recorded in our consolidated balance sheets relates to a third party's interest in our majority owned subsidiary, Healthcare Credit Solutions LLC. At December 31, 2008, the noncontrolling interest balance of $0 that was previously recorded as a minority interest in the mezzanine section of the consolidated Balance Sheets was reclassified to noncontrolling interest in the equity section of the consolidated Balance Sheets. Noncontrolling interest for the year ended December 31, 2008 and 2007 in the amount of $304,004 and $327,835, respectively, on the consolidated statements of income was originally presented before income tax expense. The retrospective presentation of this guidance requires the noncontrolling interest to be presented after income tax expense. There was no impact on net income attributable to Health Grades, Inc. or the net income used in computing earnings per share.

In May 2008, the FASB issued guidance that identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with GAAP for nongovernmental entities. This guidance was issued to include the GAAP hierarchy in the accounting literature established by the FASB. This guidance became effective for us on January 1, 2009. The adoption of this guidance did not have a material impact on our financial position, cash flows or results of operations.

Recently Issued Accounting Pronouncements Not Yet Adopted

In October 2009, the FASB issued guidance on revenue arrangements with multiple deliverables stating that when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. This guidance was effective for us January 1, 2011. We do not expect the application of this guidance will have a material impact on our financial position, cash flows or operating results.

In June 2009, the FASB issued guidance that significantly changes the criteria for determining whether the consolidation of a variable interest entity is required. This guidance also addresses the effect of changes required by other guidance, and concerns regarding the application of certain provisions related to accounting for variable interest entities, including concerns that the accounting and disclosures under the guidance does not always provide timely and useful information about an entity's involvement in a variable interest entity. This guidance will be effective for us January 1, 2010. We do not expect the application of this guidance will have a material impact on our financial position, cash flows or operating results.

There were no other new accounting pronouncements issued during the year ended December 31, 2009 that had a material impact or are anticipated to have a material impact on our financial position, operating results or disclosures.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The primary objective of our investment activities is to preserve principal, maintain substantial liquidity and to achieve an acceptable rate of return. This objective is accomplished by adherence to our investment policy, which establishes guidelines of eligible types of securities and credit requirements for each investment.

Changes in prevailing interest rates will cause the market value of our investments to fluctuate. To minimize this risk, we maintain cash in an overnight investment account that includes short-term U.S. government obligations with maturities not exceeding three months and investments in a short-term investment account that includes U.S. government and government agency debt securities with original maturities not exceeding three months. As of December 31, 2009, our total investment in these accounts amounted to $15.4 million. This amount is included in the cash and cash equivalents on our consolidated balance sheet. For the year ended December 31, 2009, interest earned on these accounts was $18,000.

We have not utilized derivative financial instruments in our investment portfolio and are not subject to interest rate risks on any borrowings.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Health Grades, Inc.

We have audited the accompanying consolidated balance sheets of Health Grades, Inc. and subsidiary (collectively, the "Company") (a Delaware corporation) as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 16, 2010 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Denver, Colorado
March 16, 2010

Health Grades, Inc. and Subsidiary

Consolidated Balance Sheets

As of Ended December 31,

	2009	2008
ASSETS		
Cash and cash equivalents	$ 19,160,529	$ 11,327,741
Accounts receivable, net	11,389,295	9,563,163
Prepaid income taxes	93,451	12,603
Deferred income taxes	68,416	--
Prepaid expenses and other current assets	1,923,000	1,087,914
Total current assets	32,634,691	21,991,421
Property and equipment, net	3,214,974	2,451,210
Intangible assets, net	481,102	854,613
Goodwill	10,015,770	9,104,060
Deferred income taxes	531,401	683,866
Total assets	$ 46,877,938	$ 35,085,170
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 208,437	$ 224,252
Accrued payroll, incentive compensation and related expenses	4,199,848	3,352,294
Accrued expenses	2,143,317	629,359
Current portion of capital lease obligations	984	1,898
Current portion of deferred rent	254,797	--
Deferred revenue	20,249,062	19,713,079
Deferred income taxes	--	130,493
Total current liabilities	27,056,445	24,051,375
Long-term portion of capital lease obligations	--	984
Long-term portion of deferred rent	36,427	309,131
Total liabilities	27,092,872	24,361,490
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value, 2,000,000 shares authorized, no shares issued or outstanding	--	--
Common stock, $0.001 par value, 100,000,000 shares authorized, and 54,137,333 and 52,744,438 shares issued as of December 31, 2009 and 2008, respectively	54,137	52,743
Additional paid-in capital	100,415,961	98,242,403
Accumulated deficit	(46,923,476)	(54,026,164)
Treasury stock, 24,418,730 and 23,982,694 shares as of December 31, 2009 and 2008, respectively	(33,761,556)	(33,545,302)
Total stockholders' equity	19,785,066	10,723,680
Total liabilities and stockholders' equity	$ 46,877,938	$ 35,085,170

See accompanying notes to consolidated financial statements.

Health Grades, Inc. and Subsidiary

Consolidated Statements of Income

Years ended December 31,

	2009	2008	2007
Revenue:			
Ratings and advisory revenue	$ 52,498,159	$ 39,663,384	$ 32,741,610
Other	21,867	24,952	3,425,465
	52,520,026	39,688,336	36,167,075
Cost of revenue:			
Cost of ratings and advisory revenue	7,839,463	6,759,233	5,323,672
Gross margin	44,680,563	32,929,103	30,843,403
Operating expenses:			
Sales and marketing	13,143,398	10,845,768	9,147,911
Product development	9,376,357	7,279,283	5,491,725
General and administrative	11,694,261	8,118,531	7,004,914
Income from operations	10,466,547	6,685,521	9,198,853
Other:			
Other income	183,038	--	--
Interest income	18,052	429,757	1,330,903
Interest expense	(1,705)	(2,912)	(1,771)
Equity earnings of investment	34,000	--	--
Income before income taxes	10,699,932	7,112,366	10,527,985
Income tax expense	3,914,152	2,725,601	4,107,649
Net income	6,785,780	4,386,765	6,420,336
Net loss attributable to noncontrolling interest	316,908	304,004	327,835
Net income attributable to Health Grades, Inc.	$ 7,102,688	$ 4,690,769	$ 6,748,171
Net income per common share (basic)	$ 0.26	$ 0.17	$ 0.23
Weighted-average number of common shares used in computation (basic)	27,618,892	28,405,348	29,053,717
Net income per common share (diluted)	$ 0.23	$ 0.14	$ 0.20
Weighted-average number of common shares used in computation (diluted)	31,195,096	32,836,987	34,060,414

See accompanying notes to consolidated financial statements.

Health Grades, Inc. and Subsidiary

Consolidated Statements of Stockholders' Equity
Years ended
December 31, 2009, 2008 and 2007

	HEALTH GRADES, INC. STOCKHOLDERS						
	COMMON STOCK $0.001 PAR VALUE		ADDITIONAL				
	SHARES	AMOUNT	PAID-IN CAPITAL	ACCUMULATED DEFICIT	TREASURY STOCK	NONCONTROLLING INTEREST	TOTAL
Balance at January 1, 2007	48,775,357	$ 48,775	$ 94,604,033	$ (65,465,104)	$ (17,044,656)	$ --	$12,143,048
Stock-based compensation expense	--	--	961,715	--	--	--	961,715
Employee stock option exercise	704,184	704	568,921	--	--	--	569,625
Restricted stock awards	1,416,082	1,416	(1,416)	--	--	--	--
Tax benefit from exercise of stock options	--	--	898,597	--	--	--	898,597
1,102,326 shares repurchased	--	--	--	--	(5,612,566)	--	(5,612,566)
Noncontrolling member capital contribution	--	--	--	--	--	404,000	404,000
Change in ownership of noncontrolling interest	--	--	(171,846)	--	--	171,846	--
Noncontrolling interest	--	--	--	--	--	(327,835)	(327,835)
Net income	--	--	--	6,748,171	--	--	6,748,171
Balance at December 31, 2007	50,895,623	50,895	96,860,004	(58,716,933)	(22,657,222)	248,011	15,784,755
Stock-based compensation expense	--	--	450,627	--	--	--	450,627
Employee stock option exercise	1,272,034	1,272	595,565	--	--	--	596,837
Restricted stock awards	576,781	576	(576)	--	--	--	--
Tax benefit from exercise of stock options	--	--	336,783	--	--	--	336,783
2,558,458 shares repurchased	--	--	--	--	(10,888,080)	--	(10,888,080)
Noncontrolling member capital contribution	--	--	--	--	--	56,000	56,000
Noncontrolling interest	--	--	--	--	--	(304,011)	(304,011)
Net income	--	--	--	4,690,769	--	--	4,690,769
Balance at December 31, 2008	52,744,438	52,743	98,242,403	(54,026,164)	(33,545,302)	--	10,723,680
Stock-based compensation expense	--	--	1,620,696	--	--	--	1,620,696
Employee stock option exercise	592,445	593	450,258	--	--	--	450,851
Restricted stock awards	800,450	801	(801)	--	--	--	--
Warrants issued	--	--	100,000	--	--	--	100,000
Tax benefit from exercise of stock options	--	--	269,473	--	--	--	269,473
436,036 shares repurchased	--	--	--	--	(216,254)	--	(216,254)
Change in ownership of noncontrolling interest	--	--	(266,068)	--	--	316,908	50,840
Noncontrolling interest	--	--	--	--	--	(316,908)	(316,908)
Net income	--	--	--	7,102,688	--	--	7,102,688
Balance at December 31, 2009	54,137,333	$ 54,137	$ 100,415,961	$ (46,923,476)	$(33,761,556)	$ --	$19,785,066

See accompanying notes to consolidated financial statements.

Health Grades, Inc. and Subsidiary

Consolidated Statements of Cash Flows

Years ended December 31,

	2009	2008	2007
OPERATING ACTIVITIES			
Net income attributable to Health Grades, Inc.	$ 7,102,688	$ 4,690,769	$ 6,748,171
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,712,850	1,226,164	1,046,254
Bad debt expense	112,459	20,000	--
Loss on disposal of assets	258,841	1,061	25,996
Loss on dissolution of subsidiary	50,840	--	--
Stock based compensation expense	1,620,696	450,627	961,715
Tax benefit from stock option exercises	(269,542)	(308,329)	(871,469)
Deferred income taxes	(46,444)	22,346	(238,570)
Noncontrolling interest	(316,908)	(304,011)	(327,835)
Changes in operating assets and liabilities, net of acquisition:			
Accounts receivable	(1,938,591)	(2,647,822)	1,960,368
Prepaid expenses and other current assets	(839,409)	(210,265)	(124,201)
Accounts payable	(15,815)	(101,787)	(14,703)
Accrued payroll, incentive compensation and related expenses	847,554	1,129,324	384,688
Accrued expenses	195,072	159,661	113,461
Income taxes payable	188,625	310,337	836,152
Deferred revenue	535,983	1,973,927	1,841,778
Deferred rent	(13,584)	6,943	(45,601)
Net cash provided by operating activities	9,185,315	6,418,945	12,296,204
INVESTING ACTIVITIES			
Purchases of property and equipment	(1,854,038)	(1,860,066)	(788,346)
Business acquisition	(730)	(6,670,983)	--
Sale of property and equipment	--	--	10,000
Net cash used in investing activities	(1,854,768)	(8,531,049)	(778,346)
FINANCING ACTIVITIES			
Payments under capital lease obligation	(1,898)	(2,609)	(1,391)
Excess tax benefits from stock-based payment arrangements	269,542	308,329	871,469
Purchases of treasury stock	(216,254)	(10,888,080)	(5,612,566)
Exercise of common stock options and warrants	450,851	596,837	569,625
Noncontrolling member capital contribution	--	56,000	--
Net cash provided by (used in) financing activities	502,241	(9,929,523)	(4,172,863)
Net increase (decrease) in cash and cash equivalents	7,832,788	(12,041,627)	7,344,995
Cash and cash equivalents at beginning of period	11,327,741	23,369,368	16,024,373
Cash and cash equivalents at end of period	$ 19,160,529	$ 11,327,741	$ 23,369,368
SUPPLEMENTAL CASH FLOW INFORMATION			
Interest paid	$ 1,705	$ 2,912	$ 1,771
Income tax paid	$ 3,750,538	$ 2,397,979	$ 3,523,998
NON CASH FINANCING AND INVESTING ACTIVITY			
Data acquired with stock warrants	$ 100,000	$ --	$ --
Accrued contingent consideration in business combination	$ 910,980	$ --	$ --
Property and equipment acquired with capital lease	$ --	$ 1,628	$ --
Property and equipment acquired in accounts payable or accrued expenses	$ 407,906	$ 36,770	$ 7,526
Change in ownership interest of subsidiary	$ 266,068	$ --	$ 171,846
Non-competition agreements contributed to HCS by HealthCo	$ --	$ --	$ 404,000

See accompanying notes to consolidated financial statements.

1. DESCRIPTION OF BUSINESS

Health Grades, Inc. ("HealthGrades", the "Company", "us", "we" or "our") provides proprietary, objective ratings of hospitals, nursing homes and home health agencies. We also provide detailed information on physicians, including name, address, phone number, years in practice, information on whether they are board certified, whether they are free of state and federal sanctions and many other items. We provide our clients with healthcare information, including information relating to quality of service and detailed profile information on physicians, which enables our clients to measure, assess, enhance and market healthcare quality. Our clients include hospitals, employers, benefits consulting firms, payers, insurance companies, consumers, advertisers, and media and web portals.

We offer services to hospitals that are either attempting to communicate their clinical excellence to their internal staff, consumers and physicians, or who are working to improve quality. For hospitals that have received high ratings, we offer the opportunity to license our ratings and trademarks and provide assistance in their marketing programs at an institutional level (e.g., hospital clinical excellence and exceptional experience regarding the overall number and type of patient safety incidents within a hospital) at a service line level (e.g. cardiac, pulmonary, vascular) and at a medical issue level (e.g., coronary bypass surgery, community acquired pneumonia, valve replacement surgery). We also offer physician-led quality improvement consulting engagements and other quality improvement analysis and services for hospitals that are seeking to enhance quality.

In addition, we provide basic and detailed profile information on a variety of providers and facilities. We make this information available to consumers, employers, benefits consulting firms and payers to assist them in selecting healthcare providers. Basic profile information for certain providers is available free of charge on our website, www.healthgrades.com. For a fee, we offer healthcare quality reports with respect to hospitals, nursing homes and physicians. These reports provide more detailed information than is available free of charge on our website. Report pricing and content varies based upon the type of provider and whether the user is a consumer or a healthcare professional (for example, a medical professional underwriter).

During the second half of 2007, we began to place advertisements on our website and signed our first limited advertising campaign with a pharmaceutical company. In December 2007, we launched a tabbed physician profile which allows consumers to access much of our physician information free of charge. We are currently displaying advertisements on the majority of our physician profile pages utilizing Google AdSense and DoubleClick's advertising network. DoubleClick is our ad serving engine. In October 2008, we acquired the websites www.WrongDiagnosis.com and www.CureResearch.com from Adviware Pty Ltd. ("Adviware"). Also, in late 2008, we expanded beyond remnant advertising networks, including Google AdSense, to expand the channels through which our inventory is sold, increasing the overall value of that inventory. This includes direct sales to advertising agencies that represent the pharmaceutical and medical device industries along with in-text advertising and contracting with advertising networks.

We provide detailed online healthcare quality information for employers, benefits consulting firms, payers and other organizations that license our Health Management Suite of products – Hospital Quality Guide™, Physician Quality Guide™, Nursing Home Quality Guide™ and Home Health Quality Guide™.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and footnotes. These estimates are based on management's current knowledge of events and actions they may undertake in the future, and actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of HealthGrades and our controlled subsidiary, Healthcare Credit Solutions, LLC ("HCS"). All significant intercompany accounts have been eliminated in consolidation. Effective December 31, 2009, we dissolved HCS and ceased all business operations. See Note 7 for more information.

REVENUE RECOGNITION

Ratings and advisory revenue

Strategic Quality Initiative, Strategic Quality Partnerships and Quality Assessment and Implementation Programs:

Our ratings and advisory revenue is generated principally from annual fees paid by hospitals that participate in our Strategic Quality Initiative ("SQI"), Strategic Quality Partnership ("SQP") (formerly, Distinguished Hospital Program or, "DHP") and Quality Assessment and Implementation ("QAI") programs. The SQI program provides business development and marketing tools to hospitals that are highly rated on our www.healthgrades.com website. Under the SQI program, we license the HealthGrades name and our "report card" ratings to hospitals. The license may be in a single service line (for example, cardiac) or multiple service lines.

We also assist hospitals in promoting their ratings and measuring the success of their efforts utilizing our team of in-house healthcare consultants.

Our SQI and SQP programs provide a license to highly rated hospitals, enabling them to utilize our name and certain ratings information for an annual period. Another feature of the SQI and SQP programs is a detailed comparison of the data underlying a hospital's rating to local and national benchmarks. Our SQP program recognizes clinical excellence in hospitals among a range of service lines. Hospitals that contract with us for SQP services receive all of the SQI features described above with respect to their licensed service lines. In addition, if qualified, hospitals can reference the additional Distinguished Hospital Award ("DHA") designation. Hospital clients are provided with additional marketing and planning assistance related to the DHA designation as well as trophies for display at the hospital. Hospitals that have demonstrated superior and sustained clinical quality, and have consistently received our Distinguished Hospital Award for Clinical Excellence ("DHA-CE") designation the most consecutive times from 2010 and previous years, are included in America's 50 Best Hospitals Report, which was issued in February 2010. Patient Safety Excellence Award™ ("PSEA") recognizes hospitals with the best patient safety records in the nation. This award recognizes exceptional outcomes based on twelve patient safety indicators from the Agency for Healthcare on Quality Research. Under our PSEA program, we license the commercial use of the HealthGrades corporate mark, applicable data and marketing messages that may be used by hospitals to demonstrate third party validation of excellence.

Our QAI program is principally designed to help hospitals measure and improve the quality of their care in particular areas where they have lower ratings. Using our database and focusing on a particular hospital's information and ratings we can help identify areas to improve quality and measure how well the hospital performs relative to national and regional best practices. Our consultants work on-site with the hospital staff and physicians to present the data and assist in the quality analysis.

We typically receive a non-refundable payment at the beginning of each year of the contract term (which is typically three years, subject to a cancellation right by either the client or us, on each annual anniversary date, with certain exceptions). We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over the respective year of the term. Certain of our products represent a one-time delivery of data. For these arrangements, we recognize revenue at the time that the data is delivered.

Health Management Suite:

Through our Health Management Suite, we provide detailed online healthcare quality information for employers, benefits consulting firms, payers and other organizations. Modules currently available for license are Find a High-Quality Provider (which includes our Hospital Quality Guide, Physician Quality Guide, Nursing Home Quality Guide and Home Health Quality Guide) and Healthcare Budget (which includes our Treatment Cost Calculator). This information can be customized so that, for example, an employee can be provided with online access to quality data relating to healthcare providers within the provider network available under the employee's health plan. For an additional fee, customers can integrate our modules within their online provider directories, and we can customize our database for specific geographic areas and provider networks as well as modify the look and feel of the modules. Depending on the client's needs, we can customize our content for the intended users.

We typically receive a non-refundable payment at the beginning of each year of the contract term (which varies from one to three years, subject to a cancellation right by either the client or us, on each annual anniversary date, with certain exceptions). We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over the respective year of the term.

Content Licensing:

We offer to web property owners and operators a license to specific portions of our healthcare-related content and resources which provide users access to HealthGrades' proprietary or licensed rating and other information regarding hospitals and physicians. We typically receive a non-refundable payment at the beginning of the one-year contract term which is subject to a cancellation right by either the client or us, on each annual anniversary date, with certain exceptions. We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over the respective year of the term.

Healthcare Quality Reports:

We offer comprehensive quality information to professionals and consumers that provide current and historical quality information on hospitals and nursing homes in more detail than is available on our website. In addition, we offer reports on physicians that contain detailed information with respect to education, professional licensing history and other items. As pricing is usually on a per report basis, we recognize revenue as reports are ordered and delivered to the customer.

WatchDog Subscription:

This subscription provides email notifications to patients to allow them to track any changes to their physicians' profiles including all data included in the Physician Quality Reports and patient surveys. WatchDog notification service is billed monthly to subscribers and revenue is recognized when billed.

Connecting Point™:

Under this program, we design a premium profile for the physician that incorporates our source-verified information (e.g., board certification, years in practice) as well as information provided directly from the physician (e.g., practice philosophy, office hours). This premium profile is then made available, without charge, to all consumers searching our website. Also included are website banner advertisements for the sponsored entity, which links to their website. In addition, unlike many of the traditional marketing mediums, we provide the ability to measure the success of these online marketing efforts through our performance reporting which tracks, among other things, the number of consumers that view the physician's premium profile.

An initial fee is due on the effective date of the contract, pro-rated for the period of time commencing on the effective date and continuing until the last day of the then-current calendar quarter. We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over three months. Subsequent quarterly fees are payable at the beginning of each calendar quarter thereafter, and are calculated based upon the current number of physicians enrolled at the end of the previous calendar quarter. The agreement automatically renews quarterly upon the expiration of the initial or any renewal term which is typically at the end of the calendar quarter during which the first year anniversary of the effective date occurs.

Patient Direct Connect™:

The Patient Direct Connect program facilitates a real-time, local connection between online patients and providers. Under the Patient Direct Connect program a hospital or hospital system purchases advertising placements on HealthGrades' website accessible at www.healthgrades.com. Program services to our clients include assistance in creating and enhancing our hospital clients' professional and marketing information displayed in certain categories of the site. For a fee, our clients are provided with the opportunity to engage and assist patients searching for provider information. Physician Quality Reports™ for physicians who are participating in our Patient Direct Connect program are made available to consumers without charge. Patient Direct Connect is viewed as alternative to traditional hospital marketing activities.

A payment is due from the customer at the beginning of the contract term. We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over the respective contract term.

Internet Advertising:

We recognize revenue from the sale of impression-based advertisements on our websites in the period in which the advertisements are delivered. The arrangements are evidenced by insertion orders that stipulate the types of advertising to be delivered and pricing. Our customers are billed based on pricing as determined by the insertion order, which may include certain discounts from list price.

We refer to the fees generated by users and charged to merchants based on the number of users who click on an advertisement or text link to visit the websites of our merchant partners as "activity-based advertising." The arrangements for activity-based advertising are evidenced by a contract that stipulates the fee per activity. The fee becomes fixed and determinable upon a user clicking on an advertisement. These revenues are recognized in the period in which the activity occurs.

We expande beyond remnant advertising networks, including Google AdSense, to expand the channels through which our inventory is sold, increasing the overall value of that inventory. This includes direct sales to advertising agencies that represent the pharmaceutical and medical device industries along with implementing in-text advertising and contracting with advertising networks

MULTIPLE ELEMENT ARRANGEMENTS

We may, from time to time, enter into transactions containing multiple elements, or deliverables. If an element is determined to be a separate unit of accounting, the revenue for the element is based on verifiable objective evidence of fair value, and recognized at the time of delivery. If the arrangement has an undelivered element, we ensure that we have objective and reliable evidence of the fair value of the undelivered element. Fair value is determined based upon the price charged when the element is sold separately. However, our revenues are substantially derived from arrangements that do not contain multiple deliverables.

COMMISSION EXPENSE

We record commission expense, to our sales team members, in the period it is earned, which is typically upon contract execution for the first year of the agreement and on each anniversary date for clients that do not cancel in the second or third year of the contract term. We record the commission expense in this manner because once a contract is signed the salesperson has no remaining obligations to perform during the agreement in order to earn the commission. Commission expense for two-year fixed agreements (three year contracts with no right of cancellation on the first anniversary) is recorded upon contract execution. In this case, commission expense for the first two years of the contract is paid to the sales team member up front.

CONCENTRATION OF CREDIT RISK

Concentrations of credit risk with respect to receivables, which are typically unsecured, are generally limited due to the wide number of customers. No single customer accounted for more than 10% of accounts receivable at December 31, 2009 or 2008. Also, during 2009, 2008 and 2007, no individual customer accounted for more the 10% of our revenues.

PRODUCT DEVELOPMENT COSTS

We incur product development costs related to the development and support of our websites, the development of applications to support data compilation and extraction for our consulting services and modification of our quality guides. These costs (which consist primarily of salaries and benefits, consulting fees and other costs related to software development, application development and operations expense) are expensed as incurred unless they meet certain capitalization criteria. During 2009 and 2008, we had several applications that met the criteria for cost capitalization as described in Note 5.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents generally consist of cash, overnight investment accounts that include short-term U.S. government obligations with maturities not exceeding three months, and investments in U.S. government and government agency debt securities with original maturities not exceeding three months. Such investments are stated at cost, which includes accrued interest, and which approximates fair value given the short maturity dates, and are considered cash equivalents for purposes of reporting cash flows.

FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments, as reported in the accompanying consolidated balance sheets, approximate their fair value primarily due to the short-term and/or variable-rate nature of such financial instruments.

ACCOUNTS RECEIVABLE

The majority of our accounts receivable are due from hospitals. Accounts receivable are due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. We estimate our allowance by considering a number of factors, including the length of time trade accounts receivables are past due, any previous loss history and the customer's ability to pay its obligations. We write-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation and amortization. Costs of repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the underlying assets. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the initial lease term or the estimated useful lives of the underlying assets. The estimated useful lives used are as follows:

Computer equipment and software	3-5 years
Internally developed software	3 years
Furniture and fixtures	5-7 years
Leasehold improvements	6 years

INTANGIBLE ASSETS

We review intangible assets, excluding goodwill, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of carrying amounts to the future discounted cash flows the assets are expected to generate. If intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. We amortize intangible assets with definite lives over their remaining estimated useful lives. See Note 7 for further discussion of our intangible assets.

GOODWILL

Goodwill, which is stated at cost, is evaluated at least annually for impairment. Goodwill is the excess of acquisition cost of an acquired entity over the fair value of assets. Goodwill is not amortized, but tested for impairment annually or whenever indicators of impairment exist. These indicators may include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. We compare the fair value of our reporting units to their respective carrying value. If the carrying value exceeds the fair value of the reporting unit, we would then compare the fair value of the reporting unit's goodwill to its carrying amount, and any excess of the carrying amount over the fair value would be charged to operations as an impairment loss. We performed our annual test for impairment of our goodwill during the fourth quarters of 2009, 2008 and 2007. These tests resulted in no impairment to our goodwill balance. See Note 7 for further discussion of goodwill.

DEFERRED REVENUE

We typically receive a non-refundable payment at the beginning of each year of the contract term (which is typically three years, subject to a cancellation right by either the client or us, on each annual anniversary date, with certain exceptions). We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over the respective year of the term.

Under the Connecting Point program, initial fees that are due on the effective date of the contract are pro-rated for the period of the time commencing on the effective date and continuing until the last day of the then-current calendar quarter. We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over three months.

LOSS CONTINGENCIES

We are subject to legal proceedings and claims that arise in the ordinary course of our business and to certain other legal proceedings. We expense legal costs as incurred. See Note 13 for further discussion of legal proceedings.

ADVERTISING

Advertising costs are generally expensed as incurred and included in sales and marketing expense in the accompanying consolidated statements of income. Advertising expense totaled approximately $3.0 million, $2.6 million and $2.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. Included in these amounts are advertising costs of approximately $2.0 million, $1.5 million and $1.3 million for the years ended December 31, 2009, 2008 and 2007, respectively, paid to various search engine partners. Advertising costs included in prepaid expenses and other current assets in our accompanying consolidated balance sheets as of December 31, 2009 and 2008 are insignificant.

TREASURY STOCK

Treasury stock is recorded at cost. As of December 31, 2009, we had 24,418,730 shares of treasury stock.

NET INCOME PER COMMON SHARE

Basic net income per common share is computed by dividing the net income for the period by the weighted-average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing the net income for the period by the weighted-average number of common shares and common share equivalents outstanding during the period. Common share equivalents, (composed of incremental common shares issuable upon the exercise of common stock options, warrants and restricted stock awards) are included in diluted net income per share to the extent these shares are dilutive, utilizing the treasury stock method. The treasury stock method utilizes the weighted-average number of shares outstanding during each year and the assumed exercise of dilutive stock options, warrants and restricted stock, less the number of shares assumed to be purchased using the average market price of our common stock during the year. As of December 31, 2009, 2008 and 2007, options and warrants to purchase 206,583, 94,962 and 55,993 shares of common stock, respectively, were excluded from our calculation of dilutive securities because the exercise prices were above the market price for our common stock.

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31.

	2009	2008	2007
Numerator for both basic and diluted earnings per share:			
Net income	$ 7,102,688	$ 4,690,769	$ 6,748,171
Denominator:			
Denominator for basic net income per common share—weighted-average shares	27,618,892	28,405,348	29,053,717
Effect of dilutive securities:			
Outstanding employee stock options, warrants and restricted stock awards	3,576,204	4,431,639	5,006,697
Denominator for diluted net income per common share--adjusted weighted-average shares and assumed conversion	31,195,096	32,836,987	34,060,414

STOCK-BASED COMPENSATION

We adopted the modified prospective application on our required effective date of January 1, 2006. The modified prospective application requires measurement of compensation cost for all new stock awards and for all stock awards modified, repurchased, or cancelled after the effective date. Total future compensation cost is based upon a measurement of fair value on the date of grant and recognition of compensation expense over the requisite service period based on the straight-line attribution method, for awards expected to vest. In addition, any remaining compensation expense for the portion of stock awards issued prior to and that were outstanding on the effective date for which the requisite service had not been rendered is being recognized as the requisite service is rendered on or after the effective date. The recorded stock-based compensation expense includes our estimate of future forfeitures, whether the stock-based awards were issued prior or subsequent to the effective date.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In May 2009, the Financial Accounting Standards Board ("FASB") issued guidance that sets forth the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions that occurred after the balance sheet date in its financial statements and the disclosures that an entity shall make about the events or transactions that occurred after the balance sheet date. This guidance became effective for us on June 30, 2009. The adoption of the guidance did not have a material impact on our financial position, cash flows or results of operations.

In June 2008, the FASB issued guidance which concludes that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and must be included in the computation of basic earnings per share using the two-class method. We retrospectively adopted this guidance on January 1, 2009. The adoption of this guidance decreased our previously reported basic earnings per share for the year ended December 31, 2007 by $0.01 and decreased our previously reported diluted earnings per share for the year ended December 31, 2008 by $0.01.

In April 2008, the FASB issued guidance that amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under other GAAP measures. This guidance became effective for us on January 1, 2009. The adoption of this guidance did not have a material impact on our financial position, cash flows or results of operations.

In December 2007, the FASB issued guidance that establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. This guidance also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This guidance became effective for us on January 1, 2009. The adoption of this guidance did not have a material impact on our financial position, cash flows or results of operations.

In April 2009, the FASB issued guidance that amends and clarifies accounting provisions related to business combinations to address application issues raised by preparers, auditors and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This guidance became effective for us on January 1, 2009. The adoption of this guidance did not have a material impact on our financial position, cash flows or results of operations.

In December 2007, the FASB issued guidance that establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. This guidance also establishes disclosure requirements that clearly identify and distinguish between the interest of the parent and the interests of the noncontrolling owners. We adopted this guidance on January 1, 2009 via retrospective application of the presentation and disclosure requirements. The noncontrolling interest recorded in our consolidated balance sheets relates to a third party's interest in our majority owned subsidiary, Healthcare Credit Solutions LLC. At December 31, 2008, the noncontrolling interest balance of $0 that was previously recorded as a minority interest in the mezzanine section of the consolidated balance sheets was reclassified to noncontrolling interest in the equity section of the consolidated balance sheets. Noncontrolling interest for the year ended December 31, 2008 and 2007 of $304,004 and $327,835, respectively, on the consolidated statements of income was originally presented before income tax expense. The retrospective presentation of this guidance requires the noncontrolling interest to be presented after income tax expense. There was no impact on net income attributable to Health Grades, Inc. or the net income used in computing earnings per share.

In May 2008, the FASB issued guidance that identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with GAAP for nongovernmental entities. This guidance was issued to include the GAAP hierarchy in the accounting literature established by the FASB. This guidance became effective for us on January 1, 2009. The adoption of this guidance did not have a material impact on our financial position, cash flows or results of operations.

Recently Issued Accounting Pronouncements Not Yet Adopted

In October 2009, the FASB issued guidance on revenue arrangements with multiple deliverables stating that when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. This guidance will be effective for us on January 1, 2011. We do not expect the application of this guidance will have a material impact on our financial position, cash flows or operating results.

In June 2009, the FASB issued guidance that significantly changes the criteria for determining whether the consolidation of a variable interest entity is required. This guidance also addresses the effect of changes required by other guidance, and concerns regarding the application of certain provisions related to accounting for variable interest entities, including concerns that the accounting and disclosures under the guidance does not always provide timely and useful information about an entity's involvement in a variable interest entity. This guidance was effective for us on January 1, 2010. We do not expect the application of this guidance will have a material impact on our financial position, cash flows or operating results.

3. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of December 31:

	2009	2008
Trade accounts receivable	$ 11,452,461	$ 9,583,220
Less: allowance for doubtful accounts	63,166	20,057
	$ 11,389,295	$ 9,563,163

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31:

	2009	2008
Furniture and fixtures	$ 465,828	$ 455,344
Computer equipment and software	7,170,176	5,512,932
Leasehold improvements and other	475,963	479,686
	8,111,967	6,447,962
Accumulated depreciation and amortization	(4,896,993)	(3,996,752)
Net property and equipment	$ 3,214,974	$ 2,451,210

For the years ended December 31, 2009, 2008, and 2007, depreciation and amortization expense related to property and equipment was approximately $1,505,000, $1,088,000 and $907,000, respectively.

5. INTERNALLY DEVELOPED SOFTWARE

We capitalize certain costs associated with the implementation of software developed for internal use and costs incurred during the application development stage (such as software configuration and interfaces, coding, installation to hardware and testing) for certain applications we build. Costs capitalized consist of employee salaries and benefits, consulting fees and other costs allocated to the implementation project. We capitalize application development costs until the projects are substantially complete and ready for their intended use (after all substantial testing is completed). We capitalized approximately $1.0 million and $0.8 million of software development costs incurred during 2009 and 2008, respectively, related to certain applications developed for internal use. As the applications became ready for their intended use and were placed into service, we began to amortize the costs over their useful lives, which we expect to be three years. Amortization expense related to internally developed software for the years ended December 31, 2009, 2008 and 2007 was approximately $558,000, $368,000 and $262,000, respectively, and is included in the depreciation and amortization expense disclosed in Note 4.

6. BUSINESS ACQUISITION

In October 2008, we completed the acquisition of certain operating assets of Adviware Pty Ltd., a provider of medical and health information for consumers and health professionals via the websites www.WrongDiagnosis.com and www.CureResearch.com. This transaction was accounted for as a business combination. The preliminary purchase price was approximately $6.7 million, paid in cash, including direct transaction costs of approximately $0.5 million. A valuation analysis of the identifiable assets was prepared; and, based on the analysis, the fair value of assigned to working capital and the domain names was approximately $37,000 and $636,000, respectively. To determine the fair value of the domain names, the relief from royalty method of the income approach was utilized. The relief from royalty method measures the economic benefit that may be attributable to a particular asset by using a market based royalty rate as the starting point for quantifying the economic benefit. The value of the domain names is included with intangible assets on our consolidated balance sheets. The following table summarizes the allocation of the purchase price of Adviware:

	Amount	Estimated Useful Life
Prepaid expenses and other current assets	$ 37,104	
Identifiable intangible assets	636,000	5 years
Goodwill	5,997,879	n/a
Total assets acquired	6,670,983	
Liabilities assumed	--	
Total preliminary purchase price	$ 6,670,983	

Both the identifiable intangible assets and goodwill are deductible for tax purposes.

We are obligated to pay contingent consideration of up to $1.2 million annually for 2009 and 2010 based on certain levels of page views and revenue targets. As these contingent payments are based on the achievement of performance targets, actual payments may be substantially lower. For the year ended December 31, 2009, Adviware achieved $0.9 million of the contingent consideration payable for 2009. This amount is included in accrued expenses as of December 31, 2009, and has been recorded as goodwill. Future payments will be considered additional purchase price and recorded to goodwill when paid.

The results of operations from the Adviware acquisition have been included in the consolidated financial statements as of the acquisition date. Supplemental information on an unaudited pro forma basis, as if the Adviware acquisition had been consummated at the beginning of each of the periods presented, is as follows:

	Year Ended December 31,	
	2008	2007
	(unaudited)	(unaudited)
Revenue	$ 40,900,359	$ 37,980,539
Net income	$ 4,817,274	$ 7,015,797
Net income per share - diluted	$ 0.15	$ 0.21

The unaudited pro forma supplemental information is based on estimates and assumptions, which we believe are reasonable; it is not necessarily indicative of our consolidated financial position or results of operations in future periods or the results that actually would have been realized had we been a combined company during the periods presented. The unaudited pro forma supplemental information includes incremental asset amortization and other charges as a result of the acquisition, net of related tax effects.

7. GOODWILL & INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008 are as follows:

Balance at December 31, 2007	$ 3,106,181
Goodwill acquired	5,997,879
Balance at December 31, 2008	9,104,060
Goodwill acquired	911,710
Balance at December 31, 2009	$ 10,015,770

The components of intangible assets as of December 31 are as follows:

	2009			2008		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Intangible assets with finite lives:						
Domain names	$ 636,000	$ 154,898	$ 481,102	$ 636,000	$ 27,697	$ 608,303
Non-competition agreements	404,000	404,000	--	404,000	157,690	246,310
Acquired software and tools	--	--	--	212,300	212,300	--
Total	$ 1,040,000	$ 558,898	$ 481,102	$ 1,252,300	$ 397,687	$ 854,613

Upon our dissolution of HCS, we recognized a loss in the amount of approximately $166,000 related to Non-competition agreements. This amount is included in general and administrative expenses in our consolidated statements of income for the year ended December 31, 2009.

For the years ended December 31, 2009, 2008 and 2007, amortization expense of intangible assets related to domain names was approximately $208,000, $139,000 and $139,000, respectively. The domain names are being amortized over their remaining estimated useful lives of approximately four years. Expected amortization expense related to these assets for the next five years is as follows:

2010	$ 127,200
2011	127,200
2012	127,200
2013	99,502
2014	--

8. DEFERRED RENT

As of December 31, 2009 and 2008, we had approximately $291,000 and $305,000, respectively, recorded as deferred rent in our accompanying consolidated balance sheets. Deferred rent relates to cash payments we received from the landlord of our office facility as reimbursement for tenant improvements, approximately one and a half months of construction period rent from the period beginning on the date upon which we accepted delivery of the premises and ending when we actually moved into the facility and reduced initial rent related to our additional office space. Deferred rent will be amortized as a reduction to rent expense over the term of our lease.

9. LINE OF CREDIT AND LETTER OF CREDIT

Line of Credit

On April 13, 2009, we entered into a Loan and Security Agreement with Silicon Valley Bank for a revolving line of credit of up to $5.0 million maturing on April 13, 2011. We may borrow, repay and re-borrow under the line of credit facility at any time. The amount that we are able to borrow under the line of credit will vary based on the availability amount, as defined in the agreement. The line of credit facility bears interest at the greater of 5% or the bank's prime rate plus 0.5%. The bank's prime rate was 4% at December 31, 2009. The line of credit is collateralized by substantially all of our assets and requires us to comply with customary affirmative and negative covenants principally relating to the use and disposition of assets, satisfaction of a quick ratio test, and minimum operating income. In addition, the Loan and Security Agreement contains customary events of default. Upon occurrence of an uncured event of default, among other things, the bank may declare that all amounts owed under the line of credit are immediately due and payable. As of December 31, 2009, we were in compliance with all covenants and had $0 outstanding on the line of credit.

Letter of Credit

In connection with a lease we executed in December 2004 for our headquarters in Golden, Colorado, we executed a $500,000 standby letter of credit with Silicon Valley Bank in January 2005 to secure our obligations under the lease. The amount of the standby letter of credit, as required by the lease, was decreased to $45,000 on February 15, 2009.

As of December 31, 2009, the available amount of the standby letter of credit was $45,000. The amount drawn under the standby letter of credit is $0 and is secured by the cash and cash equivalents we maintain with Silicon Valley Bank. In February 2010, the standby letter of credit expired.

10. COMMON STOCK

Stock Repurchase Program

On June 22, 2006, our Board of Directors authorized the repurchase of up to 3,000,000 shares of our common stock under a stock repurchase program that does not have an expiration date and may be limited or terminated at any time without prior notice. On March 19, 2008, our Board of Directors approved an increase of an additional 500,000 shares to be repurchased under the current repurchase program. On July 22, 2008, our Board of Directors increased the stock repurchase authorization from 3,500,000 shares to 5,000,000 shares. Under the repurchase program, purchases may be made at management's discretion from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. From the inception of the repurchase program through December 31, 2009, we have repurchased 4,242,202 shares of our common stock recorded as treasury stock at an average purchase price per share of $4.61, for an aggregate cost of $19,572,461, which includes commissions and fees of $169,936. We did not repurchase any shares of common stock during the year ended December 31, 2009.

Stock Warrants

On January 16, 2009, we issued 125,000 warrants to purchase shares of our common stock in connection with the purchase of certain data assets. Each warrant entitles the holder to purchase one share of our common stock at $5.00 per share until January 16, 2014. The warrants were fully vested upon grant and were valued at $100,000 based on the Black-Scholes valuation model.

Equity Compensation Plan

On October 15, 1996, our Board of Directors approved the 1996 Equity Compensation Plan (the "Equity Plan"), which, as amended in 2002, provides for the grant of options to purchase up to 13,000,000 shares of our common stock. Our stockholders approved the Equity Plan and each increase in shares authorized for issuance. The Equity Plan was set to terminate no later than October 14, 2006 and has been amended and restated as further described below. Both incentive stock options and non-qualified stock options were issued under the provisions of the Equity Plan.

Effective July 24, 2006, our stockholders approved an amendment and restatement of the Equity Plan. The Equity Plan was renamed the Health Grades, Inc. 2006 Equity Compensation Plan (the "2006 Plan"). The 2006 Plan reflects amendments that, among other things, extend the term of the Equity Plan to July 23, 2016 and provide for the grants of awards of shares of our common stock and other stock-based awards. The maximum number of shares that may be issued under the 2006 Plan is 13,000,000 shares. This maximum number of authorized shares includes shares to be issued pursuant to the outstanding grants under the Equity Plan, but does not include shares previously issued pursuant to grants under the Equity Plan. Our employees, members of the Board of Directors and certain consultants and advisors are eligible to participate in the 2006 Plan. Our Board of Directors or a committee of the Board of Directors authorizes the grants and vesting of awards under the 2006 Plan. During the year ended December 31, 2009, the amount of cash received from the exercise of stock options was $450,851 and the total direct tax benefit realized, including the excess tax benefit, from stock-based award activity was $597,021. As of December 31, 2009, there were 3,545,376 shares available for future grant under the 2006 Plan.

Historically, we have granted incentive stock options to our employees and non-qualified stock options to our directors and consultants. Such options have a maximum contractual life of ten years. Under the 2006 Plan, we also have issued restricted stock awards ("RSAs") to employees and directors. RSA grants with service based vesting typically vest over a two to five year period. We have also granted RSAs to our executive officers with certain performance based vesting. We may grant different equity awards with different vesting terms in the future.

We estimate the fair value of stock option awards using the Black-Scholes valuation model. Such value is recognized as expense over the requisite service period, net of estimated forfeitures, using the straight-line attribution method. The estimate of awards that will ultimately vest requires significant judgment, and to the extent actual results or updated estimates of forfeitures differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. Actual results, and future changes in estimates, may differ substantially from our current estimates.

We determine the value of RSAs based on the market value of our common stock on the date of the award. We recognize the related compensation expense over the requisite service period, net of estimated forfeitures, using the straight-line attribution method. RSAs with performance based vesting are not expensed until the performance metrics are deemed probable. As mentioned above, actual results, and future changes in estimates, may differ substantially from our current estimates. Grantees of RSAs are entitled to vote their shares, but may not sell or transfer shares prior to vesting. As such, we record these shares as outstanding when the awards are granted.

Tax deductions in excess of recognized compensation costs ("excess tax benefits") are required to be reported as cash flow from financing activities. Additionally, excess tax benefits may not be recognized as an increase to additional paid-in capital until the corresponding tax deduction actually reduces taxes payable. We will follow the actual ordering of deductions in tax returns in applying this provision and will only recognize excess tax benefits to the extent that they actually reduce taxes payable. We elected to adopt the elective alternative transition method of calculating our initial pool of excess tax benefits available to absorb tax deficiencies.

Stock-based compensation is classified in the same expense line items as cash compensation. We have classified stock-based compensation during the years ended December 31, 2009, 2008 and 2007 within the same expense line items as cash compensation paid to employees.

Stock-Based Compensation Expense

The impact on our results of operations of recording stock-based compensation expense for the years ended December 31 was as follows:

	2009	2008	2007
Cost of ratings and advisory revenue	$ 109,764	$ 86,146	$ 101,426
Sales and marketing	645,395	131,048	417,802
Product development	109,052	86,401	158,391
General and administrative	756,485	147,032	284,096
Total stock-based compensation expense	$1,620,696	$ 450,627	$ 961,715
Related tax benefit	$ 607,896	$ 237,330	$ 237,184

Stock-based compensation expense for the year ended December 31, 2009 includes $588,885 related to restricted stock previously granted to members of our executive management team. The shares vest upon the achievement of performance metrics based upon certain annual revenue and operating income targets. As of September 30, 2009, we concluded that a performance target related to annual revenue was probable of achievement. We expect to recognize an additional $217,395 of expense related to this performance target during the year ended December 31, 2010. There was no expense related to performance vesting for the years ended December 31, 2008 or 2007.

Equity Plan

A summary of stock option activity for the year ended December 31, 2009 is as follows:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2008	4,576,405	$ 0.41		
Granted	--	--		
Exercised	(592,445)	0.76		
Forfeited	--	--		
Expired	(6,667)	4.08		
Outstanding at December 31, 2009	3,977,293	$ 0.36	2.15	$ 15,678,871
Vested or expected to vest at December 31, 2009	3,977,293	$ 0.36	2.15	$ 15,678,871
Exercisable at December 31, 2009	3,969,793	$ 0.35	2.14	$ 15,678,871

The aggregate intrinsic value in the table above represents the difference between the closing price of our common stock on the last trading day of 2009 ($4.29) and the exercise price, multiplied by the number of shares that would have been received by the option holders had all option holders exercised their options on December 31, 2009.

As of December 31, 2009, $18,922 of total unrecognized compensation cost related to stock options granted to employees and directors is expected to be recognized over a weighted-average period of less than one year.

A summary of our stock option activity and related information for the years ended December 31 is as follows:

	2009		2008		2007	
	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding at beginning of year	4,576,405	$ 0.41	5,873,272	$ 0.45	6,649,543	$ 0.56
Granted	--	$ --	--	$ --	--	$ --
Exercised	(592,445)	$ 0.76	(1,272,034)	$ 0.47	(704,184)	$ 0.81
Forfeited	--	$ --	(834)	$ 4.62	(36,616)	$ 4.41
Expired	(6,667)	$ 4.08	(23,999)	$ 6.60	(35,471)	$ 9.91
Outstanding at end of year	3,977,293	$ 0.36	4,576,405	$ 0.41	5,873,272	$ 0.45
Exercisable at end of year	3,969,793	$ 0.35	4,559,153	$ 0.40	5,813,842	$ 0.41

	2009	2008	2007
Weighted-average fair value of options granted during the year:	N/A	N/A	N/A
Intrinsic value of options exercised during the year:	$ 908,500	$ 2,632,566	$ 3,376,505
Fair value of options vested during the year:	$ 375,136	$ 129,833	$ 408,213

Exercise prices for options outstanding and the weighted-average remaining contractual lives of those options at December 31, 2009 are as follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED-AVERAGE EXERCISE PRICE
$0.06-$0.10	2,953,104	2.11	$ 0.10	2,953,104	$ 0.10
$0.30-$0.88	716,888	1.27	0.62	716,888	0.62
$1.01-$1.53	214,967	4.22	1.28	214,967	1.28
$2.85-$2.94	4,000	1.98	2.90	4,000	2.90
$3.00-$3.98	15,500	5.12	3.33	15,500	3.33
$4.10-$4.70	60,834	5.35	4.51	53,334	4.51
$5.36-$6.10	12,000	6.01	5.90	12,000	5.90
$0.06-$6.10	3,977,293	2.15	$ 0.36	3,969,793	$ 0.35

2006 Plan

A summary of RSA activity for the year ended December 31, 2009 is as follows:

	Number of RSAs	Weighted-Average Grant-Date Fair Value Per Share	Aggregate Intrinsic Value
Nonvested at December 31, 2008	1,725,360	$ 4.15	
Granted	800,450	3.49	
Vested	(209,599)	4.24	
Forfeited	(383,187)	4.04	
Nonvested at December 31, 2009	1,933,024	$ 3.89	$ 8,292,673
Expected to vest at December 31, 2009	989,585	$ 3.78	$ 4,245,320

	2009	2008	2007
Weighted-average fair value of RSAs granted during the year:	$ 3.49	$ 3.00	$ 6.33
Intrinsic value of RSAs vested during the year:	$ 862,129	$ 431,207	$ 257,873
Fair value of shares vested during the year:	$ 888,281	$ 595,379	$ 191,736

As of December 31, 2009, we had approximately $5,496,286 of total unrecognized compensation cost related to nonvested RSAs granted under the 2006 Plan. Of this total, $2,636,235 relates to RSAs whose vesting is contingent upon meeting various performance goals, including annual revenue, operating income and operating margin targets. The remaining unrecognized compensation cost of $2,860,051 associated with nonvested RSAs, which vest solely on fulfilling a service condition, and is expected to be recognized over a weighted-average period of four years.

For the year ended December 31, 2009, we repurchased 52,849 shares of vested RSAs to cover related employment taxes for a total cost of $216,254. We also recorded as treasury stock 383,187 shares of forfeited, unvested RSAs at no cost for the year ended December 31, 2009.

11. OPERATING LEASES

We have operating leases for our office space and certain office equipment. The lease term for our office space of our Golden, Colorado headquarters expires in May 2011 and our additional office space expires December 2010.

Future minimum payments under the operating leases with terms in excess of one year are summarized as follows for the years ending December 31:

2010	$ 1,252,204
2011	533,599
2012	80,396
2013	--
Thereafter	--
Total	$ 1,866,199

Rent expense for the years ended December 31, 2009, 2008 and 2007 under all operating leases was approximately $1,135,000, $865,000 and $546,000, respectively.

12. INCOME TAXES

We are a corporation subject to federal and certain state and local income taxes. The provision for income taxes is calculated pursuant to the liability method. This method requires recognition of deferred income taxes based on temporary differences between the financial reporting and income tax bases of assets and liabilities, using currently enacted income tax rates and regulations related to the years such temporary differences become deductible and payable.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities at December 31, 2009 and 2008 are as follows:

	2009	2008
Deferred tax assets:		
Stock-based compensation expense	$ 465,592	$ 195,399
Capitalized start-up costs	417,973	160,361
Accrued liabilities	200,451	150,104
Deferred rent	110,665	115,827
Allowance for doubtful accounts	24,003	7,622
Other	47,593	29,782
Net operating loss carryforwards	239,609	259,576
	1,505,886	918,671
Valuation allowance for deferred tax assets	--	--
Gross deferred tax asset	1,505,886	918,671
Deferred tax liabilities:		
Prepaid expenses	704,644	308,186
Intangible assets, net	151,212	31,490
Property and equipment, net	50,213	25,622
Gross deferred tax liability	906,069	365,298
Net deferred tax asset	$ 599,817	$ 553,373

The income tax expense (benefit) for the years ended December 31, 2009, 2008 and 2007 is summarized as follows:

	2009	2008	2007
Current:			
Federal	$ 3,492,509	$ 2,387,855	$ 3,846,923
State	468,087	315,400	499,296
	3,960,596	2,703,255	4,346,219
Deferred:			
Federal	(38,577)	19,559	(209,424)
State	(7,867)	2,787	(29,146)
	(46,444)	22,346	(238,570)
Total income tax expense	$ 3,914,152	$ 2,725,601	$ 4,107,649

The total income tax expense differs from amounts currently payable because certain revenues and expenses are reported in the consolidated statements of income in periods that differ from those in which they are subject to taxation. The principal differences relate to different methods of calculating depreciation and deferred rent for financial statement and income tax purposes, currently non-deductible book compensation expense items, currently non-deductible book accruals and reserves and currently deductible book prepaid amounts.

The current income tax expense summarized above for the years ended December 31, 2009, 2008 and 2007 does not include a tax benefit of $269,473, $336,783 and $898,597, respectively, related to certain employee stock option transactions. The excess tax benefit has been recorded as an increase to stockholder's equity in the accompanying consolidated balance sheets and is reported as financing cash inflows on the accompanying consolidated statement of cash flows.

A reconciliation between the statutory federal income tax rate of 34% and our 36.6%, 38.3% and 39.0% effective tax rates for the years ended December 31, 2009, 2008 and 2007, respectively, is as follows:

	2009	2008	2007
Federal statutory income tax rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	2.8	3.0	2.9
Incentive stock option compensation	--	(1.1)	0.7
Non-deductible expenses	1.1	0.8	0.2
Noncontrolling interest	(1.0)	1.5	1.0
Miscellaneous	(0.3)	0.1	0.2
Effective income tax rate	36.6%	38.3%	39.0%

We have approximately $631,000 in net operating loss carryforwards which may be used to offset future taxable income. These loss carryforwards expire from 2019 through 2021. Certain changes in our stock ownership during 2001 resulted in an ownership change pursuant to the tax laws and, due to this change, all of our net operating loss carryforwards are subject to restrictions on the timing of their use.

We recognize tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in tax returns that do not meet these recognition and measurement standards.

As of December 31, 2009 and 2008, we had no unrecognized tax benefits. We are subject to income taxes in the U.S. federal, various state and local jurisdictions. Tax consequences within each jurisdiction are subject to the applicable tax laws and regulations of the specific jurisdiction and often require significant judgment to apply. With few exceptions, we are no longer subject to U.S. federal, state or local income tax examinations by tax authorities for any years before 2002. Our policy is to classify any interest incurred on tax deficiencies as interest expense and income tax penalties as part of income tax expense.

13. LEGAL PROCEEDINGS

Indemnification of our Chief Executive Officer and Derivative Complaint

For the year ended December 31, 2009, we provided indemnification to our Chief Executive Officer, Kerry R. Hicks, for legal fees of approximately $1.0 million. The legal proceedings arose from loans that Mr. Hicks and three other executive officers provided to us in December 1999 in the amount of $3,350,000 (including $2,000,000 individually loaned by Mr. Hicks). These loans enabled us to purchase in December 1999 a minority interest in an internet healthcare rating business that has become our current healthcare provider rating and advisory services business. This purchase was critical to our business because we had agreed with the minority interest holder that if we failed to purchase the holder's interest by December 31, 1999, we would relinquish control and majority ownership to the holder. In March 2000, the executive officers converted our obligations to them (including the $2,000,000 owed to Mr. Hicks) into our equity securities in order to induce several private investors to invest an aggregate of $14,800,000 in our equity securities.

The executive officers personally borrowed money from our principal lending bank in order to fund the December 1999 loans to us. In early 2001, the bank claimed that Mr. Hicks was obligated to pay amounts owed to the bank by a former executive officer who was unable to fully repay his loan; Mr. Hicks denied this obligation. In October 2002, the bank sold the note to an affiliate of a collection agency (the collection agency and the affiliate are collectively referred to as the "collection agency"). Although the bank informed the collection agency in July 2003 of the bank's conclusion that Mr. Hicks was not obligated under the former executive's promissory note issued to the bank, the collection agency commenced litigation in September 2003 in Tennessee federal district court to collect the remaining balance of approximately $350,000 on the note and named Mr. Hicks as a defendant. On motion by Mr. Hicks, the court action was stayed, and Mr. Hicks commenced an arbitration proceeding against the collection agency in October 2003, seeking an order that he had no liability under the note and asserting claims for damages. The bank was added as a party in March 2004.

The bank repurchased the note from the collection agency in December 2003 and resold the note to another third party in February 2004, so that Mr. Hicks' obligation to repay the note was no longer at issue. The remaining claims included, among others, claims by the bank against Mr. Hicks for costs and expenses of collection of the loan, claims by the collection agency against Mr. Hicks for abuse of process and tortious interference with the relationship between the bank and the collection agency, and claims by Mr. Hicks against the bank for breach of fiduciary duty and fraud, and against the collection agency for abuse of process and defamation. Mr. Hicks also commenced litigation in Colorado state court against the other parties, as well as two individuals affiliated with the collection agency (together with the collection agency, the "collection agency parties"), based on similar claims. That case was removed to federal court by the defendants. Mr. Hicks later filed an amended complaint against the collection agency parties in federal district court for abuse of process, defamation and intentional infliction of emotional distress. The federal district court determined that Mr. Hicks' claims should be submitted to the arbitration proceeding, but in January 2005, the arbitrator stayed Mr. Hicks' federal court claims and the collection agency's claims against Mr. Hicks for abuse of process and tortious interference until the other pending claims were considered. An arbitration hearing was held in February 2005 on the other claims submitted by the parties.

In April 2005, the arbitrator ruled that the collection agency was liable to Mr. Hicks in the amount of $400,000 for emotional distress and other maladies as well as attorneys' fees in the amount of $15,587 with interest as a result of the collection agency's abuse of process in initiating the action in Tennessee federal district court. The arbitrator determined that the bank had no liability.

The collection agency sought reconsideration of the ruling by the arbitrator, who denied the request. Mr. Hicks filed a motion with the federal district court to confirm the arbitration award, and the court confirmed the award in October 2005. The collection agency appealed the federal district court's confirmation of the arbitration award entered in favor of Mr. Hicks. In February 2007, the 10th Circuit Court of Appeals affirmed the district court's confirmation of the April 2005 award entered in favor of Mr. Hicks. This award has not been paid to Mr. Hicks.

The hearing on the remaining matters in the arbitration was held in February and March 2006. The arbitrator who heard these claims died unexpectedly a few days after the arbitration hearing concluded. A new arbitrator was appointed, and the remaining matters were again heard by the new arbitrator in October 2006. Final briefings on the remaining matters in the arbitration were concluded in April 2007. In May 2007, the arbitrator entered an award in favor of Mr. Hicks in connection with his claims of defamation and outrageous conduct. For these claims, the arbitrator awarded Mr. Hicks compensatory damages from the collection agency parties totaling $950,000. The arbitrator also awarded Mr. Hicks punitive damages totaling $950,000 against Daniel C. Cadle, Buckeye Retirement Co., LLC, Ltd and The Cadle Company and $10,000 against William Shaulis, Buckeye Retirement Co., LLC, Ltd. and The Cadle Company. Additionally, the arbitrator awarded Mr. Hicks prejudgment interest in the approximate amount of $300,000. With respect to the collection agency parties' claims against Mr. Hicks, the arbitrator ruled in favor of Mr. Hicks. The arbitrator ruled against Mr. Hicks with respect to his abuse of process claim. In July 2008, the U.S. District Court confirmed the arbitrator's May 2007 order and subsequent final award in favor of Mr. Hicks, with the exception of the award of prejudgment interest. This award has not been paid to Mr. Hicks. We do not know what other actions the collection agency parties may take, when Mr. Hicks will be paid the awards, or when we may receive reimbursement for any or all of the indemnification expenses we have incurred and continue to incur in these matters.

On July 10, 2007, a U.S. District Court Judge entered an order precluding Daniel C. Cadle, one of the collection agency parties, from engaging in 13 acts that the arbitrator found to be outrageous. On July 20, 2007, a County Court Judge in Jefferson County, Colorado, entered a Permanent Civil Protection Order against Daniel C. Cadle. The Protection Order requires that Mr. Cadle stay at least 250 yards from Mr. Hicks, his residences and our headquarters. On July 26, 2007, Mr. Cadle appealed the Civil Protection Order entered by the County Court Judge in Jefferson County, Colorado, to the State District Court. On January 15, 2008, the State District Court affirmed the Civil Protection Order entered by the County Court. On December 2, 2008, the Colorado Supreme Court denied Mr. Cadle's request for further review. Thus, the Permanent Civil Protection Order remains in effect.

In July 2007, Mr. Hicks filed a motion for leave to file a second amended complaint and to refer claims to arbitration in which he alleged that certain of the collection agency parties, after the October 2006 arbitration hearing, continued to engage in conduct substantially similar to that upon which the arbitrator entered his compensatory and punitive damages order in May 2007. The collection agency parties opposed the relief sought by Mr. Hicks. On October 17, 2007, the court granted Mr. Hicks' motion for leave to file a second amended complaint. A supplemental complaint asserting claims for defamation and outrageous conduct against certain of the collection agency parties was filed on October 29, 2007, in accordance with the court's order. Those claims have been referred to arbitration. The claims Mr. Hicks asserts in the arbitration are for defamation and outrageous conduct against the collection agency parties. Mr. Hicks has filed motions to attempt to narrow the issues to be heard based upon the findings made by the arbitrator in his May 2007 ruling. The collection agency parties have raised claims against Mr. Hicks for abuse of process, "frivolous and spurious lawsuit" and "attorneys' fees." Mr. Hicks filed a motion to dismiss the counterclaims. All counterclaims have been dismissed voluntarily or by order of the arbitrator, except the Buckeye Respondents' counterclaim for abuse of process. The hearing on these claims commenced on August 10, 2009 for one week. Additional hearing days were added and the presentation of evidence concluded in December 2009.

On October 7, 2008, the U.S. District Court entered judgment in favor of Mr. Hicks on both arbitration awards and certified the judgment as immediately appealable. The District Court reversed the Arbitrator's award of prejudgment interest. On October 14, 2008, the Clerk of Courts entered judgment as follows: in favor of Mr. Hicks and against The Cadle Company, Buckeye Retirement Co., LLC. Ltd., jointly and severally, in the amount of $415,587; against The Cadle Company, Buckeye Retirement Co., LLC. Ltd., and Daniel C. Cadle, jointly and severally, for compensatory and punitive damages in the amount of $1.7 million; and against The Cadle Company, Buckeye Retirement Co., LLC. Ltd., and William E. Shaulis, jointly and severally, for compensatory and punitive damages in the amount of $210,000; with post judgment interest accruing at the legal rate of 1.59%. The collection agency parties have appealed the judgment to the 10th Circuit Court of Appeals, and Mr. Hicks has appealed the denial of his award of prejudgment interest.

On February 11, 2009, the U.S. District Court in Colorado permitted registration of the judgment in the Northern District of Ohio, where Mr. Hicks believes there are assets of the collection agency parties. Mr. Hicks retained counsel in Ohio to collect on the judgment. On February 27, 2009, the collection agency parties posted a cash supersedeas bond in an amount exceeding $2.3 million with the U.S. District Court in Colorado.

On December 7, 2009, the Tenth Circuit Court of Appeals affirmed the District Court' s entry of judgment in favor of Mr. Hicks and further ordered that he be awarded approximately $400,000 in post-award, pre-judgment interest.

Our Board of Directors initially agreed to indemnify Mr. Hicks in December 2004. The determination to indemnify Mr. Hicks was based on, among other things, the fact that the dispute related to Mr. Hicks' efforts and personal financial commitment to provide funds to us in December 1999, without which we likely would not have remained viable. Mr. Hicks has advised us that he intends to reimburse us for all indemnification expenses we have incurred and continue to incur from the proceeds of any final awards paid to him, net of any income taxes payable by him resulting from the awards.

By a letter to our Board of Directors dated February 13, 2006, Daniel C. Cadle made allegations directed at us, Mr. Hicks, the attorneys representing Mr. Hicks in the arbitration and the late arbitrator. The principal allegations appear to be that we, Mr. Hicks, and the attorneys conspired to enter into an illegal arrangement with an account officer of the bank whose loan was the initial subject of the arbitration, without the bank's knowledge, that enabled us to indirectly obtain funds from the bank and, in conspiracy with the late arbitrator, prevented the collection agency parties from reporting the alleged conduct to government authorities. Mr. Cadle threatened suit if he was not paid $10.3 million. We believe these allegations are absurd and completely without merit. To our knowledge, neither Mr. Cadle nor any of the other collection agency parties has sought to assert any such "claims" against us in the arbitration. We will vigorously contest any such litigation that may be brought against us by the collection agency parties.

In addition, in September and October 2006, our Board of Directors and our counsel received communications from counsel to Daniel C. Cadle demanding a review of the indemnification payments made by us on Mr. Hicks' behalf and raising certain other issues. In December 2006, Daniel C. Cadle filed a putative shareholder derivative complaint in the U.S. District Court for the District of Colorado against several of our current and former members of our Board of Directors, Mr. Hicks and our Chief Financial Officer (collectively, the "defendants"). Mr. Cadle alleged, among other items, that the defendants wasted and continued to waste corporate assets and opportunities by permitting the indemnification described above, that Mr. Hicks converted assets properly belonging to us and our stockholders to his own use and benefit by accepting the indemnification payments and that the defendants violated Colorado and Delaware state and federal law by concealing material information or making materially misleading statements in our quarterly and annual financial reports regarding these matters. Mr. Cadle sought a recovery to our company of the attorneys fees paid to indemnify Mr. Hicks, participatory damages to himself personally as well as any attorneys' fees he incurred in this matter. Mr. Cadle also sought injunctive relief to prevent us from continuing to indemnify Mr. Hicks. In April 2007, the defendants filed a motion to dismiss the shareholder derivative complaint. The defendants' motion to dismiss the shareholder derivative complaint was granted by the U.S. District Court in June 2007, and the plaintiff appealed the dismissal of the complaint to the 10th Circuit Court of Appeals. In April 2008, the 10th Circuit Court of Appeals affirmed the dismissal of the shareholder derivative complaint. In June 2008, the U.S. District Court denied our motion for attorneys' fees in this case.

See Note 18 for a description of developments after December 31, 2009 on certain matters concerning the indemnification of our CEO.

Gotham/Primarius Complaint

In March 2007, Gotham Holdings, LP, Primarius Partners LP, Primarius Offshore Partners LTD., Primarius Focus LP and Primarius China Fund LP (collectively, the "Plaintiffs") commenced an action in the United States District Court, Southern District of New York against us, MDB Capital Group ("MDB") and Essex Woodlands Health Ventures ("Essex"). The case relates to sales made by Essex in December 2005 and February 2006 of approximately 9.1 million shares of our common stock to a number of investors, including the Plaintiffs. These sales occurred under a registration statement that we initially filed with the Securities and Exchange Commission (the "SEC") in May 2005. Essex engaged a broker, MDB, in connection with the sales. We did not receive any proceeds from these sales.

The Plaintiffs allege claims under Section 10(b) of the Exchange Act and Rule 10b-5, Section 12 of the Securities Act, fraud with respect to alleged material misrepresentations and/or omissions of material fact and negligent misrepresentation in connection with the Plaintiffs' purchase of our common stock. As they relate to us, the claims arise out of our SEC filings and presentations made by Company management at the request of Essex, to Plaintiffs (or parties allegedly related to the Plaintiffs) in December 2005 and February 2006. Specifically, the claims relate to alleged misrepresentations by Company management regarding the likelihood that an agreement we had with Hewitt Associates would move to full implementation.

In July 2007, we filed a motion to dismiss the Gotham/Primarius complaint. The Plaintiffs responded by filing a first amended complaint in August 2007. In the first amended complaint, the Plaintiffs asserted the same four claims against us that they had made in the original complaint, and three new entities were added as Plaintiffs (Willow Creek Capital Partners, LP, Willow Creek Capital Partners II, LP, and Willow Creek Offshore, Ltd.). We filed a motion to dismiss the first amended complaint in September 2007. In October 2007, the court granted our motion to dismiss the first amended complaint, with leave given to the Plaintiffs to file a second amended complaint.

In October 2007, the Plaintiffs filed a second amended complaint against us, which contained allegations that were substantially similar to those pled in the first amended complaint. We filed a motion to dismiss the second amended complaint in December 2007.

The court conducted oral argument on the motion to dismiss the second amended complaint in January 2008, at which time it denied our motion to dismiss the common law fraud and Section 10(b) claims, but deferred a decision on the Section 12 and negligent misrepresentation claims. In February 2008, the court issued an opinion dismissing the Section 12 claim, but maintaining the negligent misrepresentation claim because dismissal at that time was premature. We will have an opportunity to renew our argument once the court has decided which state's law applies.

In December 2008, Plaintiffs moved to file a third amended complaint. Following argument on the motion, the court granted the Plaintiffs leave to file an amended complaint. Plaintiffs filed the third amended complaint on February 17, 2009. The third amended complaint adds Kerry Hicks, our Chief Executive Officer, as a defendant and asserts claims against him for violation of Section 20(a) of the Exchange Act and for fraud. Aside from the addition of Mr. Hicks as defendant, the substantive allegations of the third amended complaint are the same as the second amended complaint. Discovery in the matter is ongoing. Documents have been exchanged, but no depositions have yet taken place. There are numerous outstanding discovery disputes pending before the Court. Most recently, the Plaintiffs filed a motion asking the Court to order the parties to mediation, which we have opposed.
We are subject to other legal proceedings and claims that arise in the ordinary course of our business. In the opinion of management, these actions are unlikely to materially affect our financial position.

14. COMMITMENTS

We have entered into employment agreements that provide two executives with minimum base pay, annual incentive awards and other fringe benefits. We expense all costs related to the agreements in the period that the services are rendered by the employee. In the event of death, disability, termination with or without cause, voluntary employee termination, or change in our ownership, we may be partially or wholly relieved of our financial obligations to such individuals. However, under certain circumstances, a change in control of the Company may provide significant and immediate enhanced compensation to the executives. At December 31, 2009, we were contractually obligated to pay base salary to these executives of approximately $879,000 through June 30, 2011.

We have entered into certain licensing and other agreements with various parties to access and use data from these parties for the purpose of providing health information on our websites. We have the ability to terminate these agreements upon certain conditions. Our remaining purchase obligations under these contracts at December 31, 2009 are approximately $0.3 million over a three-year period. For the years ended December 31, 2009, 2008 and 2007, amounts included in cost of ratings and advisory revenue for purchases under these agreements were approximately $287,000, $362,000 and $401,000, respectively.

15. EMPLOYEE BENEFIT PLAN

We maintain a defined contribution employee benefit plan (the "Benefit Plan"). The Benefit Plan covers substantially all of our employees and includes a qualified non-elective contribution equal to 3% of annual compensation, applicable to all eligible participants, regardless of whether or not the participant contributes to the Benefit Plan.

Expense under the Benefit Plan, including the qualified non-elective contribution, was approximately $463,000, $361,000 and $305,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

16. RELATED PARTY TRANSACTION

On March 17, 2009, Mats Wahlström was named a director of the Company. Mr. Wahlström is co-CEO of Fresenius Medical Care North America ("FMCNA") and President and CEO of Fresenius Medical Services. We provide services to FMCNA pursuant to an Internet Agreement (the "Agreement"), which became effective June 1, 2008. Under the Agreement, FMCNA sponsors the physician-quality reports of all of its practicing nephrologists found on www.healthgrades.com, and pays the Company $1.9 million annually. For the years ended December 31, 2009 and 2008, we recognized $2.0 million and $1.1 million, respectively, of revenue in connection with the Agreement.

On August 13, 2007, we entered into a Consulting Services Agreement, subsequently amended on August 26, 2007, with OmniMedix Institute, a nonprofit corporation dedicated to improving quality, efficiency and equity of healthcare by fostering the proliferation and use of patient-centric health information technologies. The Chairman and Chief Executive Officer of OmniMedix Institute is J.D. Kleinke, a former member of our Board of Directors. Mr. Kleinke resigned from our Board effective March 7, 2008. The Consulting Services Agreement involves the development of a web-based pharmaceutical ratings survey instrument and reporting application for deployment and operation on our website. The aggregate monetary value of the Consulting Services Agreement was $157,000 which was payable over the term of the agreement. For the years ended December 31, 2008 and 2007, we paid $100,611 and $62,500, respectively, pursuant to the Consulting Services Agreement all of which is capitalized on our consolidated balance sheets within the financial statement line "Property and equipment, net". All obligations under the Consulting Services Agreement were satisfied as of December 31, 2008. No related party expense is included in the consolidated statements of income for the years ended December 31, 2009, 2008 or 2007.

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 2009 and 2008.

2009	March 31	June 30	September 30	December 31
Revenue:				
Ratings and advisory	$ 12,383,883	$ 12,476,011	$ 13,302,333	$ 14,335,932
Other	5,013	6,012	11,712	(870)
Total revenue	12,388,896	12,482,023	13,314,045	14,335,062
Expenses:				
Cost of ratings and advisory revenue	1,910,730	1,819,329	1,773,750	2,335,654
Gross margin	10,478,166	10,662,694	11,540,295	11,999,408
Operating expenses:				
Sales and marketing	3,293,945	3,077,792	3,240,474	3,531,187
Product development	2,151,406	2,245,227	2,214,636	2,765,088
General and administrative	2,508,264	2,687,349	3,209,594	3,289,054
Income from operations	2,524,551	2,652,326	2,875,591	2,414,079
Other:				
Other	--	--	--	183,038[1]
Interest income	7,079	6,598	2,841	1,534
Interest expense	(67)	(545)	(31)	(1,062)
Equity earnings of investment	--	34,000	--	--
Income before income taxes	2,531,563	2,692,379	2,878,401	2,597,589
Income tax expense	946,049	1,044,889	1,109,762	813,452
Net income	1,585,514	1,647,490	1,768,639	1,784,137
Net loss attributable to noncontrolling interest	50,708	83,959	45,420	136,821
Net income attributable to Health Grades, Inc.	1,636,222	1,731,449	1,814,059	1,920,958
Net income per share (basic)	$ 0.06	$ 0.06	$ 0.07	$ 0.07
Weighted average shares outstanding (basic)	27,228,819	27,620,616	27,782,227	27,829,234
Net income per share (diluted)	$ 0.05	$ 0.06	$ 0.06	$ 0.06
Weighted average shares outstanding (diluted)	30,640,208	31,075,566	31,431,346	31,484,920

2008	March 31	June 30	September 30	December 31
Revenue:				
Ratings and advisory	$ 9,129,817	$ 9,291,370	$ 10,023,373	$ 11,218,824
Other	5,992	6,113	6,684	6,163
Total revenue	9,135,809	9,297,483	10,030,057	11,224,987
Expenses:				
Cost of ratings and advisory revenue	1,572,732	1,545,410	1,604,983	2,036,108
Gross margin	7,563,077	7,752,073	8,425,074	9,188,879
Operating expenses:				
Sales and marketing	2,377,774	2,380,652	2,677,158	3,410,184
Product development	1,689,829	1,712,168	1,889,339	1,987,947
General and administrative	1,978,627	2,000,486	1,894,964	2,244,454
Income from operations	1,516,847	1,658,767	1,963,613	1,546,294
Other:				
Interest income	201,110	127,291	94,428	6,928
Interest expense	(65)	(51)	(90)	(2,706)
Income before income taxes	1,717,892	1,786,007	2,057,951	1,550,516
Income tax expense	627,588	695,799	789,065	613,149
Net income	1,090,304	1,090,208	1,268,886	937,367
Net loss attributable to noncontrolling interest	66,191	117,966	53,069	66,778
Net income attributable to Health Grades, Inc.	1,156,495	1,208,174	1,321,955	1,004,145
Net income per share (basic)	$ 0.04	$ 0.04	$ 0.05	$ 0.04
Weighted average shares outstanding (basic)	29,078,090	28,297,065	28,185,206	28,084,004
Net income per share (diluted)	$ 0.03	$ 0.04	$ 0.04	$ 0.03
Weighted average shares outstanding (diluted)	33,793,491	32,904,871	32,635,913	31,895,270

(1) Amount represents legal settlement

18. SUBSEQUENT EVENTS

Indemnification and Derivative Complaint

By Order dated February 18, 2010, the arbitrator found in favor of Mr. Hicks in connection with his defamation and outrageous conduct claims against Daniel C. Cadle and awarded Mr. Hicks compensatory and punitive damages in the amount of $3.2 million. The arbitrator found that the collection agency parties were not responsible for this award. The arbitrator found in favor of Mr. Hicks in connection with the counterclaim for abuse of process that was brought against him. On February 25, 2010, Mr. Hicks filed a motion with the arbitrator seeking post-award, pre-judgment interest.

This arbitration award, like the two prior arbitration awards entered in favor of Mr. Hicks, will be subject to the confirmation process. We understand that Mr. Hicks will file a motion to confirm the arbitration award.

The collection agency parties thereafter sought further review before the 10th Circuit Court of Appeals, which was rejected by Order dated February 8, 2010. On February 18, 2010, the U. S. District Court amended its judgment to include the award of post-award, pre-judgment interest, making the total judgment slightly in excess of $2.7 million. We understand that Mr. Hicks will continue to collect the amounts due him under the amended judgment, including collecting on the bond and taking other appropriate action.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosures under Rules 13-(a)-15(e) and 15(d)-15(e). Disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives.

Management has carried out an evaluation under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

Change in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures are made only in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company's internal control over financial reporting was effective as of December 31, 2009. Grant Thornton LLP has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2009; their report is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Health Grades, Inc.

We have audited Health Grades, Inc. and subsidiary's (collectively, the "Company") (a Delaware Corporation) internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, cash flows, and the financial statement schedule for each of the three years in the period ended December 31, 2009 and our report dated March 16, 2010 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Denver, Colorado
March 16, 2010

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be included in HealthGrades' Proxy Statement for its 2010 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2009 (the "2010 Proxy Statement") and is incorporated herein by reference.

The information required by this item concerning our executive officers is set forth under the heading "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by this item will be included in the 2010 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

The following table provides information, as of December 31, 2009, regarding securities issuable under our stock based compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights *(a)*	Weighted-average exercise price of outstanding options, warrants, rights and RSAs *(b)*	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column *(a)*) *(c)*
Equity compensation plans approved by security holders	3,977,293	$0.24	3,545,376
Equity compensation plans not approved by security holders	125,000[(1)]	$5.00	N/A
Total	4,102,293		3,545,376

[(1)] Represents warrants issued on January 16, 2009 in connection with the purchase of certain data assets.

Other information required by this item will be included in the 2010 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included in our 2010 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this item will be included in our 2010 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements.

The financial statements listed in the accompanying Index to Financial Statements and Financial Statement Schedule at page 43 are filed as part of this Form 10-K.

2. Financial Statement Schedules.

The following financial statement schedule is filed as part of this Form 10-K:

Schedule II - Valuation and Qualifying Accounts.

All other schedules have been omitted because they are not applicable, or not required, or the information is shown in the Financial Statements or notes thereto.

Schedule II -- Valuation and Qualifying Accounts

ALLOWANCE FOR DOUBTFUL ACCOUNTS ON TRADE RECEIVABLES	BALANCE AT BEGINNING OF PERIOD	CHARGED TO COSTS AND EXPENSES	CHARGED TO OTHER ACCOUNTS	DEDUCTIONS[1]	BALANCE AT END OF PERIOD
Year ended December 31, 2009	$ 20,057	$ 93,656	$ --	$ 50,547	$ 63,166
Year ended December 31, 2008	$ 19,207	$ 20,000	$ --	$ 19,150	$ 20,057
Year ended December 31, 2007	$ 19,207	$ --	$ --	$ --	$ 19,207

[1] Represents actual amounts charged against the allowance for the periods presented.

(b) Exhibits.

The following is a list of exhibits filed as part of this annual report on Form 10-K. Unless otherwise indicated, the file number of each document incorporated by reference is 0-22019.

EXHIBIT NUMBER	DESCRIPTION
3.1	Form of Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-K for the year ended December 31, 2001)
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to our amendment to our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2004, filed on May 2, 2005)
10.1*	2006 Equity Compensation Plan as Amended and Restated (incorporated by reference to Exhibit 10.1 to our Form 10-K, filed on March 16, 2009)
10.1.2*	Form of Grant Notice of Restricted Stock Award (incorporated by reference to Exhibit 10.1.2 to our Form 10-K for the year ended December 31, 2006)
10.2*	Loan and Security Agreement dated April 13, 2009 between Health Grades, Inc. and Silicon Valley Bank (incorporated by reference to Exhibit 10.1 to our Form 10-Q for the quarter ended June 30, 2009).
10.3*	Employment Agreement dated as of April 1, 1996 by and between Specialty Care Network, Inc. and Kerry R. Hicks (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form S-1 (File No. 333-17627))
10.3.1*	Amended and Restated Employment Agreement dated August 6, 2008 by and between Health Grades, Inc. and Kerry R. Hicks (incorporated by reference to Exhibit 10.3.1 to our Form 10-Q for the quarter ended June 30, 2008)
10.3.2*	Confidentiality and Non-Competition Agreement dated August 6,

	2008 by and between Health Grades, Inc. and Kerry R. Hicks (incorporated by reference to Exhibit 10.3.2 to our Form 10-Q for the quarter ended June 30, 2008)
10.4.1*	Employment Agreement between Specialty Care Network, Inc. and David Hicks, dated March 1, 1996 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form S-1 (File No. 333-17627))
10.4.2*	Amendment to Employment Agreement between Specialty Care Network, Inc. and David Hicks, dated December 2, 1997. (incorporated by reference to Exhibit 10.8.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 1997)
10.5	Building Lease between GR Development One, LLC, Landlord and Health Grades, Inc., Tenant. (incorporated by reference to exhibit 10.6 to our Form 10-K for the year ended December 31, 2005)
10.5.1	Building Lease Amendment (incorporated by reference to exhibit 10.5.1 to our Form 10-K for the year ended December 31, 2006)
10.6*+	Directors Compensation
10.7*	Wes Crews Offer of Employment Letter (incorporated by reference to exhibit 10.1 to our Form 8-K, filed on April 9, 2009)
10.8	Asset Purchase Agreement dated October 13, 2008 by and among HealthGrades, Inc. and Adviware Pty Ltd. (incorporated by reference to Exhibit 2.1 to our Form 8-K, filed on October 14, 2008)
21.1+	List of subsidiaries of Registrant
23.1+	Consent of Grant Thornton LLP
31.1+	Certification of the Chief Executive Officer pursuant to Rule 15d-14(a) under the Securities Exchange Act.
31.2+	Certification of the Chief Financial Officer pursuant to Rule 15d-14(a) under the Securities Exchange Act.
32.1+	Certification of the Chief Executive Officer pursuant to Rule 15d-14(b) under the Securities Exchange Act.
32.2+	Certification of the Chief Financial Officer pursuant to Rule 15d-14(b) under the Securities Exchange Act.

* - Constitutes a management contract, compensatory plan or arrangement required to be filed as an exhibit to this report.
+ - Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEALTH GRADES, INC.

Date: March 16, 2010

/s/ Kerry R. Hicks
Kerry R. Hicks
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Kerry R. Hicks Kerry R. Hicks	Chairman, President and Chief Executive Officer (Principal Executive Officer)	March 16, 2010
/s/ Allen Dodge Allen Dodge	Executive Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer	March 16, 2010
/s/ Mary Boland Mary Boland	Director	March 16, 2010
/s/ Leslie S. Matthews, M.D. Leslie S. Matthews, M.D.	Director	March 16, 2010
/s/ John Quattrone John Quattrone	Director	March 16, 2010
/s/ Mats Wahlström Mats Wahlström	Director	March 16, 2010

Exhibit 10.6

Directors Compensation

Effective January 1, 2009, compensation for each non-employee director of the Company is as follows:

(i) $20,000 in cash;

(ii) 7,500 shares of restricted stock issued under our 2006 Health Grades Inc. Equity Compensation Plan, with 50% vesting on each of the first two anniversaries of the date of grant; and

(iii) 1,000 shares of restricted stock issued under our 2006 Health Grades Inc. Equity Compensation Plan for serving as the Audit Committee Chairperson, with 50% vesting on each of the first two anniversaries of the date of grant.

Exhibit 21.1

List of Subsidiaries of Registrant

Subsidiary	**Jurisdiction**
Healthcare Credit Solutions, LLC	Arizona
Alijor, LLC	Florida

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 16, 2010, with respect to the consolidated financial statements, schedule, and internal control over financial reporting included in the Annual Report of Health Grades, Inc. on Form 10-K for the year ended December 31, 2009. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Health Grades, Inc. on Form S-3 (File No. 333-124288, effective April 25, 2005) and on Forms S-8 (File No. 333-152924, effective August 11, 2008, File No. 333-82398, effective February 8, 2002, File No. 333-42986, effective August 3, 2000, File No. 333-61717, effective August 18, 1998, and File No. 333-36933, effective October 1, 1997).

/s/ GRANT THORNTON LLP

Denver, Colorado
March 16, 2010

Exhibit 31.1

CERTIFICATION

I, Kerry R. Hicks, certify that:

1. I have reviewed this annual report on Form 10-K of Health Grades, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or cause such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2010

By: /s/ Kerry R. Hicks
Name: Kerry R. Hicks
Title: Chairman, President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Allen Dodge, certify that:

1. I have reviewed this annual report on Form 10-K of Health Grades, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or cause such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2010

By: /s/ Allen Dodge
Name: Allen Dodge
Title: Executive Vice President and
Chief Financial Officer

Exhibit 32.1

Health Grades, Inc.

Certification by the Chief Executive Officer
Pursuant to Rule 15d-14(b) Under the Securities Exchange Act of 1934

I, Kerry R. Hicks, President and Chief Executive Officer of Health Grades, Inc., a Delaware corporation (the "Company"), hereby certify that, based on my knowledge:

(1) The Company's annual report on Form 10-K for the year ended December 31, 2009 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 780(d)), as amended; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by this report.

* * *

/s/ KERRY R. HICKS
Kerry R. Hicks
Chairman, President and CEO

Date: March 16, 2010

Exhibit 32.2

Health Grades, Inc.

Certification by the Chief Financial Officer
Pursuant to Rule 15d-14(b) Under the Securities Exchange Act of 1934

I, Allen Dodge, Executive Vice President and Chief Financial Officer of Health Grades, Inc., a Delaware corporation (the "Company"), hereby certify that, based on my knowledge:

(1) The Company's annual report on Form 10-K for the year ended December 31, 2009 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 780(d)), as amended; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by this report.

* * *

/s/ ALLEN DODGE
Allen Dodge
Executive Vice President and CFO

Date: March 16, 2010

Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") or incorporated by reference into any filing of HealthGrades under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by the specific reference in such filing.

This graph assumes an investment of $100 in our common stock, the Nasdaq Stock Market (US) and the Nasdaq Computer & Data Processing Index on December 31, 2004, and covers the period from December 31, 2004 through December 31, 2009 and dividend reinvestment has been assumed. We have never paid dividends on our common stock and have no present plans to do so. Such returns are based on historical results and are not intended to suggest future performance.



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The stock price performance included in this graph is not necessarily indicative of future stock price performance.

	12/31/04	12/30/05	12/29/06	12/31/07	12/31/08	12/31/09
Health Grades, Inc.	$100.00 ($2.90*)	$217.97 ($6.32*)	$154.82 ($4.49*)	$205.16 ($5.95*)	$71.04 ($2.06*)	$147.92 ($4.29*)
Nasdaq Stock Market (US)	$100.00	$102.13	$112.18	$121.67	$58.64	$84.30
Nasdaq Computer & Data Processing Index	$100.00	$103.39	$116.07	$141.83	$81.65	$133.45

* *Health Grades, Inc. closing share price as of respective year-end date*

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CORPORATE INFORMATION

BOARD OF DIRECTORS

Kerry R. Hicks
Chairman of the Board of Directors and
Chief Executive Officer
Health Grades, Inc.

Mary M. Boland
Senior Vice President,
Finance and Distribution, The Americas
Levi Strauss & Co.

Leslie S. Matthews, M.D., MBA
Chief of Orthopaedic Surgery
Union Memorial Hospital

John J. Quattrone
Executive Director
Global Human Resources
Global Product Development
General Motors Corporation

Mats Wahlström
Senior Advisor to the CEO & Chairman
of Fresenius Medical Care AG
& Co. KGaA
Fresenius Medical Care North America

EXECUTIVE OFFICERS

Kerry R. Hicks
Chairman of the Board of Directors and
Chief Executive Officer

Wes Crews
Chief Operating Officer

David G. Hicks
Executive Vice President

Allen Dodge
Executive Vice President and
Chief Financial Officer

Dr. Samantha Collier
Executive Vice President and
Chief Medical Officer

Andrea Pearson
Executive Vice President

CORPORATE DATA

Independent Public Accountants
Grant Thornton LLP
Denver, CO

Transfer Agent
American Stock Transfer & Trust Company
New York, NY

Legal Counsel
Faegre & Benson LLP
Denver, CO

Rothgerber Johnson & Lyons LLP
Denver, CO

Corporate Headquarters
Health Grades, Inc.
500 Golden Ridge Road, Suite 100
Golden, CO 80401

Other Financial Information
Requests for copies of our SEC periodic filings or other shareholder inquiries should be directed to Allen Dodge, Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, CO 80401.



HEALTHGRADES®
GUIDING AMERICA TO BETTER HEALTHCARE®